UMH PROPERTIES, INC.

2025 ANNUAL REPORT

OUR VISION

UMH Properties, Inc. has a 57-year history of providing quality affordable housing using manufactured homes in land-lease communities. UMH owns, or has an interest in, and operates a portfolio of manufactured home communities consisting of 145 communities with 27,100 developed homesites situated in 12 states. Additionally, we have 11,000 rental homes that we own within these communities. Also, UMH owns approximately 2,300 acres of land for the development of new sites.

Manufactured home communities satisfy a fundamental need of quality affordable housing. As home prices continue to rise and available home inventory continues to shrink, the supply of affordable housing becomes an ever-increasing concern. We are committed to being a part of the solution to America's affordable housing crisis.

UMH has long believed that we have an obligation to create sustainable and environmentally friendly communities that have a positive societal impact. Throughout our history, we have and continue to develop and invest in environmentally friendly initiatives that will conserve energy and natural resources. We build, upgrade and manage well-maintained communities that our residents are proud to call home. We believe in enriching the lives of the people impacted by our Company, which include our employees, our residents and our neighbors.

2025 YEAR IN REVIEW

4.7%
INCREASE IN COMMON STOCK DIVIDEND

9%
INCREASE IN SALES VOLUME[1]

9%
INCREASE IN SAME PROPERTY NOI

717
NEW RENTAL UNITS ADDED

[1]*Includes Sebring Square, Rum Runner and Honey Ridge, three communities owned in joint ventures with Nuveen Real Estate in which the Company has a 40% interest.*

On Our Cover:
WHISPERING PINES, *Somerset, PA*
Acquired in 2004

On This Page:
LAKE SHERMAN VILLAGE, *Navarre, OH*
Acquired in 1987

PROPERTY PORTFOLIO



ME
VT
NE
MA
CT
RI
NY
NJ
PA
MD
DE
WI
MI
IL
IN
OH
WV
VA
KY
NC
TN
SC
MS
AL
GA
FL

- Marcellus and Utica Shale Regions
- Acquired prior to 2025:
  137 communities and 26,000 sites
- Acquired in 2025:
  5 communities and 600 sites
- 220 acres to be developed into a manufactured home community
- Joint Ventures:
  3 communities and 500 sites

SITES PER STATE
27,086 SITES

GA 1%
MD 1%
SC 1%
FL 1%
AL 1%
MI 4%
NY 5%
NJ 6%
TN 8%
IN 15%
OH 27%
PA 30%

TOTAL ACREAGE
8,364 ACRES

Total Shale Region Acreage - 3,958
Total Non Shale Region Acreage - 4,406

Developed 37%
Developed 35%
Vacant 16%
Vacant 12%

VACANT ACREAGE PER STATE
2,336 ACRES

MI 1%
MD 2%
SC 4%
NJ 7%
IN 8%
TN 13%
NY 21%
PA 22%
OH 22%

DEAR FELLOW SHAREHOLDERS

UMH Properties, Inc. has been proudly providing the Nation with quality affordable housing for the past 57-years. Many thanks to our Founder and Chairman, Eugene Landy, for putting us on the path to success all those years ago. He continues to guide the company and ensure that we are well positioned now and in the future.

We have acquired and improved countless communities that have appreciated substantially through our value-added business plan. We have positioned the company to benefit from the shortage of affordable housing options, we believe that manufactured housing will play a key role in the solution to the crisis in the coming years. Our goal is to increase and preserve the supply of affordable housing in any market we operate in. We strive to treat our tenants fairly by investing in our communities to improve their quality of living while being fair with our rent increases. We accomplish this important social mission while generating solid and growing returns for our shareholders. We believe that the intrinsic value of the company will become apparent as we continue to execute on this business plan.

COMMUNITY NET OPERATING INCOME[1]
($ in millions)



(1)Excludes non-recurring legal and professional fees of $724 for the year ended December 31, 2025.

Over the past 5 years, we have grown the company through a combination of debt and equity. We have issued 37.7 million shares of common stock at a weighted average price of $18.64 per share generating

gross proceeds of $702.9 million and 6.5 million shares of preferred stock at a weighted average price of $23.16 per share generating gross proceeds of $150.7 million. Additionally, we have issued two Israeli bonds generating total proceeds of $182.9 million, and we have refinanced communities pulling out $211.3 million above the maturing principal balances. This capital was utilized to invest in new acquisitions, expansions, capital improvements, rental homes, greenfield development and the financing of home sales. The investments we have made in our communities have resulted in a substantial increase in value. We can capture this increase in value without selling assets through the refinancing of our communities. Appraisals conducted during the refinance process document the increase in property level value. We are then able to use the recycled capital to invest in more rental homes, expansions and new acquisitions.

TOTAL REVENUE
($ in millions)



We have used this capital to grow the company through the investment in the following:

1. We have acquired 16 communities containing approximately 2,700 sites for a total purchase price of approximately $150 million. We generally invest in underperforming communities where we identify opportunities to outperform the previous owners. In most cases, we are acquiring

communities with existing vacant sites that can quickly become income producing through the investment in our rental homes. This strategy has allowed us to acquire 3,500 vacant sites that require only limited site improvements to install new homes on. Our rental home investments are our best use of capital. We are earning an unlevered return of 10% or more in most cases.

2. We have developed approximately 750 expansion sites. Investments in expansions take time to produce meaningful returns because of the infill pace, but they allow us to generate strong sales profits and increase the value of our existing communities. A larger community is more valuable than a smaller community. We plan to develop 300 or more sites a year for the next few years. Additionally, we own 2,300 acres of vacant land that over time can be developed into 9,300 or more sites.

3. We have invested in 4,200 rental homes for a total purchase price of $325 million. These investments generally result in unlevered returns of 10% or more and improve the overall value and quality of our communities.

4. We have purchased 6 self storage facilities containing 551 units for a total purchase price of $5.7 million.

5. We have financed approximately $96 million of home sales at a weighted average yield of 6.94%.

6. We have invested $34.6 million in three communities containing 476 sites through our joint ventures with Nuveen Real Estate.

Over the past 5 years, we have increased normalized FFO per share by 36% and our dividend by 25%. The value of all of the above and the value of all of our 145 communities, 27,100 lots and 11,000 rentals increase each year based on our strong operating performance, growing income, best in class platform, supply and demand and inflation. It remains our belief that the increased value of our assets each year actually exceeds our operating income and funds from operation, but GAAP does not measure that increase in value. Refinancing does measure the increase in value, and our refinancings have proven in the past 12 months that these 17 communities increased in value from our investment of approximately $140 million



to $309 million, an increase of $169 million or 121%. This demonstrates the effectiveness and success of our long-term business plan. We believe the future will be even better than the past as we continue to execute on our growth strategy, which should result in increased earnings, property valuations and ultimately our share price.

Many thanks to our investment banks, regional banks, analysts, officers, directors, employees, national and state associations, and to all of our supporters who have been with us during our 57-year history. All we accomplish is because we do it together and we thank each of you for being a part of our mission to profitably provide quality housing in factory-built homes for sale or rent.

Very truly yours,

SAMUEL A. LANDY
President and Chief Executive Officer
March 2026

LETTER FROM THE CHAIRMAN

UMH Properties, Inc. has spent the past 57-years providing high-quality affordable housing. While the company has evolved and grown over time, our mission remains the same. We strive to increase the supply of affordable housing and improve the communities that we own and operate. We accomplish this goal through strategic capital improvements and expansions while always striving to treat our tenants, employees, shareholders and stakeholders fairly. Each year is different than the last, but our long-term business plan has proven to provide meaningful and growing returns for our shareholders.

Our mission is more important now than ever before. The United States has a massive shortage of affordable housing, which is estimated to be between 4.5 million and 6 million units. Most of the new housing starts are not geared to the lower end of the market that manufactured housing provides. The combination of higher interest rates and low inventory has decreased housing affordability. We anticipate a favorable operating environment, which should result in strong and growing demand for homes for rent and homes for sale.

UMH now owns 145 communities containing 27,100 developed homesites and 11,000 rentals. We take pride in improving the communities and the quality of life that is provided by living in a UMH community. Additionally, we have increased the supply of affordable housing and positioned the company to benefit through the infill of our acquired vacant sites, the development of our land and the general appreciation that comes with long-term real estate investment. We have accomplished a great deal and believe that we are on the path to sustained earnings growth and stock price appreciation.

Our years of hard work in acquiring, improving, expanding and developing manufactured housing communities have garnered us a reputation as a leader in the manufactured housing industry. We have been advocating for changes to the HUD code that now allows duplex single section, multi section and in the near future, two story homes. These changes greatly increase the value of our existing sites and may allow us to expand our investment criteria in the future. Additionally, we have been lobbying for changes for opportunity zone legislation that will improve affordable housing supply across the nation and make



it more attractive to set up future opportunity zone funds. The funds will be managed by UMH and we will have the first right to purchase any communities from the fund. This structure would allow us to grow through development and turnaround acquisitions while limiting the impact on UMH's earnings per share.

Drone videos of our communities are available at *www.umh.reit* and truly show the high quality of UMH's communities and the standard of living provided through manufactured housing. We take great pride in executing our business plan while working to provide quality affordable housing.

We are proud of all that we have accomplished over the past 57-years and expect to accomplish much more over the coming years.

Very truly yours,

EUGENE W. LANDY
Chairman of the Board
March 2026

Kiernan "KC" Conway

Born August 9th, 1962
Departed April 28th, 2025



Kiernan "KC" Conway was a nationally recognized economist who worked with the Federal Reserve Bank of Atlanta, the Federal Reserve Bank of New York, and the University of Alabama, among others. He had a strong focus on commercial real estate with a sharp analytical mind that helped to guide us throughout many business cycles.

KC was the quintessential director that any shareholder could ever want in overseeing the long-term interests of UMH. We were very fortunate to have KC serve on our board and his core principles of integrity, good governance, and conservative management will remain in his absence.

On behalf of all UMH stakeholders, please know that it has truly been an honor working alongside KC. He will be missed but not forgotten.

2025 YEAR IN REVIEW

PINE MANOR, *Carlisle, PA*
Acquired in 1969

OUR ACCOMPLISHMENTS

During 2025, UMH made substantial progress on multiple fronts – generating solid operating results, achieving strong growth and improving our financial position. We have:

- Increased Rental and Related Income by 10%;
- Increased Community Net Operating Income ("NOI") by 9%;
- Increased Normalized Funds from Operations ("Normalized FFO") by 15%;
- Increased Normalized FFO per diluted share by 2% from $0.93 per diluted share in 2024 to $0.95 per diluted share in 2025;
- Increased Same Property NOI by 9%;
- Increased Same Property Occupancy by 80 basis points from 87.5% to 88.3%;
- Improved our Same Property expense ratio from 39.7% at yearend 2024 to 39.3% at yearend 2025;
- Acquired five communities containing 587 homesites for a total cost of approximately $41.8 million;
- Increased Sales of Manufactured Homes by 4%;
- In May 2025, completed the addition of ten communities to our Fannie Mae credit facility through Wells Fargo Bank, N.A., for total proceeds of approximately $101.4 million. This interest only loan for these ten communities is at a fixed rate of 5.855% with a 10-year term;
- In November 2025, completed the addition of another seven communities to our Fannie Mae credit facility through Wells Fargo Bank, N.A., for total proceeds of approximately $91.8 million. The interest only loan for these seven communities is at a fixed rate of 5.46% with a 9-year term;
- Issued approximately $80.2 million aggregate principal amount of 5.85% Series B Bonds due 2030 in an offering to investors in Israel;
- Amended our $35 million revolving line of credit with OceanFirst Bank to extend the maturity date to June 1, 2027;
- Raised our quarterly common stock dividend by $0.01 representing a 4.7% increase to $0.225 per share or $0.90 annualized, representing our fifth consecutive common stock dividend increase within the last five years, resulting in a total increase of $0.18 or 25% over this period;
- Issued and sold approximately 2.6 million shares of Common Stock through our At-the-Market Sale Program at a weighted average price of $17.59 per share, generating gross proceeds of $45.1 million and net proceeds of $44.1 million, after offering expenses;
- Issued and sold approximately 93,000 shares of Series D Preferred Stock through our At-the-Market Sale Programs at a weighted average price of $22.93 per share, generating gross proceeds of $2.1 million and net proceeds of $2.0 million, after offering expenses; and
- Subsequent to yearend, issued and sold approximately 66,000 shares of Series D Preferred Stock through our At-the-Market Sale Program at a weighted average price of $22.51 per share, generating gross proceeds and net proceeds, after offering expenses, of $1.5 million.



THE RIVER BLUFF ESTATES GRAND OPENING
Memphis, TN / November 2025

COMPELLING BUSINESS PLAN

"UMH has a 57-year history of maintaining and increasing the supply of quality affordable housing for our Nation. This important social mission is accomplished while generating strong returns for our shareholders. We positioned the company for continued growth through the occupancy of our vacant sites and the development of our vacant land."

- Samuel A. Landy, President and Chief Executive Officer

VALUE-ADD ACQUISITIONS

Since 2010, UMH has tripled the size of the company by acquiring 112 communities containing approximately 19,400 developed homesites. These communities were acquired with a blended occupancy rate of 74% for a total purchase price of $658 million or $34,000 per site. We have improved the overall quality of housing at each of these locations, which has driven increased demand, occupancy, and income. The improvements we make to the communities and the correlated increases in occupancy and revenue result in a substantial increase in property values. UMH can capture the value created through financing and refinancing these communities.

In 2025, UMH successfully refinanced 17 communities generating total proceeds of $193 million at a weighted average interest rate of 5.67%. This capital was used to repay existing debt, invest in our rental home program, fund capital improvements, acquire new communities

and buy back our common stock. The appraisals conducted for the refinancing demonstrate the value created by our business plan. Our total investment in these communities was approximately $140 million ($37,000 per site). As a result of our improvements and development, these communities are now appraised at approximately $309 million ($82,000 per site), creating $169 million in additional value, a 121% increase.

We are optimistic that compelling acquisition opportunities will become available to us in 2026. With $72 million in cash and limited debt maturities, we are well positioned with a strong balance sheet to execute on these opportunities as they become available to us. With a reduced cost of capital, we should be able to be active in the value-add and stabilized acquisition market.



IRIS WINDS, *Sumter, SC*
Acquired in 2021, with 94 additional acres available for future expansion.

RENTAL HOME OPERATIONS

Rental homes in our communities are a key component of the success of our acquisition program. They provide us with the fastest infill rate, improve the aesthetics of the community and provide solid returns. We have worked with our manufacturers to design our homes so that they can withstand normal rental wear and tear. We currently have a portfolio of 11,000 rental homes that are 93.8% occupied. Our average rents are $1,044 per month. We plan to grow our portfolio of rental homes by 800 units or more annually. With 3,500 vacant sites, UMH has the ability to grow revenue through the investment in 800 rental units per year for the next five years. Our rental home investments yield an unlevered return of approximately 10% annually.

In 2025, UMH added 717 new rental homes to our portfolio. The new rental homes resulted in increased same property occupancy of 80 basis points, or 354 units. This, along with our 5% annual rent increases, generated an increase in same property income of 8% and an increase in same property NOI of 9%.



MEMPHIS BLUES, *Memphis, TN*
Redeveloped in 2017 with 62 additional acres available for a future expansion.

GROWTH OF RENTAL HOME PORTFOLIO[1]

Increase of 2,700 homes - 33%

Year	Rental Homes
2020	8,300
2021	8,700
2022	9,100
2023	10,000
2024	10,300
2025	11,000

[1]*Includes Sebring Square, Rum Runner and Honey Ridge, three communities owned in joint ventures with Nuveen Real Estate in which the Company has a 40% interest.*



RIVER BLUFF ESTATES & OFFICE OF UMH SALES AND FINANCE, INC., *Memphis, TN*
Developed in 2024

SALES AND FINANCE

In 2025, our taxable REIT subsidiary, UMH Sales and Finance, Inc., had another strong year. Gross revenue from home sales, including Honey Ridge, was $36.4 million. We sold 369 homes, of which 161 were new and 208 were used. Our average sales price for new homes was $150,000 and our average sales price for used homes was $59,000. As we continue to improve the overall quality of our communities, we are experiencing an increase in sales demand. Additionally, we are opening several well-located expansions that should generate additional sales and sales profits.

In 2025, we financed, through our third-party lending program, $23.2 million of our home sales, which was 64% of our total home sales. We have grown our portfolio of manufactured home loans to $100 million. The portfolio has a weighted average interest rate of approximately 7.0%. Manufactured homes are approximately 40% less expensive than stick-built homes, but historically manufactured home loans cost 40% more. These higher interest rates reduce the affordability of our product. However, our interest rates are now 6.25%, which is in line with conventional mortgage rates. Our financing program helps to increase sales and demonstrates the affordability of our product.

INCREASE IN SALES[1]

Sales ($ in millions)
— # of Homes Sold

Year	Sales	# of Homes Sold
2020	$20.3	323
2021	$27.1	370
2022	$25.3	301
2023	$31.2	341
2024	$33.5	394
2025	$36.4	369

[1]*Includes Sebring Square, Rum Runner and Honey Ridge, three communities owned in joint ventures with Nuveen Real Estate in which the Company has a 40% interest.*



MEADOWS OF PERRYSBURG, *Perrysburg, OH*
Acquired in 2018 with 37 additional acres available for a future expansion.

VACANT LAND EXPANSIONS

In 2025, we completed the construction of 34 sites. This expansion, along with other expansions we have completed recently, are well-located in markets with strong sales demand. Expansions create operating efficiencies in which each site generates additional revenue without an increase in fixed operating costs. The average development cost is approximately $75,000 per homesite. We expect to develop 300 or more sites in 2026. Our goal is for home sales in expansions to generate sales profits of $30,000 or more per home, which reduces the cost to develop the site and increases our yield. Once stabilized, expansion sites yield more than what is available in the acquisition market and substantially increase the value of the existing community.

We have an additional 2,300 vacant acres, which can potentially be developed into 9,300 homesites. This vacant land adjoining our properties and our vacant sites give us the ability to internally grow the company for the foreseeable future.



SITES ENGINEERED FOR EXPANSION



RIVER BLUFF ESTATES, *Memphis, TN*
Developed in 2024 with 60 additional acres available for a future expansion.



SPRINGFIELD MEADOWS, *Springfield, OH*
Expansion developed in 2025 with 58 additional acres available for a future expansion.





HARVESTING VALUE

Our long-term business plan, as outlined throughout our annual report, results in the significant appreciation of our assets. This increase in value is captured and documented through our refinancings. We are then able to invest the mortgage proceeds into additional expansions, rental homes, capital improvements, acquisitions and more, which should result in further earnings growth and an increase in our total market capitalization.

In 2025, we successfully refinanced 17 communities for total proceeds of $193 million, of which $87 million was used to pay off the outstanding principal balance, and the additional capital was used to repay existing debt, invest in our rental home program, fund capital improvements, acquire new communities and buy back our common stock. It's important to note that the appraisals conducted for the refinancings demonstrate the value created by our business plan. Our total investment in these communities was approximately $140 million ($37,000 per site). As a result of our improvements and development, these communities are now appraised at approximately $309 million ($82,000 per site), creating $169 million in additional value, a 121% increase.



HOLIDAY VILLAGE, *Nashville, TN*
Acquired in 2013

OPPORTUNITY ZONE FUND

2025 brought exciting news for opportunity zone ("OZ") investing. With the One Big Beautiful Bill Act ("OBBB") being signed in July 2025, the Opportunity Zone program became more attractive for UMH and investors. The following demonstrates the new enhanced benefits:

	PRE OBBB	POST OBBB
Latest date for investors to defer capital gain until	December 31, 2026	5 years from the investment date in an OZ Fund
Amount capital gains tax is reduced by	No longer able to reduce capital gains tax	In a rural OZ fund 30% and non rural OZ fund 10% after holding investment for 5 years
Required investment amount needed to qualify as a substantial improvement	100% of adjusted basis	50% of adjusted basis if investment is in a rural OZ Fund, otherwise 100%

UMH plans on utilizing these benefits. UMH can manage, develop, and improve manufactured housing communities in opportunity zones using long term patient capital from investors with capital gains. Investors receive the biggest benefit, no capital gains tax or depreciation recapture on their OZ Fund investment, after holding for 10 years. UMH will have a bigger acquisition pipeline as deals will be structured to have UMH as the anticipated buyer after 10 years with UMH receiving a promote and fees. UMH is uniquely positioned to take advantage of rural opportunity zones as roughly half of UMH's current communities located within opportunity zones are likely to be deemed rural.

In 2022, UMH formed an OZ Fund to develop and redevelop manufactured housing communities located in qualified opportunity zones. Many of these economically distressed communities have a great need for workforce housing. Workforce housing incentivizes businesses to invest in these areas.

The OZ Fund owns two manufactured home communities, Garden View Estates and Mighty Oak. Garden View Estates, located in Orangeburg, SC, was purchased in August 2022 for $5.2 million. This community contains 181 developed homesites, of which 59% are occupied. Mighty Oak, located in Albany, GA, was purchased in January 2023 for $3.7 million. This brand-new community contains 117 developed homesites, of which 36% are occupied. Although we still have over 140 sites to occupy, excluding interest and depreciation, for 2025, the OZ Fund had a net profit of $639,000.

Tax Advantages

Investing in the OZ Fund minimized the tax effect of capital gains to our shareholders. During 2022, UMH realized considerable capital gains through its securities portfolio. These capital gains, along with capital gains invested by outside investors, are tax-deferred until December 31, 2026. For outside investors, capital remaining in the OZ Fund for at least 10 years results in the cost basis of the property being equal to the fair market value on the date of sale, resulting in no taxable capital gains.

Government Relations Advantages

The OZ Fund improves government relations by utilizing programs the government has created to further the government's goals of providing affordable housing and investing in areas that have been underappreciated. UMH is creating and maintaining relationships with federal, state and local governments by participating in these programs.



MIGHTY OAK, *Albany, GA*
Acquired in 2023

JOINT VENTURES



HONEY RIDGE, *Honey Brook, PA*
Developed in 2025 with 26 additional acres available for a future expansion.

UMH has grown through value-add acquisitions by acquiring manufactured housing sites in good markets significantly below replacement cost. We have done an outstanding job on this front, but our success has led to imitation, which has driven increased competition ultimately leading to increased prices so that communities now sell for more than replacement cost. We still intend to grow by value-add acquisitions, but fewer deals are meeting our growth criteria. We can now become a leader in the development of new communities.

In order to fund these developments, limit the short-term impact on FFO and reduce our risk, we have entered into two joint ventures with Nuveen Real Estate. The purpose of these joint ventures is for the acquisition and development of communities in the process of being developed or that have been developed within the past 12 months. Nuveen has a 60% equity position while UMH has a 40% share in the joint ventures. UMH receives fees for assets under management, property management, and development, and also participates

in a favorable promote structure when IRR targets are exceeded. UMH will also have the right to purchase these communities from the joint ventures, which will enhance our future acquisition pipeline. We are very happy to partner with Nuveen and look forward to investing in and developing many communities together.

Through this joint venture relationship, we own two communities in Sebring, Florida, containing 363 sites and one community in Honey Brook, Pennsylvania containing 113 sites. We are making progress installing, selling and renting homes at these communities. Our Sebring communities are highly amenitized with a clubhouse, swimming pool, bocce ball courts, pickleball courts, dog park and more. These are some of the highest quality communities in the country. Honey Ridge also has high quality amenities, such as two playgrounds, a walking trail, a pickleball court, a dog park and a serenity garden. We look forward to developing communities like these throughout the country.



HONEY RIDGE, *Honey Brook, PA*
Developed in 2025



UMH TEAM AT THE HONEY RIDGE GRAND OPENING
June 2025

SUSTAINABILITY

 

At UMH, sustainability is embedded in our mission and operations. We address the Nation's housing affordability challenge by delivering high-quality, attainable housing in both metropolitan and rural markets, without reliance on government subsidies. We believe responsible social and environmental practices strengthen communities while supporting long-term shareholder value.

In 2025, UMH added 717 new rental homes while maintaining an average monthly rent of $1,044 as of December. Our communities provide high-quality affordable housing options for lower-income households across the MSAs in which we operate. In addition to affordability, we prioritize resident well-being through investments in enhanced security technologies and partnerships with local authorities. In total, we have 26 communities with Flock license plate readers and added cameras and security systems to over 40 communities in the past two years.

Environmental stewardship remains central to our housing strategy. A majority of the homes we purchase are built to ENERGY STAR® standards, and approximately 28% of rental homes purchased during the year qualified as Zero Energy Ready Homes (ZERH). These high-performance homes improve energy efficiency and help reduce utility costs for residents.

UMH continues to advance renewable energy innovation within manufactured housing. During the year, we pioneered the first solar shingle installations on manufactured homes. Once fully operational, these systems are projected to generate more than 110,000 kWh annually and offset approximately 74 metric tons

of CO_2 per year. Over their lifetime, the systems are expected to generate approximately 2.6 million kWh.

We are also expanding renewable initiatives at the community level. Our first solar array project, currently under municipal review, is designed with a 240.7 kW capacity and is projected to generate 339.4 MWh annually covering 100% of one community's electricity needs. In addition, we entered our first community solar program in New York, projected to generate approximately 736,000 kWh annually and offset approximately 515 metric tons of CO_2. These efforts build on our prior transition of over 2 million kWh of electricity supply in Pennsylvania to renewable sources.

Strong governance underpins our sustainability efforts. Our Board of Directors, through its Sustainability Subcommittee of the Nominating and Corporate Responsibility Committee, provides oversight of the Company's sustainability strategy, ensuring these objectives are integrated into broader business goals. UMH has implemented a formal Human Rights Policy and maintains robust ethics and compliance programs, including anti-corruption policies and whistleblower protections. We take data privacy and cybersecurity seriously, investing in security infrastructure to protect resident and financial data. We actively engage with residents, local officials, shareholders, and other stakeholders to ensure our approach aligns with their interests.

Sustainability at UMH is an ongoing progression that benefits everyone involved. For a more detailed analysis, please visit our annual Sustainability Report at *www.umh.reit*.

SHOWCASING INNOVATIVE HOUSING IN WASHINGTON, D.C.

UMH participated for the fifth consecutive year in HUD's 2025 Innovative Housing Showcase held in September, presenting three manufactured homes in partnership with Cavco Industries, Champion Homes, and Ritz-Craft. The homes were displayed on the National Mall before key decision-makers and policymakers, including U.S. Senators, Members of Congress, the HUD Secretary, and federal and state housing officials.

The event provided an important platform for discussions surrounding zoning reform, improved access to financing, and modernization of the HUD Code to support expanded design flexibility, including multistory construction. These conversations continue to advance the manufactured housing industry and shape policies that support broader adoption of attainable housing solutions.

The showcase was also open to the public, drawing thousands of visitors, many of whom toured a manufactured home for the first time. Following the event, the homes were transported to UMH communities in Maryland, Pennsylvania and New York. This demonstrates their real-world application within our portfolio.

The homes featured modern design elements including tray ceilings, open-concept kitchens, customizable finishes, ENERGY STAR® certifications, and high-efficiency appliances, all constructed in a controlled factory environment to ensure quality and efficiency.

A key innovation introduced at the 2025 showcase was the integration of solar shingles paired with a battery storage system. This advanced solar configuration enhances energy independence, reduces utility costs, and can power essential home equipment for up to 24 hours during outages. The battery system includes smart technology with storm-tracking capabilities and Wi-Fi connectivity, allowing it to independently fully charge before storms. The battery can be charged from either solar shingles or the grid during low-demand periods and deploys stored energy when needed, providing added resilience and reliability for residents.

UMH's participation in the event since its inception underscores the Company's commitment to advancing innovative, factory-built housing solutions that promote affordability, sustainability, and access to homeownership. We are proud to work alongside HUD and the Manufactured Housing Institute in advancing forward-thinking housing solutions.



SCOTT TURNER, U.S. SECRETARY OF HOUSING AND URBAN DEVELOPMENT (HUD) *on the left,* SAM LANDY, CEO OF UMH *on the right*



INNOVATIVE SOLAR SHINGLE ROOFING
HUD Innovative Housing Showcase, Washington, D.C. / September 2025



UMH TEAM WITH SCOTT TURNER



UMH MODEL HOME

COMPANY GROWTH



RECENT SHARE ACTIVITY

	2025			**2024**		
	High	**Low**	**Distribution**	**High**	**Low**	**Distribution**
First Quarter	$19.14	$17.31	$0.215	$16.46	$ 14.09	$0.205
Second Quarter	19.02	15.74	0.225	16.61	14.73	0.215
Third Quarter	17.44	14.37	0.225	20.64	15.83	0.215
Fourth Quarter	16.39	13.95	0.225	20.42	18.13	0.215
Total Distribution			**$0.89**			**$0.85**
Normalized FFO per Diluted Share			**$0.95**			**$0.93**

	Share Volume (in thousands)	Opening Price	Closing Price	Dividend Paid	Total Return
2025	126,828	$18.88	$15.91	$0.89	-11.02%
2024	107,236	15.32	18.88	0.85	29.54%
2023	103,908	16.10	15.32	0.82	0.16%
2022	73,683	27.33	16.10	0.80	-38.65%
2021	61,549	14.81	27.33	0.76	91.42%
2020	39,972	15.73	14.81	0.72	-0.71%

UMH Properties, Inc. common shares are traded on the New York Stock Exchange (NYSE:UMH) and Tel Aviv Stock Exchange (TASE:UMH).

FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share amounts) (unaudited)

Operating Information	2025	2024	2023	2022	2021
Number of Communities[1]	142	137	135	134	127
Total Sites[1]	26,610	25,896	25,766	25,568	24,025
Rental and Related Income	$ 226,713	$ 207,019	$ 189,749	$ 170,434	$ 159,010
Community Operating Expenses[2]	$ 95,253	$ 87,354	$ 81,343	$ 75,660	$ 68,046
Community NOI[2]	$ 131,460	$ 119,665	$ 108,406	$ 94,774	$ 90,964
Expense Ratio	42.0%	42.2%	42.9%	44.4%	42.8%
Sales of Manufactured Homes	$ 35,041	$ 33,533	$ 31,176	$ 25,342	$ 27,089
Number of Homes Sold	360	394	341	301	370
Number of Rentals Added, net	571	364	871	392	454
Net Income (Loss)	$ 26,275	$ 21,441	$ 7,851	$ (4,972)	$ 51,088
Net Income (Loss) Attributable to Common Shareholders	$ 5,966	$ 2,472	$ (8,714)	$ (36,265)	$ 21,249
Adjusted EBITDA, excluding Non-Recurring Other Expense	$ 127,284	$ 113,958	$ 101,870	$ 89,926	$ 90,313
FFO Attributable to Common Shareholders	$ 75,967	$ 66,259	$ 51,069	$ 28,489	$ 39,149
Normalized FFO Attributable to Common Shareholders	$ 80,098	$ 69,489	$ 54,533	$ 46,840	$ 41,144
Shares Outstanding and Per Share Data					
Weighted Average Shares Outstanding					
Basic	84,067	74,114	63,068	54,389	46,332
Diluted	84,694	74,912	63,681	55,325	47,432
Net Income (Loss) Attributable to Common Shareholders per Share					
Basic	$ 0.07	$ 0.03	$ (0.15)	$ (0.67)	$ 0.46
Diluted	$ 0.07	$ 0.03	$ (0.15)	$ (0.67)	$ 0.45
FFO per Share					
Basic	$ 0.90	$ 0.89	$ 0.81	$ 0.52	$ 0.84
Diluted	$ 0.90	$ 0.88	$ 0.80	$ 0.51	$ 0.83
Normalized FFO per Share					
Basic	$ 0.95	$ 0.94	$ 0.86	$ 0.86	$ 0.89
Diluted	$ 0.95	$ 0.93	$ 0.86	$ 0.85	$ 0.87
Dividends per Common Share	$ 0.89	$ 0.85	$ 0.82	$ 0.80	$ 0.76
Balance Sheet					
Total Assets	$ 1,699,036	$ 1,563,728	$ 1,427,577	$ 1,344,596	$ 1,270,820
Total Liabilities	$ 791,840	$ 647,819	$ 720,783	$ 793,400	$ 528,680
Market Capitalization					
Total Debt, Net of Unamortized Debt Issuance Costs	$ 761,227	$ 614,722	$ 690,017	$ 761,676	$ 499,324
Equity Market Capitalization	$ 1,349,971	$ 1,546,449	$ 1,041,422	$ 927,298	$ 1,411,624
Series C Preferred Stock	$ 0	$ 0	$ 0	$ 0	$ 247,100
Series D Preferred Stock	$ 322,899	$ 320,572	$ 290,180	$ 225,379	$ 215,219
Total Market Capitalization	$ 2,434,097	$ 2,481,743	$ 2,021,619	$ 1,914,353	$ 2,373,267

[1]Excludes Sebring Square, Rum Runner and Honey Ridge, three communities owned in joint ventures with Nuveen Real Estate in which the Company has a 40% interest.
[2]Excludes non-recurring legal and professional fees of $724 for the year ended December 31, 2025.

SAME PROPERTY STATISTICS

SAME PROPERTY PERFORMANCE



SAME PROPERTY RENTAL OCCUPANCY



	December 31, 2025	December 31, 2024
Total Sites	25,765	25,619
Occupied Sites	22,759	22,405
Occupancy %	88.3%	87.5%
Number of Properties	134	134
Total Rentals	10,731	10,183
Occupied Rentals	10,064	9,570
Rental Occupancy	93.8%	94.0%
Monthly Rent Per Site	$571	$544
Monthly Rent Per Home Including Site	$1,041	$987

COMPANY 10-K


CINNAMON WOODS
CONOWINGO, MD

Visit *www.umh.reit* for drone videos of our communities.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period ____________________ to ____________________

Commission File Number 001-12690

UMH Properties, Inc.
(Exact name of registrant as specified in its charter)

Maryland 22-1890929
(State or other jurisdiction of incorporation or organization) (I.R.S. Employer identification number)

3499 Route 9, Suite 3C, Freehold, New Jersey 07728
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code (732) 577-9997

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.10 par value	UMH	New York Stock Exchange
6.375% Series D Cumulative Redeemable Preferred Stock, $0.10 par value	UMH PRD	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. _X_ Yes ____ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ____ Yes _X_ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. _X_ Yes ____ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). _X_ Yes ____ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	_X_	Accelerated filer	____
Non-accelerated filer	____	Smaller reporting company	____
		Emerging growth company	____

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ____

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. _X

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ____ Yes _X_ No

Based upon the assumption that directors and executive officers of the registrant are not affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at June 30, 2025 was $1.4 billion. Presuming that such directors and executive officers are affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at June 30, 2025 was $1.3 billion.

The number of shares outstanding of issuer's Common Stock as of February 24, 2026 was 85,016,121 shares.

Documents Incorporated by Reference:

-Part III incorporates certain information by reference from the Registrant's definitive proxy statement for the 2026 Annual Meeting of Shareholders, which will be filed no later than 120 days after the close of the Registrant's fiscal year ended December 31, 2025.

Item 1 – Business

General Development of Business

UMH Properties, Inc. ("UMH"), together with its predecessors and consolidated subsidiaries, are referred to herein as "we", "us", "our", or "the Company", unless the context requires otherwise.

UMH is a Maryland corporation that operates as a self-administered and self-managed qualified real estate investment trust ("REIT") under Sections 856-860 of the Internal Revenue Code (the "Code"). The Company elected REIT status effective January 1, 1992 and intends to maintain its qualification as a REIT in the future. As a qualified REIT, with limited exceptions, the Company will not be taxed under Federal and certain state income tax laws at the corporate level on taxable income that it distributes to its shareholders. For special tax provisions applicable to REITs, refer to Sections 856-860 of the Code.

UMH was incorporated in the state of New Jersey in 1968. On September 29, 2003, UMH changed its state of incorporation from New Jersey to Maryland by merging with and into a Maryland corporation. Our executive office is located in Freehold, New Jersey.

Description of Business

The Company's primary business is the ownership and operation of manufactured home communities – leasing manufactured homesites to residents. The Company also leases manufactured homes to residents and, through its wholly-owned taxable REIT subsidiary, UMH Sales and Finance, Inc. ("S&F"), sells and finances the sale of manufactured homes to residents and prospective residents of our communities and for placement on customers' privately-owned land. In 2022, the Company also formed an opportunity zone fund, UMH OZ Fund, LLC ("OZ Fund"), to acquire, develop and redevelop manufactured home communities requiring substantial capital investment and located in areas designated as Qualified Opportunity Zones by the Treasury Department pursuant to a program authorized under the Tax Cuts and Jobs Act of 2017 (the "TCJA"). The purpose of this program is to encourage long-term investment in economically distressed areas. The Company holds a 77% interest in the OZ Fund, which owns two communities, located in South Carolina and Georgia.

As of December 31, 2025, the Company operated a portfolio of 145 manufactured home communities, of which 142 are majority owned and are included in our consolidated operations with the remaining three owned through our joint ventures with Nuveen Real Estate ("Nuveen" or "Nuveen Real Estate") in which the Company has a 40% interest. One of these joint ventures owns two communities in Florida (Sebring Square and Rum Runner) and one joint venture owns one community in Pennsylvania (Honey Ridge). Of the 142 majority owned communities, 140 are owned 100% by the Company with the remaining two owned by the Company's Opportunity Zone Fund, in which the Company has a 77% interest. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 "Investment in Joint Ventures" and Note 6 "Opportunity Zone Fund" of the Notes to Consolidated Financial Statements). The Company's portfolio of 145 communities contain a total of approximately 27,100 developed homesites, of which 11,000 contain rental homes that are leased to residents. These 145 communities are located in twelve states consisting of New Jersey, New York, Ohio, Pennsylvania, Tennessee, Indiana, Maryland, Michigan, Alabama, South Carolina, Florida and Georgia. In addition, the Company has over 1,000 self-storage units available for leasing by residents.

A manufactured home community is designed to accommodate detached or semi-attached, single-family manufactured homes. These manufactured homes are produced off-site by manufacturers and installed on sites within the communities. These homes may be improved with the addition of features constructed on-site, including garages, screened rooms and carports. Manufactured homes are available in a variety of designs and floor plans, offering many amenities and custom options. Each homeowner leases the site from the Company on which the manufactured home is located. Generally, the Company owns the underlying land, utility connections, streets, lighting, driveways, common area amenities and other capital improvements and is responsible for enforcement of community rules and regulations and maintenance.

Manufactured homes are accepted by the public as a viable and economically attractive alternative to conventional site-built single-family housing. The affordability of the modern manufactured home makes it a very attractive housing alternative. Depending on the region of the country, prices per square foot for a new manufactured home average up to 50 percent less than a comparable site-built home, excluding the cost of land. This is due to a number of factors, including volume purchase discounts, inventory control of construction materials and control of all aspects of the construction process, which is generally a more efficient, environmentally friendly and streamlined process as compared to a site-built home. In addition, manufactured homes are built in factories, shielded from the weather-related elements, using a controlled environment for efficiency and quality, with components assembled and inspected before being transported to the final site.

Modern residential land lease communities are similar to typical residential subdivisions containing central entrances, paved well-lit streets, curbs and gutters. Generally, modern manufactured home communities contain buildings for recreation, green areas, and other common area facilities, all of which are the property of the community owner. In addition to such general improvements, certain manufactured home communities include recreational improvements such as swimming pools, splash pads, tennis & pickleball courts, dog parks and playgrounds. Municipal water and sewer services are available in some manufactured home communities, while other communities supply these services on-site.

Typically, our leases are on an annual or month-to-month basis, renewable upon the consent of both parties. In some of our states, we offer 25-year leases to purchasers of new homes that limit rent increases to 5% or CPI, whichever is greater. The community manager sells or leases homes to fill vacant sites, collects rent and finance payments, ensures compliance with community regulations, maintains common areas and community facilities and is responsible for the overall appearance of the community. The homeowner is responsible for the maintenance of the home and leased site. As a result, our capital expenditures tend to be less significant relative to multifamily rental apartments. Manufactured home communities produce predictable income streams and provide protection from inflation due to the ability to annually increase rents.

Many of our communities compete with other manufactured home communities located in the same or nearby markets that are owned and operated by other companies in our business. We generally monitor the rental rates and other terms being offered by our competitors and consider this information as a factor in determining our own rental rates. In addition to competing with other manufactured home community properties, our communities also compete with alternative forms of housing such as apartments and single-family homes.

In connection with the operation of its communities, UMH also leases manufactured homes to prospective tenants. As of December 31, 2025, UMH owned approximately 10,900 rental homes, not including rental homes in the joint venture communities, representing approximately 41% of its developed homesites. The Company engages in the rental of manufactured homes primarily in areas where the communities have existing vacancies. The rental homes produce income from both the home and the site which might otherwise be non-income producing.

Inherent in the operation of a manufactured home community is the development, redevelopment, and expansion of our communities. In addition to leasing manufactured homes to residents, through the Company's 100% owned, fully consolidated subsidiary S&F, the Company sells and finances the sale of manufactured homes in our communities, with the financing administered through a third-party lending program with Triad Financial Services. S&F was established to enhance the value of our communities by filling sites that may otherwise be vacant. The home sales business is operated as it is with traditional homebuilders, with sales centers, model homes, an inventory of completed homes and the ability to supply custom designed homes based upon the requirements of the new homeowners. In addition, our sales centers can earn a profit by selling homes to customers for placement on their own private land.

Investment and Other Policies

The Company may invest in improved and unimproved real property and may develop unimproved real property. Such properties may be located throughout the U.S. but the Company has generally concentrated on the Northeast, Midwest and Southeast. Since 2010, we have quadrupled the number of developed homesites by purchasing 112 communities containing approximately 19,400 homesites. We are focused on acquiring communities with significant upside potential and leveraging our expertise to build long-term capital appreciation.

Our growth strategy involves purchasing well-located communities in our target markets. As part of our growth strategy, we intend to evaluate potential opportunities to expand into additional geographic markets, including other markets in the southeastern United States.

The Company also evaluates its properties for expansion opportunities. Development of the additional acreage available for expansion allows us to leverage existing communities and amenities. We believe our ability to complete expansions translates to greater value creation and cash flow through operating efficiencies. The Company has approximately 2,300 acres of additional land potentially available for future development. See PART I, Item 2 – Properties, for a list of our additional acreage.

The Company seeks to finance acquisitions with the most appropriate available source of capital, including purchase money mortgages or other financing, which may be first liens, wraparound mortgages or subordinated indebtedness, sales of investments, and issuance of additional equity securities. In connection with its ongoing activities, the Company may issue notes, mortgages or other senior securities. The Company intends to use both secured and unsecured lines of credit. The Company's joint venture relationship with Nuveen Real Estate may also provide a source of financing for acquisitions of newly developed communities and development of new communities.

The Company may repurchase or reacquire its shares from time to time if, in the opinion of the Board of Directors (the "Board"), such an acquisition is advantageous to the Company. In September 2025, the Board increased the Company's pre-existing common stock repurchase program to allow the Company to repurchase up to $100 million in the aggregate of the Company's Common Stock. During the year ended December 31, 2025, the Company repurchased 320,000 shares of its Common Stock at an aggregate cost of $4.8 million, or a weighted average price of $15.06 per share. The last repurchase was made on December 3, 2025. During the year ended December 31, 2024, the Company did not repurchase any shares of its Common Stock.

In addition to its manufactured home communities, the Company also owns a portfolio of investment securities, consisting of marketable equity securities issued by other REITs, which represented 1.1% of undepreciated assets (which is the Company's total assets excluding accumulated depreciation) at December 31, 2025. These liquid real estate holdings provide additional diversification, liquidity and income. The Company, from time to time, may purchase these securities on margin when the interest and dividend yields exceed the cost of funds. However, other than purchasing marketable equity securities through automatic dividend reinvestments, the Company has not made any purchases of REIT securities during 2023, 2024 and 2025 and we do not intend to increase our investments in our REIT securities portfolio.

Regulations, Insurance and Property Maintenance and Improvement

Manufactured home communities are subject to various laws, ordinances and regulations, including regulations relating to recreational facilities such as swimming pools, clubhouses and other common areas, and regulations relating to operating water and wastewater treatment facilities at several of our communities. We believe that each community has all necessary operating permits and approvals.

Our properties are insured against risks that may cause property damage and business interruption including events such as fire, business interruption, general liability and if applicable, flood. Our insurance policies contain deductible requirements, coverage limits and particular exclusions. It is the policy of the Company to maintain adequate insurance coverage on all of our properties and, in the opinion of management, all of our properties are adequately insured. We also obtain title insurance, insuring fee title to the properties in an aggregate amount which we believe to be adequate.

State and local rent control laws in certain jurisdictions located within New York and New Jersey may dictate the structure of rent increases and limit our ability to recover increases in operating expenses and the costs of capital improvements. In 2019, the State of New York enacted the Housing Stability and Tenant Protection Act of 2019, which, among other things, set maximum collectible rent increases. Rent control also currently affects three of our manufactured home communities in New Jersey and, effective March 1, 2026, statewide rent control will limit rent increases on all of our New Jersey manufactured home communities. Enactment of such laws has been considered at various times in other jurisdictions. We presently expect to continue to maintain properties, and may purchase additional properties, in markets that are either subject to rent control or in which rent-related legislation exists or may be enacted.

It is the policy of the Company to properly maintain, modernize, expand and make improvements to its properties when required. The Company anticipates that renovation expenditures with respect to its present properties during 2026 will be approximately $40 to $50 million.

Human Capital

The attraction, motivation and retention of our employees are critical factors in furthering the growth and financial success of the Company. We recognize that our ability to achieve the high standards we set for ourselves can best be accomplished by having a diverse team. Our benefits programs are designed to achieve employee satisfaction and advancement. As of February 20, 2026, the Company had approximately 540 employees, including officers. Approximately half of our management team and 44% of our total employee population are female. Over 67% of our employees are 40 years of age or older, of which 25% are over 60 years of age. During each year, the Company hires additional part-time and seasonal employees as groundskeepers and lifeguards and to conduct emergency repairs.

Our employees are fairly compensated as compared to employees of our competitors and are routinely recognized for outstanding performance. They are offered regular opportunities to participate in professional development programs which focus on building their skills and capabilities. We conduct regional training sessions and are committed to providing a safe and healthy workplace that is free from violence, intimidation and other unsafe or disruptive practices. We hold an annual employee meeting that includes safety training, as required under the federal Occupational, Safety and Health Act, as well as anti-harassment training. The Company also offers a robust wellness program to its employees that incorporates health benefits, including incentives for enrolling in exercise classes and for gym memberships. This encourages our employees to improve their mental and physical well-being.

Information about our Executive Officers

The following table sets forth information with respect to the executive officers of the Company as of December 31, 2025:

Name	Age	Position
Eugene W. Landy	92	Chairman of the Board of Directors and Founder
Samuel A. Landy	65	President and Chief Executive Officer
Anna T. Chew	67	Executive Vice President, Chief Financial Officer and Treasurer
Craig Koster	50	Executive Vice President, General Counsel and Secretary
Brett Taft	36	Executive Vice President and Chief Operating Officer

Sustainability Considerations

The Company's mission is to address the fundamental need of providing affordable housing and in doing so, create sustainable and environmentally friendly communities that have a positive societal impact. We recognize our obligation, as well as that of our industry, to reduce our impact on the environment and to conserve natural resources. We continually invest in energy-efficient technology where practicable, including water and energy conservation initiatives, and are committed to incorporating environmental and social considerations into our business practices to create value and enhance the communities where our residents live. We also recognize the importance of good corporate governance in ensuring the Company's continued success and maintaining the confidence of our shareholders and financing sources. Our policies and practices are endorsed and supported by the Company's executive management, including its Vice President of Sustainability and Urban Development, and are regularly reviewed by the Board and the Sustainability Subcommittee of the Nominating and Corporate Responsibility Committee of the Board.

Investments in the Company's Common Stock and Preferred Stock may be considered qualified sustainability investments. Sustainalytics, which is a leading independent sustainability and corporate governance research ratings and analytics firm, reviewed our Sustainable Finance Framework and agreed that we not only provide a social good in the form of providing affordable housing, but also an environmental good for our conservation initiatives. The framework is also in line with United Nations Sustainable Development Goals 6, 7 and 11.

Summary of Risk Factors

        The following is a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 1A. of this Annual Report on Form 10-K and other reports and documents filed by us with the SEC.

Real Estate Industry Risks:

- General economic conditions and the concentration of our properties in certain states may affect our ability to generate sufficient revenue to maintain our profitability.
- We may be unable to compete with our larger competitors for acquisitions, which may increase prices for communities.
- We may not be able to integrate or finance our acquisitions and our acquisitions may not perform as expected.
- We may be unable to finance or accurately estimate or anticipate costs and timing associated with expansion activities.
- We may be unable to sell properties when appropriate because real estate investments are illiquid.
- Our ability to sell manufactured homes may be affected by various factors, which may in turn adversely affect our profitability.
- Licensing laws and compliance could affect our profitability.
- The termination of our third-party lending program could adversely affect us.
- Many of our costs may be adversely impacted by continued heightened inflation.
- Costs associated with taxes and regulatory compliance may reduce our revenue.
- Rent control legislation may harm our ability to increase rents.
- Environmental liabilities could affect our profitability.
- Some of our properties are subject to potential natural or other disasters.
- Climate change may adversely affect our business.
- Actions by our competitors may decrease or prevent increases in the occupancy and rental rates of our properties which could adversely affect our business.
- Losses in excess of our insurance coverage or uninsured losses could adversely affect our cash flow.
- Our investments are concentrated in the manufactured housing/residential sector and our business would be adversely affected by an economic downturn in that sector.
- Our joint venture relationship with Nuveen Real Estate may subject us to risks, including limitations on our decision-making authority and the risk of disputes, which could adversely affect us.

Financing Risks:

- We face risks generally associated with our debt.
- We mortgage our properties, which subjects us to the risk of foreclosure in the event of non-payment.
- We face risks associated with our dependence on external sources of capital.
- We may become more highly leveraged, resulting in increased risk of default on our obligations and an increase in debt service requirements which could adversely affect our financial condition and results of operations and our ability to pay distributions.
- We are subject to risks associated with the current interest rate environment, and changes in interest rates may affect our cost of capital and, consequently, our financial results.
- Covenants in our credit agreements and other debt instruments could limit our flexibility and adversely affect our financial condition.
- A change in the U.S. government policy with regard to Fannie Mae and Freddie Mac could impact our financial condition.
- We face risks associated with the financing of home sales to customers in our manufactured home communities.

Risks Related to our Status as a REIT:

- If our leases are not respected as true leases for federal income tax purposes, we would fail to qualify as a REIT.
- Failure to make required distributions would subject us to additional tax.
- We may not have sufficient cash available from operations to pay distributions to our shareholders, and, therefore, distributions may be made from borrowings.
- We may be required to pay a penalty tax upon the sale of property that is determined to be held for sale to customers.
- We may be adversely affected if we fail to qualify as a REIT.
- To qualify as a REIT, we must comply with certain highly technical and complex requirements.
- There is a risk of changes in the tax law applicable to REITs.
- We may be unable to comply with the strict income distribution requirements applicable to REITs.
- Our taxable REIT subsidiary ("TRS") is subject to special rules that may result in increased taxes.
- Notwithstanding our status as a REIT, we are subject to various federal, state and local taxes on our income and property.

General Risk Factors

- Global and regional economic conditions could materially adversely affect our business, results of operations, financial condition and growth.
- We may not be able to obtain adequate cash to fund our business.
- We are dependent on key personnel.
- If we fail to maintain an effective system of internal controls, we may not be able to accurately report financial results, which could result in a loss of investor confidence and adversely affect the market price of our Common Stock.
- Some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests.
- We may amend our business policies without shareholder approval.
- Third-party expectations relating to sustainability initiatives may impose additional costs and expose us to new risks.
- The market value of our Series D Preferred Stock and Common Stock could decrease based on our performance and market perception and conditions.
- The market price and trading volume of our Common Stock may fluctuate significantly.
- The market price and trading volume of our Series D Preferred Stock may fluctuate significantly.
- Future issuance or sale of additional shares of Preferred Stock or Common Stock or other securities could adversely affect the trading prices of our outstanding Series D Preferred Stock and Common Stock.
- Future issuances of our debt securities, which would be senior to our Series D Preferred Stock upon liquidation, or preferred equity securities which may be senior to our Series D Preferred Stock for purposes of dividend distributions or upon liquidation, may adversely affect the per-share trading prices of our Series D Preferred Stock.
- There are restrictions on the transfer of our capital stock.
- The dual listing of our Common Stock on the New York Stock Exchange ("NYSE") and the Tel Aviv Stock Exchange ("TASE") may result in price variations that could adversely affect liquidity of the market for our Common Stock.
- The existing mechanism for the dual listing of securities on the NYSE and the TASE may be eliminated or modified in a manner that may subject us to additional regulatory burden and additional costs.
- We are subject to restrictions that may impede our ability to effect a change in control.
- We cannot assure you that we will be able to pay distributions regularly.
- Dividends on our capital stock do not qualify for the reduced federal tax rates available for some dividends (*i.e.,* they are not qualified dividends).
- We are subject to risks arising from litigation.
- Future terrorist attacks and military conflicts could have a material adverse effect on general economic conditions, consumer confidence and market liquidity.
- Disruptions in the financial markets could affect our ability to obtain financing on reasonable terms and have other adverse effects on us and the market price of our capital stock.

- We face risks relating to cybersecurity attacks which could adversely affect our business, cause loss of confidential information and disrupt operations.
- We operate in an intensely competitive business environment. We may not be as successful as our competitors in keeping pace with developments in technology, including incorporating generative artificial intelligence and machine learning into our business, or adapting to a rapidly changing marketplace.
- We are dependent on continuous access to the Internet to use our cloud-based applications.
- We face risks relating to expanding use of social media mediums.
- The use of AI presents risks and challenges that may adversely impact us.
- Our OZ Fund may fail to qualify for the tax benefits available for investments in qualified opportunity zones under the detailed rules adopted by the Internal Revenue Service.
- We face various risks and uncertainties related to public health crises, pandemics or other highly infectious or contagious diseases.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K that are not historical facts are forward-looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about the Company's expectations, beliefs, intentions, plans, objectives, goals, strategies, future events, performance and underlying assumptions and other statements that are not historical facts. Forward-looking statements can be identified by their use of forward-looking words, such as "may," "will," "anticipate," "expect," "believe," "intend," "plan," "should," "seek" or comparable terms, or the negative use of those words, but the absence of these words does not necessarily mean that a statement is not forward-looking.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these factors are described below and under the headings "Business", "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". These and other risks, uncertainties and factors could cause our actual results to differ materially from those included in any forward-looking statements we make. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that could cause actual results to differ materially from our expectations include, among others:

- changes in the real estate market conditions and general economic conditions;
- the inherent risks associated with owning real estate, including local real estate market conditions, governing laws and regulations affecting manufactured housing communities and illiquidity of real estate investments;
- increased competition in the geographic areas in which we own and operate manufactured housing communities;
- our ability to continue to identify, negotiate and acquire manufactured housing communities and/or vacant land which may be developed into manufactured housing communities on terms favorable to us;
- our ability to maintain or increase rental rates and occupancy levels;
- changes in market rates of interest;
- inflation and increases in costs, including personnel, insurance and the cost of purchasing manufactured homes;
- our ability to purchase manufactured homes for rental or sale;
- our ability to repay debt financing obligations;
- our ability to refinance amounts outstanding under our credit facilities at maturity on terms favorable to us;
- our ability to comply with certain debt covenants;
- our ability to integrate acquired properties and operations into existing operations;

- the availability of other debt and equity financing alternatives;
- continued ability to access the debt or equity markets;
- the loss of any member of our management team;
- our ability to maintain internal controls and processes to ensure all transactions are accounted for properly, all relevant disclosures and filings are made in a timely manner in accordance with all rules and regulations, and any potential fraud or embezzlement is thwarted or detected;
- the ability of manufactured home buyers to obtain financing;
- the level of repossessions by manufactured home lenders;
- market conditions affecting our investment securities;
- changes in federal or state tax rules or regulations that could have adverse tax consequences;
- our ability to qualify as a real estate investment trust for federal income tax purposes;
- litigation, judgments or settlements, including costs associated with prosecuting or defending claims and any adverse outcomes;
- changes in real estate and zoning laws and regulations;
- legislative or regulatory changes, including changes to laws governing the taxation of REITs;
- risks and uncertainties related to pandemics or other highly infectious or contagious diseases; and
- those risks and uncertainties referenced under the heading "Risk Factors" contained in this Form 10-K and the Company's filings with the Securities and Exchange Commission ("SEC").

You should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. The forward-looking statements contained in this Annual Report on Form 10-K speak only as of the date hereof and the Company expressly disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Available Information

Additional information about the Company can be found on the Company's website which is located at www.umh.reit. Information contained on or hyperlinked from our website is not incorporated by reference into and should not be considered part of this Annual Report on Form 10-K or our other filings with the SEC. The Company makes available, free of charge, on or through its website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A – Risk Factors

Our business faces many risks. The following risk factors may not be the only risks we face but address what we believe may be the material risks concerning our business at this time. If any of the risks discussed in this report were to occur, our business, prospects, financial condition, results of operation and our ability to service our debt and make distributions to our shareholders could be materially and adversely affected and the market price per share of our stock could decline significantly. Some statements in this report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

Real Estate Industry Risks

General economic conditions and the concentration of our properties in certain states may affect our ability to generate sufficient revenue to maintain our profitability. The market and economic conditions in our current markets may significantly affect manufactured home occupancy or rental rates. Occupancy and rental rates, in turn, may significantly affect our revenues, and if our communities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay or refinance our debt obligations could be adversely affected. As a result of the geographic concentration of our properties in the Eastern United States, we are exposed to the risks of downturns in the local economy or other local real estate market conditions which could adversely affect occupancy rates, rental rates, and property values in these markets.

Other factors that may affect general economic conditions or local real estate conditions include:

- the national and local economic climate, including that of the energy-market dependent Marcellus and Utica Shale regions, may be adversely impacted by, among other factors, potential restrictions on drilling, plant closings, and industry slowdowns;
- local real estate market conditions such as the oversupply of manufactured homesites or a reduction in demand for manufactured homesites in an area;
- the number of repossessed homes in a particular market;
- the lack of an established dealer network;
- the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates;
- the safety, convenience and attractiveness of our properties and the neighborhoods where they are located;
- zoning or other regulatory restrictions;
- competition from other available manufactured home communities and alternative forms of housing (such as apartment buildings and single-family homes);
- our ability to provide adequate management, maintenance and insurance;
- a pandemic or other health crisis or other highly infectious or contagious diseases;
- increased operating costs, including insurance premiums, real estate taxes and utilities; and
- the enactment of rent control laws or laws taxing the owners of manufactured homes.

Our income would also be adversely affected if tenants were unable to pay rent or if sites were unable to be rented on favorable terms. If we were unable to promptly relet or renew the leases for a significant number of sites, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then our business and results of operations could be adversely affected. In addition, certain expenditures associated with each property (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the property.

We may be unable to compete with our larger competitors for acquisitions, which may increase prices for communities. The real estate business is highly competitive. We compete for manufactured home community investments with numerous other real estate entities, such as individuals, corporations, REITs and other enterprises engaged in real estate activities. In many cases, the competing companies may be larger and better financed than we are, making it difficult for us to secure new manufactured home community investments. Competition among private and institutional purchasers of manufactured home community investments has resulted in increases in the purchase prices paid for manufactured home communities and consequently higher fixed costs. To the extent we are unable to effectively compete in the marketplace, our business may be adversely affected.

We may not be able to integrate or finance our acquisitions and our acquisitions may not perform as expected. We acquire and intend to continue to acquire manufactured home communities on a select basis. Our acquisition activities and their success are subject to risks, including the following:

- if we enter into an acquisition agreement for a property, it is usually subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction, which may not be satisfied;
- we may be unable to finance acquisitions on favorable terms;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates;
- acquired properties may be located in new markets where we face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

If any of the above were to occur, our business and results of operations could be adversely affected.

In addition, we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were to be asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

We may be unable to finance or accurately estimate or anticipate costs and timing associated with expansion activities. We periodically consider the expansion of existing communities and development of new communities. Our expansion and development activities are subject to risks such as:

- we may not be able to obtain financing with favorable terms for community development which may make us unable to proceed with the development;
- we may be unable to obtain, or may face delays in obtaining, necessary zoning, building and other governmental permits and authorizations, which could result in increased costs and delays, and even require us to abandon development of a community entirely if we are unable to obtain such permits or authorizations;
- we may abandon development opportunities that we have already begun to explore and as a result we may not recover expenses already incurred in connection with exploring such development opportunities;
- we may be unable to complete construction and lease-up of a community on schedule resulting in increased debt service expense and construction costs;
- we may incur construction and development costs for a community which exceed our original estimates due to increased materials, labor or other costs, which could make completion of the community uneconomical and we may not be able to increase rents to compensate for the increase in development costs which may impact our profitability;
- we may be unable to secure long-term financing on completion of development resulting in increased debt service and lower profitability; and
- occupancy rates and rents at a newly developed community may fluctuate depending on several factors, including market and economic conditions, which may result in the community not being profitable.

If any of the above were to occur, our business and results of operations could be adversely affected.

We may be unable to sell properties when appropriate because real estate investments are illiquid. Real estate investments generally cannot be sold quickly and, therefore, will tend to limit our ability to vary our property portfolio promptly in response to changes in economic or other conditions. In addition, the Code limits our ability to sell our properties. The inability to respond promptly to changes in the performance of our property portfolio could adversely affect our financial condition and ability to service our debt and make distributions to our shareholders.

Our ability to sell manufactured homes may be affected by various factors, which may in turn adversely affect our profitability. S&F operates in the manufactured home market offering homes for sale to tenants and prospective tenants of our communities. The market for the sale of manufactured homes may be adversely affected by the following factors:

- downturns in economic conditions which adversely impact the housing market;
- an oversupply of, or a reduced demand for, manufactured homes;
- the ability of manufactured home manufacturers to adapt to change in the economic climate and the availability of units from these manufacturers;
- the difficulty facing potential purchasers in obtaining affordable financing as a result of heightened lending criteria; and
- an increase or decrease in the rate of manufactured home repossessions which provide aggressively priced competition to new manufactured home sales.

Any of the above listed factors could adversely impact our rate of manufactured home sales, which would result in a decrease in profitability.

Licensing laws and compliance could affect our profitability. Our subsidiary S&F is subject to the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 ("SAFE Act"), which requires that we obtain appropriate licenses pursuant to the Nationwide Mortgage Licensing System & Registry in each state where S&F conducts business. There are extensive federal and state requirements mandated by the SAFE Act and other laws pertaining to financing, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and there can be no assurance that we will obtain or renew our SAFE Act licenses, which could result in fees and penalties and have an adverse impact on our ability to continue with our home financing activities.

The termination of our third-party lending program could adversely affect us. S&F currently relies exclusively on its third-party lending program for all loan origination and servicing activity. As a result, the termination of our third-party lending program could impact our ability to continue with our home financing activities. In the event the third-party lending program is terminated, either by the third party or by us, we would seek to develop an internal lending program so that we could continue to offer home financing to prospective residents of our communities. Such an internal lending program could expose us to additional risks, including additional risks associated with non-compliance with requirements imposed by federal and state consumer finance laws and regulations.

Many of our costs may be adversely impacted by continued heightened inflation. A sustained or further increase in inflation could have an adverse impact on our general and administrative and operating expenses, including the costs of personnel, professional fees, insurance, utilities, security, and the purchase of manufactured homes, and otherwise adversely affect our business and results of operations. While we expect to recover some cost increases through increases in our rental rates, there can be no assurance that higher operating expenses resulting from inflationary pressures will be fully offset by higher rental rates. As a result, to the extent the inflation rate exceeds the annual rent increases we are able to institute, we may not adequately mitigate the impact of inflation, which may adversely affect our business, financial condition, results of operations, and cash flows.

Additionally, inflationary pricing may have a negative effect on the construction costs necessary to complete development projects, including, but not limited to, costs of construction equipment and materials, labor and services from third-party contractors and suppliers. Higher construction costs could adversely impact our development projects and thereby our business, financial condition and results of operations.

Costs associated with taxes and regulatory compliance may reduce our revenue. We are subject to significant regulation that inhibits our activities and may increase our costs. Local zoning and use laws, environmental statutes and other governmental requirements may restrict expansion, rehabilitation and reconstruction activities. These regulations may prevent us from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act may require us to modify our properties at a substantial cost and noncompliance could result in the imposition of fines or an award of damages to private litigants. Future legislation may impose additional requirements. We cannot predict what requirements may be enacted or amended or what costs we will incur to comply with such requirements. Costs resulting from changes in real estate laws, income taxes, service or other taxes may adversely affect our funds from operations and our ability to pay or refinance our debt. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our business and results of operations.

Laws and regulations also govern the provision of utility services. Such laws regulate, for example, how and to what extent owners or operators of property can charge renters for provision of utilities. Such laws can also regulate the operations and performance of utility systems and may impose fines and penalties on real property owners or operators who fail to comply with these requirements. The laws and regulations may also require capital investment to maintain compliance.

Rent control legislation may harm our ability to increase rents. State and local rent control laws in certain jurisdictions may limit our ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. In 2019, the State of New York enacted the Housing Stability and Tenant Protection Act of 2019, which, among other things, set maximum collectible rent increases. Rent control also currently affects three of our manufactured home communities in New Jersey and, effective March 1, 2026, statewide rent control will limit rent increases on all of our New Jersey manufactured home communities. Enactment of such laws has been considered at various times in other jurisdictions. We presently expect to continue to maintain properties, and may purchase additional properties, in markets that are either subject to rent control or in which rent-related legislation exists or may be enacted.

Environmental liabilities could affect our profitability. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous substances at, on, under or in such property, as well as certain other potential costs relating to hazardous or toxic substances. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. A conveyance of the property, therefore, does not relieve the owner or operator from liability. As a current or former owner and operator of real estate, we may be required by law to investigate and clean up hazardous substances released at or from the properties we currently own or operate or have in the past owned or operated. We may also be liable to the government or to third parties for property damage, investigation costs and cleanup costs. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs the government incurs in connection with the contamination. Contamination may adversely affect our ability to sell or lease real estate or to borrow using the real estate as collateral. Persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility owned or operated by another person. In addition, certain environmental laws impose liability for the management and disposal of asbestos-containing materials and for the release of such materials into the air. These laws may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. In connection with the ownership, operation, management, and development of real properties, we may be considered an owner or operator of such properties and, therefore, are potentially liable for removal or remediation costs, and also may be liable for governmental fines and injuries to persons and property. When we arrange for the treatment or disposal of hazardous substances at landfills or other facilities owned by other persons, we may be liable for the removal or remediation costs at such facilities. We are not aware of any environmental liabilities relating to our investment properties which would have a material adverse effect on our business, assets, or results of operations. However, we cannot assure you that environmental liabilities will not arise in the future and that such liabilities will not have a material adverse effect on our business, assets or results of operations.

Of the 145 manufactured home communities we operated as of December 31, 2025, 47 have their own wastewater treatment facility or water distribution system, or both. At these locations, we are subject to compliance with monthly, quarterly and yearly testing for contaminants as outlined by the individual state's environmental protection agencies.

In connection with the management of its properties or upon acquisition or financing of a property, the Company authorizes the preparation of Phase I or similar environmental reports (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants. Based upon such environmental reports and the Company's ongoing review of its properties, as of the date of this Annual Report, the Company is not aware of any environmental condition with respect to any of its properties which it believes would be reasonably likely to have a material adverse effect on its financial condition and/or results of operations. However, these reports cannot reflect conditions arising after the studies were completed, and no assurances can be given that existing environmental studies reveal all environmental liabilities, that any prior owner or operator of a property or neighboring owner or operator did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more properties.

Some of our properties are subject to potential natural or other disasters. Certain of our manufactured home communities are located in areas that may be subject to natural disasters, including our manufactured home communities in flood plains, in areas that may be adversely affected by tornados and in coastal regions that may be adversely affected by increases in sea levels or in the frequency or severity of hurricanes, tropical storms or other severe weather conditions. The occurrence of natural disasters may delay redevelopment or development projects, increase investment costs to repair or replace damaged properties, increase future property insurance costs and negatively impact the tenant demand for lease space. To the extent insurance is unavailable to us or is unavailable on acceptable terms, or our insurance is not adequate to cover losses from these events, our financial condition and results of operations could be adversely affected.

Climate change may adversely affect our business. To the extent that significant changes in the climate occur in areas where our properties are located, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage to or a decrease in demand for properties located in these areas or affected by these conditions. Should the impact of climate change be material in nature, including significant property damage to or destruction of our properties, or occur for lengthy periods of time, our financial condition or results of operations may be adversely affected. In addition, changes in federal, state and local legislation and regulations based on concerns about climate change could result in increased capital expenditures on our properties (for example, to improve their energy efficiency and/or resistance to inclement weather) without a corresponding increase in revenue, resulting in adverse impacts to our net income.

Actions by our competitors may decrease or prevent increases in the occupancy and rental rates of our properties which could adversely affect our business. We compete with other owners and operators of manufactured home community properties, some of which own properties similar to ours in the same submarkets in which our properties are located. The number of competitive manufactured home community properties in a particular area could have a material adverse effect on our ability to attract tenants, lease sites and maintain or increase rents charged at our properties or at any newly acquired properties. In addition, other forms of multifamily residential properties, such as private and federally funded or assisted multifamily housing projects and single-family housing, provide housing alternatives to potential tenants of manufactured home communities. If our competitors offer housing at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants' leases expire.

Losses in excess of our insurance coverage or uninsured losses could adversely affect our cash flow. We generally maintain insurance policies related to our business, including casualty, general liability and other policies covering business operations, employees and assets. However, we may be required to bear all losses that are not adequately covered by insurance. In addition, there are certain losses that are not generally insured because it is not economically feasible to insure against them, including, but not limited to, losses due to riots, acts of war or other catastrophic events. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, then we could lose the capital we invested in the properties, as well as the anticipated profits and cash flow from the properties and, in the case of debt which is with recourse to us, we would remain obligated for any mortgage debt or other financial obligations related to the properties. Although we believe that our insurance programs are adequate, no assurance can be given that we will not incur losses in excess of our insurance coverage, or that we will be able to obtain insurance in the future at acceptable levels and reasonable cost.

Our investments are concentrated in the manufactured housing/residential sector and our business would be adversely affected by an economic downturn in that sector. Our investments in real estate assets are primarily concentrated in the manufactured housing/residential sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities included a more significant portion of other sectors of the real estate industry.

Our joint venture relationship with Nuveen Real Estate may subject us to risks, including limitations on our decision-making authority and the risk of disputes, which could adversely affect us. We have entered into joint venture arrangements with Nuveen Real Estate under which we operate three manufactured home communities that are recently developed. It is possible that our joint venture partner, Nuveen Real Estate, may have business interests, goals, priorities or concerns that are different from our business interests, goals, priorities or concerns. Although we manage the joint venture entities and their properties, we do not have full control over decisions and require approval of Nuveen Real Estate for major decisions. As a result, we may face the risk of disputes, including potential deadlocks in making decisions. In addition, the joint venture agreements provide that until the capital contributions to the joint venture entities are fully funded or the joint ventures are terminated, and unless Nuveen declines an acquisition proposed by us, the joint ventures will be the exclusive vehicle for us to acquire any manufactured home communities that meet the joint venture's investment guidelines. Nuveen Real Estate will have the right to remove and replace us as managing member of the joint venture entities and manager of the joint venture's properties if we breach certain obligations or certain events occur, in which event Nuveen Real Estate may elect to buy out our interest in the applicable joint venture entity at 98% of its value. There are also significant restrictions on our ability to exit the joint ventures. Any of these provisions could adversely affect us.

Financing Risks

We face risks generally associated with our debt. We finance a portion of our investments in properties and marketable securities through debt. We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. In addition, debt creates other risks, including:

- rising interest rates on our variable rate debt;

- inability to repay or refinance existing debt as it matures, which may result in forced disposition of assets on disadvantageous terms;
- refinancing terms less favorable than the terms of existing debt; and
- failure to meet required payments of principal and/or interest.

To the extent we cannot refinance debt on favorable terms or at all, we may be forced to dispose of properties on disadvantageous terms or pay higher interest rates, either of which would have an adverse impact on our financial performance and ability to service debt and make distributions.

We mortgage our properties, which subjects us to the risk of foreclosure in the event of non-payment. We mortgage many of our properties to secure payment of indebtedness. If we are unable to meet mortgage payments, then the property could be foreclosed upon or transferred to the mortgagee with a consequent loss of income and asset value. A foreclosure of one or more of our properties could adversely affect our financial condition, results of operations, cash flow, ability to service debt and make distributions and the market price of our Series D Preferred Stock and Common Stock and any other securities we issue.

We face risks associated with our dependence on external sources of capital. In order to qualify as a REIT, we are required each year to distribute to our shareholders at least 90% of our REIT taxable income, and we are subject to tax on our income to the extent it is not distributed. Because of this distribution requirement, we may not be able to fund all future capital needs from cash retained from operations. As a result, to fund capital needs, we rely on third-party sources of capital, which we may not be able to obtain on favorable terms, if at all. Our access to third-party sources of capital depends upon a number of factors, including (i) general market conditions; (ii) the market's perception of our growth potential; (iii) our current and potential future earnings and cash distributions; and (iv) the market price of our Series D Preferred Stock and Common Stock and any other securities we issue. Additional debt financing may substantially increase our debt-to-total capitalization ratio. Additional equity issuance may dilute the holdings of our current shareholders.

We may become more highly leveraged, resulting in increased risk of default on our obligations and an increase in debt service requirements which could adversely affect our financial condition and results of operations and our ability to pay distributions. We have incurred, and may continue to incur, indebtedness in furtherance of our activities. Our governing documents do not limit the amount of indebtedness we may incur. Accordingly, our Board may vote to incur additional debt and would do so, for example, if it were necessary to maintain our status as a REIT. We could therefore become more highly leveraged, resulting in an increased risk of default on our obligations and in an increase in debt service requirements, which could adversely affect our financial condition and results of operations and our ability to pay distributions to shareholders.

We are subject to risks associated with the current interest rate environment, and changes in interest rates may affect our cost of capital and, consequently, our financial results. Changing interest rates may have unpredictable effects on markets, may result in heightened market volatility, may slow economic growth and/or cause a recession, and may affect our ability to complete potential acquisitions. Because a portion of our debt bears interest at variable rates, in periods of rising interest rates, our cost of funds would increase, which could adversely affect our cash flows, financial condition and results of operations, ability to make distributions to shareholders, and the cost of refinancing and reduce our access to the debt or equity capital markets. Increased interest rates could also adversely affect the value of our properties to the extent that it decreases the amount buyers may be willing to pay for our properties and could result in the decline of the market price of our Series D Preferred Stock and Common Stock and any other securities we issue, which may adversely impact our ability and willingness to raise equity capital on favorable terms, including through our At-the-Market Sale Programs (as defined below). Additionally, if we choose to hedge any interest rate risk, we cannot assure that any such hedge will be effective or that our hedging counterparty will meet its obligations to us. As a result, increased interest rates, including any future increases in interest rates, could adversely affect us.

Covenants in our credit agreements and other debt instruments could limit our flexibility and adversely affect our financial condition. The terms of our various credit agreements and other indebtedness require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations. If we were to default under our credit agreements, our financial condition would be adversely affected.

A change in the U.S. government policy with regard to Fannie Mae and Freddie Mac could impact our financial condition. Fannie Mae and Freddie Mac are major sources of financing for the manufactured housing real estate sector. We depend frequently on Fannie Mae and Freddie Mac to finance growth by purchasing or guaranteeing manufactured housing community loans. A decision by the government to privatize or eliminate Fannie Mae or Freddie Mac, or reduce their acquisitions or guarantees of our mortgage loans, may adversely affect interest rates, capital availability and our ability to refinance our existing mortgage obligations as they come due and obtain additional long-term financing for the acquisition of additional communities on favorable terms or at all.

We face risks associated with the financing of home sales to customers in our manufactured home communities. To produce new rental revenue and to upgrade our communities, we sell homes to customers in our communities at competitive prices and finance these home sales through S&F using our third-party lending program with Triad Financial Services. We allow banks and outside finance companies the first opportunity to finance these sales. We are subject to the following risks in financing these homes:

- the borrowers may default on these loans and not be able to make debt service payments or pay principal when due;
- the default rates may be higher than we anticipate;
- demand for consumer financing may not be as great as we anticipate or may decline;
- the value of property securing the installment notes receivable may be less than the amounts owed; and
- interest rates payable on the installment notes receivable may be lower than our cost of funds.

Additionally, there are many regulations pertaining to our home sales and financing activities. There are significant consumer protection laws and the regulatory framework may change in a manner which may adversely affect our operating results. The regulatory environment and associated consumer finance laws create a risk of greater liability from our home sales and financing activities and could subject us to additional litigation. We are also dependent on licenses granted by state and other regulatory authorities, which may be withdrawn or which may not be renewed and which could have an adverse impact on our ability to continue with our home sales and financing activities.

In the event our third-party lending program is terminated, either by Triad Financial Servies or by us, we would seek to develop an internal lending program so that we could continue to offer home financing to prospective residents of our communities. Such an internal lending program would expose us to additional risks, including additional risks associated with non-compliance with requirements imposed by federal and state consumer finance laws and regulations.

Risks Related to our Status as a REIT

If our leases are not respected as true leases for federal income tax purposes, we would fail to qualify as a REIT. To qualify as a REIT, we must, among other things, satisfy two gross income tests, under which specified percentages of our gross income must be certain types of passive income, such as rent. For the rent paid pursuant to our leases to qualify for purposes of the gross income tests, the leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint venture or some other type of arrangement. We believe that our leases will be respected as true leases for federal income tax purposes. However, there can be no assurance that the Internal Revenue Service ("IRS") will agree with this view. If the leases are not respected as true leases for federal income tax purposes, we would not be able to satisfy either of the two gross income tests applicable to REITs, and we could lose our REIT status.

Failure to make required distributions would subject us to additional tax. In order to qualify as a REIT, we must, among other requirements, distribute, each year, to our shareholders at least 90% of our taxable income, excluding net capital gains. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4%

nondeductible excise tax on the amount, if any, by which our distributions (or deemed distributions) in any year are less than the sum of:

- 85% of our ordinary income for that year;
- 95% of our capital gain net earnings for that year; and
- 100% of our undistributed taxable income from prior years.

To the extent we pay out in excess of 100% of our taxable income for any tax year, we may be able to carry forward such excess to subsequent years to reduce our required distributions for purposes of the 4% nondeductible excise tax in such subsequent years. We intend to pay out our income to our shareholders in a manner intended to satisfy the 90% distribution requirement. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets to pay out enough of our taxable income to satisfy the 90% distribution requirement and to avoid corporate income tax.

We may not have sufficient cash available from operations to pay distributions to our shareholders, and, therefore, distributions may be made from borrowings. The actual amount and timing of distributions to our shareholders will be determined by our Board in its discretion and typically will depend on the amount of cash available for distribution, which will depend on items such as current and projected cash requirements, limitations on distributions imposed by law on our financing arrangements and tax considerations. As a result, we may not have sufficient cash available from operations to pay distributions as required to maintain our status as a REIT. Therefore, we may need to borrow funds to make sufficient cash distributions in order to maintain our status as a REIT, which may cause us to incur additional interest expense as a result of an increase in borrowed funds for the purpose of paying distributions.

We may be required to pay a penalty tax upon the sale of property that is determined to be held for sale to customers. The federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Under current law, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of real estate or other property constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We intend that we and our subsidiaries will hold the interests in the real estate for investment with a view to long-term appreciation, engage in the business of acquiring and owning real estate, and make occasional sales as are consistent with our investment objectives. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will only make sales that satisfy the requirements of the safe harbors or that the IRS will not successfully assert that one or more of such sales are prohibited transactions.

We may be adversely affected if we fail to qualify as a REIT. If we fail to qualify as a REIT, we will not be allowed to deduct distributions to shareholders in computing our taxable income and will be subject to federal income tax at regular corporate rates and possibly increased state and local taxes. In addition, we might be barred from qualification as a REIT for the four years following the year of disqualification. The additional tax incurred at regular corporate rates would reduce significantly the cash flow available for distribution to shareholders and for debt service. Furthermore, we would no longer be required to make any distributions to our shareholders as a condition to REIT qualification. Any distributions to shareholders would be taxable as ordinary income to the extent of our current and accumulated earnings and profits, although such dividend distributions to non-corporate shareholders would be subject to a maximum federal income tax rate of 20% (and potentially a federal tax on net investment income of 3.8%), provided applicable requirements of the Code are satisfied. Furthermore, corporate shareholders may be eligible for the dividends received deduction on the distributions, subject to limitations under the Code. Additionally, if we fail to qualify as a REIT, non-corporate shareholders would no longer be able to deduct up to 20% of certain qualified REIT dividends (other than capital gain dividends and dividends treated as qualified dividend income), that is available under current law. While initially scheduled to expire in 2025, recent legislation has made this deduction permanent.

To qualify as a REIT, we must comply with certain highly technical and complex requirements. We cannot be certain we have complied, and will always be able to comply, with the requirements to qualify as a REIT because there are few judicial and administrative interpretations of these provisions. In addition, facts and circumstances that may be beyond our control may affect our ability to continue to qualify as a REIT. We cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to our qualification as a REIT or with respect to the federal income tax consequences of qualification. We believe that we have qualified as a REIT since our inception and intend to continue to qualify as a REIT. However, we cannot assure you that we are so qualified or will remain so qualified.

There is a risk of changes in the tax law applicable to REITs. Because the IRS, the U.S. Treasury Department and Congress frequently review federal income tax legislation, we cannot predict whether, when or to what extent new federal tax laws, regulations, interpretations or rulings will be adopted. Numerous changes to the U.S. federal income tax laws are proposed on a regular basis. Any of such legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect taxation of us and/or our investors. Additionally, the REIT rules are continually under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, which may result in revisions to regulations and interpretations in addition to statutory changes. Furthermore, legislative proposals to increase corporate tax rates or otherwise modify the U.S. federal income tax system are periodically introduced. The timing, likelihood and content of any such legislation are uncertain, and any enacted changes could adversely affect our business, financial condition and results of operations. Importantly, legislation has been proposed in several states specifically taxing REITs. If such legislation were to be enacted, our income from such states would be adversely impacted.

We may be unable to comply with the strict income distribution requirements applicable to REITs. To maintain qualification as a REIT under the Code, a REIT must annually distribute to its shareholders at least 90% of its REIT taxable income, excluding the dividends paid deduction and net capital gains. This requirement limits our ability to accumulate capital. We may not have sufficient cash or other liquid assets to meet the distribution requirements. Difficulties in meeting the distribution requirements might arise due to competing demands for our funds or to timing differences between tax reporting and cash receipts and disbursements, because income may have to be reported before cash is received, because expenses may have to be paid before a deduction is allowed, because deductions may be disallowed or limited or because the IRS may make a determination that adjusts reported income. In those situations, we might be required to borrow funds or sell properties on adverse terms in order to meet the distribution requirements and interest and penalties could apply which could adversely affect our financial condition. If we fail to make a required distribution, we could cease to be taxed as a REIT.

Our taxable REIT subsidiary ("TRS") is subject to special rules that may result in increased taxes. As a REIT, we must pay a 100% penalty tax on certain payments that we receive or on certain deductions taken if the economic arrangements between us and our TRS are not comparable to similar arrangements between unrelated parties. The IRS may successfully assert that the economic arrangements of any of our inter-company transactions are not comparable to similar arrangements between unrelated parties, and may assess the above 100% penalty tax or make other reallocations of income or loss. This would result in unexpected tax liability which would adversely affect our cash flows.

Notwithstanding our status as a REIT, we are subject to various federal, state and local taxes on our income and property. For example, we will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains; provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the shareholder level. We may be subject to other Federal income taxes and may also have to pay some state income or franchise taxes because not all states treat REITs in the same manner as they are treated for federal income tax purposes.

General Risk Factors

Global and regional economic conditions could materially adversely affect our business, results of operations, financial condition and growth. Adverse macroeconomic conditions, including inflation, slower growth or recession, tighter credit, higher interest rates and high unemployment could materially adversely impact our business, results of operations, financial condition and growth. In addition, uncertainty about, or a decline in, global or regional economic conditions could have a significant impact on our suppliers. Further, our business and properties could be materially adversely affected by changes in national and international political, environmental and socioeconomic circumstances and/or conflicts (including wars, terrorist acts or security operations, such as the ongoing disruption in the Middle East), the possibility of such conflicts widening, and their impact on macroeconomic conditions. Coupled with changes in Federal Reserve policies on interest rates and other economic disruptions, such circumstances may exacerbate inflation and adversely affect economic and market conditions, the level and volatility of real estate and securities prices and the liquidity of our investments. As military conflicts and related economic sanctions continue to evolve, it has become increasingly difficult to predict the impact of these events.

We may not be able to obtain adequate cash to fund our business. Our business requires access to adequate cash to finance our operations, distributions, capital expenditures, debt service obligations, development and redevelopment costs and property acquisition costs, if any. We expect to generate the cash to be used for these purposes primarily with operating cash flow, borrowings under secured and unsecured loans, proceeds from sales of strategically identified assets and, when market conditions permit, through the issuance of debt and equity securities from time to time. We may not be able to generate sufficient cash to fund our business, particularly if we are unable to renew leases, lease vacant space or re-lease space as leases expire according to our expectations.

We are dependent on key personnel. Our executive and other senior officers have a significant role in our success. Our ability to retain our management group or to attract suitable replacements should any members of the management group leave is dependent on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely affect our financial condition and cash flow. Further, such a loss could be negatively perceived in the capital markets.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report financial results, which could result in a loss of investor confidence and adversely affect the market price of our Common Stock. We are required by securities laws and provisions of our debt instruments to establish and maintain internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Disclosure controls and procedures are processes designed to ensure that information required to be disclosed is communicated to management and reported in a timely manner. We cannot be certain that we will be successful in continuing to maintain adequate control over our financial reporting and disclosure controls and procedures. Deficiencies, including any material weakness, in our internal control over financial reporting that may occur could result in misstatements or restatements of our financial statements or a decline in the price of our securities. In addition, as our business continues to grow, and as we continue to make significant acquisitions, our internal controls will become more complex and may require significantly more resources to ensure that our disclosure controls and procedures remain effective. Acquisitions can pose challenges in implementing the required processes, procedures and controls in the operations of the companies that we acquire. Any companies that are acquired by us may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us. Moreover, the existence of any material weakness or significant deficiency in our internal controls and procedures would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. If we do not maintain an effective system of internal controls and cannot provide reliable financial reports, our reputation, operating results and access to capital could be materially adversely affected, which could lead to a loss of confidence by investors in our reported financial information, which in turn could adversely affect the trading price of our Common Stock and Preferred Stock.

Some of our directors and officers may have conflicts of interest with respect to certain related party transactions and other business interests. Mr. Eugene W. Landy, the Founder and Chairman of the Board of the Company, previously owned a 24% interest in the entity that is the landlord of the property in Freehold, New Jersey where the Company's executive offices are located. Effective January 2023, Mr. Eugene Landy transferred this ownership to his son, Mr. Samuel A. Landy, the President and Chief Executive Officer and a director of the Company, and other family members. Effective October 1, 2019, the Company entered into a new lease for these executive offices in Freehold, New Jersey which combined the existing corporate office space with additional adjacent office space. This new lease extended the previous lease through April 30, 2027 and required monthly lease payments of $23,098 through April 30, 2022 and $23,302 from May 1, 2022 through April 30, 2027. The Company is also responsible for its proportionate share of real estate taxes and common area maintenance. Mr. Samuel A. Landy may have a conflict of interest with respect to his obligations as our officer and/or director and his ownership interest in the landlord of the property.

Further, Mr. Eugene W. Landy owns a 9.6% interest, Mr. Samuel A. Landy owns a 4.8% interest, Mr. Daniel Landy, who is also an officer of the Company and is Samuel A. Landy's son, owns a 0.96% interest, and the Samuel Landy Family Limited Partnership (of which Daniel Landy is the sole general partner) owns a 0.96% interest in the OZ Fund, that was formed by the Company in 2022. In addition, one of the Company's independent directors owns a 0.96% interest in the OZ Fund.

We may amend our business policies without shareholder approval. Our Board determines our growth, investment, financing, capitalization, borrowing, REIT status, operations and distributions policies. Although our Board has no present intention to change or reverse any of these policies, they may be amended or revised without notice to shareholders. Accordingly, shareholders may not have control over changes in our policies. We cannot assure you that changes in our policies will fully serve the interests of all shareholders.

Third-party expectations relating to sustainability initiatives may impose additional costs and expose us to new risks. There is an increasing focus from certain investors concerning corporate responsibility, specifically related to sustainability initiatives. In addition, there is an increased focus on such matters by various regulatory authorities, including the SEC, and the activities and expense required to comply with new regulations or standards may be significant. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased in number, resulting in varied and in some cases inconsistent standards. In addition, the criteria by which companies' corporate responsibility practices are assessed and the regulations applicable thereto are evolving, which could result in greater expectations of us and cause us to undertake costly initiatives or activities to satisfy such new criteria or regulations. Further, if we elect not to or are unable to satisfy such new criteria or do not meet the criteria of a specific third-party provider, some investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies. Furthermore, if our competitors' corporate responsibility performance is perceived to be superior to ours, potential or current investors may elect to invest in our competitors instead of us. In addition, we could fail, or be perceived to fail, in our achievement of our initiatives and goals with respect to environmental, social and governance matters, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, our initiatives are not executed as planned, or we do not satisfy our goals, our reputation and financial results could be adversely affected.

The market value of our Series D Preferred Stock and Common Stock could decrease based on our performance and market perception and conditions. The market value of our Series D Preferred Stock and Common Stock may be based primarily upon the market's perception of our growth potential and current and future cash dividends, and may be secondarily based upon the real estate market value of our underlying assets. The market price of our Series D Preferred Stock and Common Stock is influenced by their respective distributions relative to market interest rates. Rising interest rates may lead potential buyers of our stock to expect a higher distribution rate, which could adversely affect the market price of our stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions.

The market price and trading volume of our Common Stock may fluctuate significantly. The per-share trading price of our Common Stock may fluctuate. In addition, the trading volume in our Common Stock may fluctuate and cause significant price variations to occur. If the per-share trading price of our Common Stock declines significantly, investors in our Common Stock may be unable to resell their shares at or above their purchase price. We cannot provide any assurance that the per-share trading price of our Common Stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our stock include:

- actual or anticipated variations in our quarterly operating results or dividends;
- changes in our funds from operations or earnings estimates;
- publication of research reports about us or the real estate industry;
- prevailing interest rates;
- the rate of inflation;
- the market for similar securities;
- changes in market valuations of similar companies;
- adverse market reaction to any additional debt we incur in the future;
- additions or departures of key management personnel;
- actions by institutional shareholders;
- speculation in the press or investment community;

- the extent of investor interest in our securities;
- the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;
- our underlying asset value;
- investor confidence in the stock and bond markets, generally;
- changes in tax laws;
- future equity issuances;
- failure to meet earnings estimates;
- failure to maintain our REIT status;
- changes in valuation of our REIT securities portfolio;
- general economic and financial market conditions;
- war, terrorist acts and epidemic disease, including pandemics or other highly infectious or contagious diseases;
- our issuance of debt or preferred equity securities;
- our financial condition, results of operations and prospects; and
- the realization of any of the other risk factors presented in this Annual Report on Form 10-K.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their Common Stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and per-share trading price of our Common Stock.

The market price and trading volume of our Series D Preferred Stock may fluctuate significantly. Although our Series D Preferred Stock is listed and traded on the NYSE, the trading markets for the Series D Preferred Stock is limited. Since the Series D Preferred Stock has no maturity date, investors seeking liquidity may elect to sell their shares of Series D Preferred Stock in the secondary market. If an active trading market does not exist, the market price and liquidity of the Series D Preferred Stock may be adversely affected by such sales. Even if an active public market exists, we cannot guarantee that the market price for the Series D Preferred Stock will equal or exceed the price that investors in the Series D Preferred Stock paid for their shares.

Future issuance or sale of additional shares of Preferred Stock or Common Stock or other securities could adversely affect the trading prices of our outstanding Series D Preferred Stock and Common Stock. Future issuances or sales of substantial numbers of shares of our Preferred Stock or Common Stock or other securities in the public market, or the perception that such issuances or sales might occur, could adversely affect the per-share trading prices of our Preferred Stock or Common Stock. The per-share trading price of our Preferred Stock or Common Stock may decline significantly upon the sale or registration of additional shares of our Preferred Stock or Common Stock or other securities.

Future issuances of our debt securities, which would be senior to our Series D Preferred Stock upon liquidation, or preferred equity securities which may be senior to our Series D Preferred Stock for purposes of dividend distributions or upon liquidation, may adversely affect the per-share trading prices of our Series D Preferred Stock. In the future, we may attempt to increase our capital resources by issuing additional debt securities and/or additional classes or series of Preferred Stock. Upon liquidation, holders of our debt securities and lenders with respect to other borrowings will be entitled to receive our available assets prior to any distribution to holders of our Series D Preferred Stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our Series D Preferred Stock. Any shares of Preferred Stock that we issue in the future could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to pay dividends to holders of our Series D Preferred Stock. Any such future issuances may adversely affect the trading price of our Series D Preferred Stock.

There are restrictions on the transfer of our capital stock. To maintain our qualification as a REIT under the Code, no more than 50% in value of our outstanding capital stock may be owned, actually or by attribution, by five or fewer individuals, as defined in the Code to also include certain entities, during the last half of a taxable year. Accordingly, our charter contains provisions restricting the transfer of our capital stock. These restrictions may discourage a tender offer or other transaction, or a change in management or of control of us that might involve a premium price for our Series D Preferred Stock or Common Stock or that our shareholders otherwise believe to be in their best interests, and may result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

The dual listing of our Common Stock on the NYSE and the TASE may result in price variations that could adversely affect liquidity of the market for our Common Stock. Our Common Stock is listed and trades on both the NYSE and the TASE. The dual listing may result in price variations of our Common Stock between the two exchanges due to various factors, including the use of different currencies and the different days and hours of trading for the two exchanges. Any decrease in the trading price of our Common Stock in one market could cause a decrease in the trading price in the other market. In addition, the dual-listing may adversely affect liquidity and trading prices on one or both of the exchanges as a result of circumstances that may be outside of our control. For example, transfers by holders of our securities from trading on one exchange to the other could result in increases or decreases in liquidity and/or trading prices on either or both of the exchanges. Holders could also seek to sell or buy our Common Stock to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any such arbitrage activity could create volatility in both the price and volume of trading of our Common Stock.

The existing mechanism for the dual listing of securities on the NYSE and the TASE may be eliminated or modified in a manner that may subject us to additional regulatory burden and additional costs. The current Israeli regulatory regime provides a mechanism for the dual-listing of securities traded on the NYSE and the TASE that does not impose any significant regulatory burden or significant costs on us. If this dual-listing regime is eliminated or modified, it may become more difficult for us to comply with the regulatory requirements, and this could result in additional costs. In such event, we may consider delisting of our Common Stock from the TASE.

We are subject to restrictions that may impede our ability to effect a change in control. Certain provisions contained in our charter and bylaws and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control. These provisions include the following:

- Our charter provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a "staggered board." By preventing common shareholders from voting on the election of more than one class of directors at any annual meeting of shareholders, this provision may have the effect of keeping the current members of our Board in control for a longer period of time than shareholders may desire.
- Our charter generally limits any holder from acquiring more than 9.8% (in value or in number, whichever is more restrictive) of our outstanding equity stock (defined as all of our classes of capital stock, except our excess stock). While this provision is intended to assure our ability to remain a qualified REIT for Federal income tax purposes, the ownership limit may also limit the opportunity for shareholders to receive a premium for their shares of Common Stock that might otherwise exist if an investor was attempting to assemble a block of shares in excess of 9.8% of the outstanding shares of equity stock or otherwise effect a change in control.
- The request of shareholders entitled to cast at least a majority of all votes entitled to be cast at such meeting is necessary for shareholders to call a special meeting. We also require advance notice by common shareholders for the nomination of directors or proposals of business to be considered at a meeting of shareholders.
- Our Board may authorize and cause us to issue securities without shareholder approval. Under our charter, the board has the power to classify and reclassify any of our unissued shares of capital stock into shares of capital stock with such preferences, rights, powers and restrictions as the Board may determine.
- "Business combination" provisions that provide that, unless exempted, a Maryland corporation may not engage in certain business combinations, including mergers, dispositions of 10% or more of its assets, certain issuances of shares of stock and other specified transactions, with an "interested shareholder" or an affiliate of an interested shareholder for five years after the most recent date on which the interested shareholder became an interested shareholder, and thereafter unless specified criteria are met. An interested shareholder is defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at any time within the two-year period immediately prior to the date in question.

- The duties of directors of a Maryland corporation do not require them to, among other things (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) authorize the corporation to redeem any rights under, or modify or render inapplicable, any shareholders rights plan, (c) make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act to exempt any person or transaction from the requirements of those provisions, or (d) act or fail to act solely because of the effect of the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the shareholders in an acquisition.

We cannot assure you that we will be able to pay distributions regularly. Our ability to pay distributions in the future is dependent on our ability to operate profitably and to generate cash from our operations and the operations of our subsidiaries and is subject to limitations under our financing arrangements and Maryland law. Under the Maryland General Corporation Law, a Maryland corporation generally may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its debts as the debts became due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus, unless the charter permits otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the distribution. Accordingly, we cannot guarantee that we will be able to pay distributions on a regular quarterly basis in the future.

Dividends on our capital stock do not qualify for the reduced federal tax rates available for some dividends (i.e., they are not qualified dividends). Income from "qualified dividends" payable to U.S. shareholders that are individuals, trusts and estates are generally subject to tax at preferential rates. Dividends payable by REITs, however, generally are not eligible for the preferential tax rates applicable to qualified dividend income. Although these rules do not adversely affect our taxation or the dividends payable by us, to the extent that the preferential rates continue to apply to regular corporate qualified dividends, investors who are individuals, trusts and estates may perceive an investment in us to be relatively less attractive than an investment in the stock of a non-REIT corporation that pays qualified dividends, which could materially and adversely affect the value of the shares of, and per share trading price of, our capital stock. It should be noted that the TCJA provides for a deduction from income for individuals, trusts and estates up to 20% of certain REIT dividends, which reduces the effective tax rate on such dividends below the effective tax rate on interest, though the deduction is generally not as favorable as the preferential rate on qualified dividends. While initially scheduled to expire in 2025, recent legislation has made this deduction permanent.

We are subject to risks arising from litigation. We may become involved in litigation. Litigation can be costly, and the results of litigation are often difficult to predict. We may not have adequate insurance coverage or contractual protection to cover costs and liability in the event we are sued, and to the extent we resort to litigation to enforce our rights, we may incur significant costs and ultimately be unsuccessful or unable to recover amounts we believe are owed to us. We may have little or no control of the timing of litigation, which presents challenges to our strategic planning.

Future terrorist attacks and military conflicts could have a material adverse effect on general economic conditions, consumer confidence and market liquidity. Among other things, it is possible that interest rates may be affected by these events. An increase in interest rates may increase our costs of borrowing, leading to a reduction in our earnings. Terrorist acts affecting our properties could also result in significant damages to, or loss of, our properties. Additionally, we may be unable to obtain adequate insurance coverage on acceptable economic terms for losses resulting from acts of terrorism. Our lenders may require that we carry terrorism insurance even if we do not believe this insurance is necessary or cost effective. Should an act of terrorism result in an uninsured loss or a loss in excess of insured limits, we could lose capital invested in a property, as well as the anticipated future revenues from a property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any loss of these types would adversely affect our financial condition.

Disruptions in the financial markets could affect our ability to obtain financing on reasonable terms and have other adverse effects on us and the market price of our capital stock. Uncertainty in the stock and credit markets may negatively impact our ability to access additional financing at reasonable terms, which may negatively affect our ability to acquire properties and otherwise pursue our investment strategy. A prolonged downturn in the stock or credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our investment strategy accordingly. These types of events in the stock and credit markets may make it more difficult or costly for us to raise capital through the issuance of the Series D Preferred Stock, Common Stock or other equity or debt securities. The potential disruptions in the financial markets may have a material adverse effect on the market value of the Series D Preferred Stock and Common Stock, any other securities we issue, and/or the economy in general. In addition, the national and local economic climate, including that of the energy-market dependent Marcellus and Utica Shale regions, may be adversely impacted by, among other factors, potential restrictions on drilling, plant closings and industry slowdowns, which may have a material adverse effect on the return we receive on our properties and investments, as well as other unknown adverse effects on us.

We face risks relating to cybersecurity attacks which could adversely affect our business, cause loss of confidential information and disrupt operations. We rely extensively on information technology to process transactions and manage our business. In the ordinary course of our business, we collect and store sensitive data, including our business information and that of our tenants, clients, vendors and employees on our network. This data is hosted on internal, as well as external, computer systems. Our external systems are hosted by third-party service providers that may have access to such information in connection with providing necessary information technology and security and other business services to us. This information may include personally identifiable information such as social security numbers, banking information and credit card information. We employ a number of measures to prevent, detect and mitigate potential breaches or disclosure of this confidential information. We have established a Cybersecurity Subcommittee of our Audit Committee to review and provide high level guidance on cybersecurity related issues of importance to the Company. We also maintain cyber risk insurance to provide some coverage for certain risks arising out of data and network breaches. While we continue to improve our cybersecurity and take measures to protect our business, we and our third-party service providers may be vulnerable to attacks by hackers (including through malware, ransomware, computer viruses, and email phishing schemes) or breached due to employee error, malfeasance, fire, flood or other physical event, or other disruptions. Any such breach or disruption could compromise the confidential information of our employees, customers and vendors to the extent such information exists on our systems or on the systems of third-party service providers.

Even the most well-protected information, networks, systems and facilities remain potentially vulnerable to security breaches as the techniques used in attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases may not be detected. The risk of a data breach or security failure, particularly through cyber-attacks or cyber-intrusion, has generally increased due to the rise in new technologies, such as ransomware and generative artificial intelligence and other machine learning techniques ("AI"), and the increasing sophistication and activities of the perpetrators of attempted attacks and intrusions, including as a result of the intensification of state-sponsored cybersecurity attacks during periods of geopolitical conflict. The rapid evolution and increased adoption of AI by us and our third-party service providers may also heighten our cybersecurity risks by making cyber-attacks more difficult to detect, contain and mitigate.

Such an incident could result in potential liability or a loss of confidence and legal claims or proceedings; damage our reputation, competitiveness, stock price and long-term value; increase remediation, cybersecurity protection and insurance premium costs; disrupt and affect our business operations; or have material adverse effects on our business. Further, we may be required to expend significant additional resources to continue to enhance information security measures and internal processes and procedures or to investigate and remediate any information security vulnerabilities. There can be no assurance that our security measures taken to manage the risk of a security breach, cyber-attack or disruption will be effective or that attempted security breaches, cyber-attacks or disruptions would not be successful or damaging.

As new technologies, including tools that harness AI, rapidly develop and become accessible, the use of such new technologies by us will present additional known and unknown risks, including, among others, the risk that confidential information may be stolen, misappropriated or disclosed and the risk that we may rely on incorrect, unclear or biased outputs generated by such technologies, any of which could have an adverse impact on us and our business.

We operate in an intensely competitive business environment. We may not be as successful as our competitors in keeping pace with developments in technology, including incorporating generative artificial intelligence and machine learning into our business, or adapting to a rapidly changing marketplace. Our business continues to demand the use of sophisticated systems, software and technology, including AI. These systems, software and technologies must be refined, updated and replaced on a regular basis in order for us to meet our business requirements, our customers' demands and expectations, and regulatory requirements. If we are unable to do so on a timely basis or at a reasonable cost, our business and/or operating results could be adversely affected. Our competitors may be larger, more diversified, better funded, and have access to more advanced technology, including AI. These competitive advantages may enable our competition to innovate better and more quickly, to compete more effectively, causing us to lose business and profitability. Burgeoning interest in AI may increase our competition and disrupt our business model. AI may lower barriers to entry in our industry and we may be unable to effectively compete with the products or services offered by new competitors. AI-related changes to the products and services may affect our customers' expectations, requirements, or tastes in ways we cannot adequately anticipate or adapt to, causing our business to lose market share or affect our ability to operate profitably and sustainably.

We are dependent on continuous access to the Internet to use our cloud-based applications. Damage or failure to our information technology systems, including as a result of any of the reasons described above, could adversely affect our results of operations as we may incur significant costs or data loss. We continually assess new and enhanced information technology solutions to manage risk of system failure or interruption.

We face risks relating to expanding use of social media mediums. The use of social media could cause us to suffer brand damage or information leakage. Negative posts or comments about us or our properties on any social networking website could damage our, or our properties' reputations. In addition, employees or others might disclose non-public sensitive information relating to our business through external media channels. The continuing evolution of social media may present us with new challenges and risks. The considerable increase in the use of social media over recent years has greatly expanded the potential scope and scale, and increased the rapidity of the dissemination of negative publicity that could be generated by negative posts and comments.

The use of AI presents risks and challenges that may adversely impact us. We intend to continue to adopt and integrate AI tools into our operations to enhance efficiencies and streamline existing systems. However, the development and maintenance of AI tools may entail substantial risks. While these tools hold promise in optimizing processes and driving efficiencies, as with many technological innovations, they also pose inherent risks. These include, but are not limited to, the potential for inaccuracy, bias, intellectual property infringement, or misappropriation, as well as concerns regarding data privacy and cyber security.

Our OZ Fund may fail to qualify for the tax benefits available for investments in qualified opportunity zones under the detailed rules adopted by the Internal Revenue Service. Some aspects of the qualified opportunity zone rules adopted by the Internal Revenue Service remain uncertain. Legislation may be needed to clarify certain of the provisions in the qualified opportunity zone rules and to give proper effect to Congressional intent as expressed in the TCJA. No assurance can be provided that additional legislation will be enacted, and even if enacted, that such additional legislation will clearly address all items that require or would benefit from clarification. It is unclear whether additional guidance will be released, or in what manner the Treasury Department will resolve any remaining areas of uncertainty. Accordingly, there can be no guarantee that our OZ Fund will qualify under the qualified opportunity zone rules as a qualified opportunity zone fund or that the Company will be able to realize, through its investment in the fund, any of the desired tax benefits.

We face various risks and uncertainties related to public health crises, pandemics or other highly infectious or contagious diseases. Although the World Health Organization declared the public health emergency to be over, we face various risks and uncertainties related to public health crises which may disrupt financial markets and significantly impacted worldwide economic activity. A further epidemic, pandemic or other future health crisis, as well as mandatory and voluntary actions taken to mitigate the public health impact of any such health crisis may have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects.

Item 1B – Unresolved Staff Comments

None.

Item 1C – Cybersecurity

The Company's Board and its Cybersecurity Subcommittee are responsible for overseeing the Company's risk management program and cybersecurity is a critical element of this program. Management is responsible for the day-to-day administration of the Company's risk management program and its cybersecurity policies, processes, and practices. The Company's cybersecurity policies, standards, processes, and practices are based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards and are fully integrated into the Company's overall risk management system and processes. In general, the Company seeks to address material cybersecurity threats through a company-wide approach that addresses the confidentiality, integrity, and availability of the Company's information systems or the information that the Company collects and stores, by assessing, identifying and managing cybersecurity issues as they occur.

Cybersecurity Risk Management and Strategy

The Company's cybersecurity risk management strategy focuses on several areas:

- **Identification and Reporting:** The Company has implemented a comprehensive, cross-functional approach to assessing, identifying and managing material cybersecurity threats and incidents. The Company's program includes controls and procedures to properly identify, classify and escalate certain cybersecurity incidents to provide management visibility and obtain direction from management as to the public disclosure and reporting of material incidents in a timely manner.

- **Technical Safeguards:** The Company implements technical safeguards that are designed to protect the Company's information systems from cybersecurity threats. The company uses a managed antivirus platform to scan for viruses, manage patching and updates, and provide remote support and monitoring tools. Firewalls, web filtration, network intrusion prevention measures, monitoring nodes, and network access controls are evaluated annually and improved through vulnerability assessments. All company accounts have strong passwords and two factor authentication, where available. The Information Technology ("IT") Department researches emerging cybersecurity threats and keeps employees informed on the best security practices. We have also implemented Threatlocker on our corporate machines, a zero trust program that will prevent unapproved software to run.

- **Incident Response and Recovery Planning:** The Company has established and maintains comprehensive incident response, business continuity, and disaster recovery plans designed to address the Company's response to a cybersecurity incident. The Company conducts regular tabletop exercises to test these plans and ensure personnel are familiar with their roles in a response scenario.

- **Third-Party Risk Management:** The Company maintains a comprehensive, risk-based approach to identifying and overseeing material cybersecurity threats presented by third parties, including vendors, service providers, and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a material cybersecurity incident affecting those third-party systems, including any outside auditors or consultants who advise on the Company's cybersecurity systems.

- **Education and Awareness:** The Company provides regular, mandatory training for all levels of employees regarding cybersecurity threats as a means to equip the Company's employees with effective tools to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes, and practices.

The Company conducts periodic assessment and testing of the Company's policies, standards, processes, and practices in a manner intended to address cybersecurity threats and events. The Company conducts annual reviews of backup logs, access privileges, financial transactions, and application updates. Backups are tested for integrity and functionality. The company regularly conducts seminars on the rollout of new applications and features for employees, as well as administering phishing testing and security awareness training. The results of such assessments, audits, and reviews are evaluated by management and reported to the Cybersecurity Subcommittee and the Board, and the Company adjusts its cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews.

Cybersecurity Governance

The Board, in coordination with the Cybersecurity Subcommittee, oversees the Company's risk management program, including the management of cybersecurity threats. The Board and the Cybersecurity Subcommittee each receive regular presentations and reports on developments in the cybersecurity space, including risk management practices, recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends, and information security issues encountered by the Company's peers and third parties. The Board and the Cybersecurity Subcommittee also receive prompt and timely information regarding any cybersecurity risk that meets pre-established reporting thresholds, as well as ongoing updates regarding any such risk. On an annual basis, the Board and the Cybersecurity Subcommittee discuss the Company's approach to overseeing cybersecurity threats with the Company's IT Department and members of senior management.

The IT Department, in coordination with members of senior management including the Executive Vice President, Chief Financial Officer and Treasurer, the Executive Vice President and Chief Operating Officer and the Executive Vice President, General Counsel and Secretary, works collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any material cybersecurity incidents in accordance with the Company's incident response and recovery plans. To facilitate the success of the Company's cybersecurity program, cross-functional teams throughout the Company address cybersecurity threats and respond to cybersecurity incidents. Through ongoing communications with these teams, the IT Department and senior management are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and report such threats and incidents to the Cybersecurity Subcommittee when appropriate.

The members of the IT Department have served in various roles in information technology and information security for over six years. The IT Systems Administrators have experience in monitoring arising security threats, creating documented cybersecurity and technology usage policies, and bringing companies into compliance with cybersecurity regulations.

Material Effects of Cybersecurity Incidents

As of the date of this report, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected the Company, including its business strategy, results of operations, or financial condition, nor, in our view, are such threats currently reasonably likely to materially affect the Company.

Item 2 – Properties

UMH Properties, Inc. is engaged in the ownership and operation of manufactured home communities. As of December 31, 2025, the Company operated a portfolio of 145 manufactured home communities, of which 142 are majority owned and are included in our consolidated operations with the remaining three owned through our joint ventures with Nuveen Real Estate in which the Company has a 40% interest. One of these joint ventures owns two communities in Florida (Sebring Square and Rum Runner) and one joint venture owns one community in Pennsylvania (Honey Ridge). Of the 142 majority owned communities, 140 are owned 100% by the Company with the remaining two owned by the Company's Opportunity Zone Fund, in which the Company has a 77% interest. The Company's portfolio of 145 communities contain a total of approximately 27,100 developed homesites, of which 11,000 contain rental homes that are leased to residents. These 145 communities are located in twelve states consisting of New Jersey, New York, Ohio, Pennsylvania, Tennessee, Indiana, Maryland, Michigan, Alabama, South Carolina, Florida and Georgia. The rents collectible from the land in our communities ultimately depend on the value of the home and land. Therefore, fewer but more expensive homes can actually produce the same or greater rents. There is a long-term trend toward larger manufactured homes. Existing manufactured home communities designed for older manufactured homes must be modified to accommodate modern, wider and longer manufactured homes. These changes may decrease the number of homes that may be accommodated in a manufactured home community. For this reason, the number of developed sites operated by the Company is subject to change, and the number of developed sites listed is always an approximate number. The following table sets forth certain information concerning the Company's real estate investments as of December 31, 2025.

Name of Community	Number of Developed Sites	Number of Rental Homes	Occupancy Percentage at 12/31/25	Occupancy Percentage at 12/31/24	Acreage Developed	Additional Acreage	Weighted Average Monthly Rent Per Site at 12/31/25
Albany Dunes 1001 Dunes Avenue, Lot 72 Albany, GA 31705	128	13	32%	N/A	40	-0-	$316
Allentown 4912 Raleigh-Millington Road Memphis, TN 38128	434	219	96%	97%	66	122	$634
Arbor Estates 1081 North Easton Road Doylestown, PA 18902	228	47	94%	94%	30	1	$893
Auburn Estates 919 Hostetler Road Orrville, OH 44667	42	14	95%	88%	13	-0-	$478
Bayshore Estates 105 West Shoreway Drive Sandusky, OH 44870	204	36	82%	82%	56	-0-	$435
Birchwood Farms 8057 Birchwood Drive Birch Run, MI 48415	143	84	97%	97%	28	-0-	$624
Boardwalk 2105 Osolo Road Elkhart, IN 46514	195	3	99%	100%	45	-0-	$528
Broadmore Estates 148 Broadmore Estates Goshen, IN 46528	388	284	93%	94%	93	19	$624
Brookside Village 107 Skyline Drive Berwick, PA 18603	170	119	91%	84%	37	2	$622
Brookview Village 2025 Route 9N, Lot 137 Greenfield Center, NY 12833	194	51	95%	93%	50	60	$683
Camelot Village 2700 West 38th Street Anderson, IN 46013	134	15	89%	85%	47	35	$409
Camelot Woods 124 Clairmont Drive Altoona, PA 16601	152	45	70%	67%	32	-0-	$398
Candlewick Court 1800 Candlewick Drive Owosso, MI 48867	211	173	89%	83%	40	-0-	$635
Carsons 649 North Franklin Street Lot 116 Chambersburg, PA 17201	122	49	91%	94%	14	48	$506

Name of Community	Number of Developed Sites	Number of Rental Homes	Occupancy Percentage at 12/31/25	Occupancy Percentage at 12/31/24	Acreage Developed	Additional Acreage	Weighted Average Monthly Rent Per Site at 12/31/25
Catalina 6501 Germantown Road Middletown, OH 45042	460	380	92%	89%	75	26	$581
Cedar Grove 1A Whippoorwill Way Mantua, NJ 08051	185	-0-	99%	N/A	25	-0-	$652
Cedarcrest Village 1976 North East Avenue Vineland, NJ 08360	283	17	97%	99%	71	30	$809
Center Manor 400 Center Manor Drive Monaca, PA 15061	95	14	31%	25%	16	2	$500
Chambersburg I & II 5368 Philadelphia Avenue Lot 34 Chambersburg, PA 17201	95	35	88%	84%	11	-0-	$484
Chelsea 459 Chelsea Lane Sayre, PA 18840	85	50	88%	95%	12	-0-	$505
Cinnamon Woods [1] 70 Curry Avenue Conowingo, MD 21918	84	-0-	82%	91%	63	14	$690
City View 110 Fort Granville Lot C5 Lewistown, PA 17044	57	30	100%	100%	20	2	$386
Clinton Mobile Home Resort 60 North State Route 101 Tiffin, OH 44883	116	7	97%	100%	23	1	$577
Collingwood 358 Chambers Road Lot 001 Horseheads, NY 14845	102	52	84%	88%	20	-0-	$560
Colonial Heights 917 Two Ridge Road Wintersville, OH 43953	159	100	95%	89%	31	1	$442
Conowingo Court 124 Mount Zoar Road Conowingo, MD 21918	126	-0-	80%	N/A	33	21	$613
Countryside Estates 1500 East Fuson Road Muncie, IN 47302	164	100	94%	90%	44	20	$493
Countryside Estates 6605 State Route 5 Ravenna, OH 44266	140	96	96%	90%	27	-0-	$465

Name of Community	Number of Developed Sites	Number of Rental Homes	Occupancy Percentage at 12/31/25	Occupancy Percentage at 12/31/24	Acreage Developed	Additional Acreage	Weighted Average Monthly Rent Per Site at 12/31/25
Countryside Village 200 Early Road Columbia, TN 38401	349	221	96%	95%	74	-0-	$532
Cranberry Village 100 Treesdale Drive Cranberry Township, PA 16066	187	49	98%	97%	36	-0-	$780
Crestview Wolcott Hollow Road & Route 220 Athens, PA 18810	98	61	87%	93%	19	-0-	$456
Cross Keys Village 259 Brown Swiss Circle Duncansville, PA 16635	132	74	91%	92%	21	2	$635
Crossroads Village 549 Chicory Lane Mount Pleasant, PA 15666	34	7	79%	79%	9	-0-	$525
Dallas Mobile Home Community 1104 North 4th Street Toronto, OH 43964	142	69	91%	87%	21	-0-	$371
Deer Meadows 12921 Springfield Road New Springfield, OH 44443	98	55	98%	98%	22	8	$463
Deer Run 3142 Flynn Road Lot 194 Dothan, AL 36303	178	120	78%	72%	33	-0-	$208
Duck River Estates 1500 Whistling Duck Road Columbia, TN 38401	91	27	97%	89%	38	70	$563
D & R Village 430 Route 146 Lot 65A Clifton Park, NY 12065	236	6	97%	94%	44	-0-	$742
Evergreen Estates 425 Medina Street Lodi, OH 44254	55	6	98%	100%	10	3	$496
Evergreen Manor 26041 Aurora Avenue Bedford, OH 44146	66	36	91%	95%	7	-0-	$504
Evergreen Village 9249 State Route 44 Mantua, OH 44255	50	25	86%	92%	10	4	$524
Fairview Manor 2110 Mays Landing Road Millville, NJ 08332	316	15	93%	94%	66	132	$896

Name of Community	Number of Developed Sites	Number of Rental Homes	Occupancy Percentage at 12/31/25	Occupancy Percentage at 12/31/24	Acreage Developed	Additional Acreage	Weighted Average Monthly Rent Per Site at 12/31/25
Fifty-One Estates Hayden Boulevard Elizabeth, PA 15037	170	56	85%	86%	42	6	$584
Fohl Village 5729 Joleda Drive SW Canton, OH 44706	313	3	85%	81%	126	44	$440
Forest Creek 855 East Mishawaka Road Elkhart, IN 46517	167	102	96%	93%	37	-0-	$665
Forest Park Village 102 Holly Drive Cranberry Township, PA 16066	247	120	95%	90%	79	-0-	$706
Fox Chapel Village 1 Greene Drive Cheswick, PA 15024	121	61	90%	95%	23	2	$499
Frieden Manor 102 Frieden Manor Schuylkill Haven, PA 17972	193	78	97%	98%	42	99	$613
Friendly Village 27696 Oregon Road Perrysburg, OH 43551	824	361	68%	61%	101	-0-	$522
Garden View Estates [2] 100 Citrus Circle Orangeburg, SC 29115	181	80	59%	45%	31	8	$306
Green Acres 4496 Sycamore Grove Road Chambersburg, PA 17201	24	1	96%	100%	6	-0-	$512
Gregory Courts 1 Mark Lane Honey Brook, PA 19344	39	20	95%	92%	9	-0-	$797
Hayden Heights 5501 Cosgray Road Dublin, OH 43016	115	1	100%	100%	25	-0-	$562
Heather Highlands 109 Main Street Inkerman, PA 18640	369	227	88%	86%	79	-0-	$624
Hidden Creek 6400 South Dixie Highway Erie, MI 48133	350	79	77%	74%	69	19	$431
High View Acres 247 Murray Lane Export, PA 15632	154	7	84%	84%	43	-0-	$499

Name of Community	Number of Developed Sites	Number of Rental Homes	Occupancy Percentage at 12/31/25	Occupancy Percentage at 12/31/24	Acreage Developed	Additional Acreage	Weighted Average Monthly Rent Per Site at 12/31/25
Highland 1875 Osolo Road Elkhart, IN 46514	246	147	86%	89%	42	-0-	$544
Highland Estates 60 Old Route 22 Kutztown, PA 19530	318	45	98%	97%	98	65	$797
Hillcrest Crossing 100 Lorraine Drive Lower Burrell, PA 15068	198	156	95%	90%	60	16	$438
Hillcrest Estates 14200 Industrial Parkway Marysville, OH 43040	219	72	98%	100%	46	45	$600
Hillside Estates [1] 1722 Snyder Avenue Greensburg, PA 15601	106	67	80%	86%	33	16	$492
Holiday Village 201 Sam Street Nashville, TN 37207	365	136	90%	92%	65	-0-	$631
Holiday Village 1350 Co Road 3 Elkhart, IN 46514	326	273	98%	95%	53	2	$644
Holly Acres Estates 7240 Holly Dale Drive Erie, PA 16509	153	2	99%	99%	30	9	$504
Honey Ridge [3] 2222 Horseshoe Pike Honey Brook, PA 19344	113	-0-	8%	N/A	35	26	$800
Hudson Estates 100 Keenan Road Peninsula, OH 44264	159	91	97%	99%	19	-0-	$448
Huntingdon Pointe 240 Tee Drive Tarrs, PA 15688	90	24	91%	100%	45	4	$415
Independence Park 355 Route 30 Clinton, PA 15026	90	45	93%	96%	36	15	$516
Iris Winds 1230 South Pike East Lot 144 Sumter, SC 29153	140	110	97%	91%	24	94	$317
Kinnebrook 351 State Route 17B Monticello, NY 12701	245	94	98%	97%	66	32	$773

Name of Community	Number of Developed Sites	Number of Rental Homes	Occupancy Percentage at 12/31/25	Occupancy Percentage at 12/31/24	Acreage Developed	Additional Acreage	Weighted Average Monthly Rent Per Site at 12/31/25
Lake Erie Estates 3742 East Main Street, Apt 1 Fredonia, NY 14757	162	59	75%	71%	21	-0-	$479
Lake Sherman Village 7227 Beth Avenue, SW Navarre, OH 44662	260	177	92%	96%	67	30	$626
Lakeview Meadows 11900 Duff Road, Lot 58 Lakeview, OH 43331	138	55	76%	74%	34	38	$488
Laurel Woods 1943 St. Joseph Street Cresson, PA 16630	211	131	84%	82%	43	-0-	$549
Little Chippewa 11563 Back Massillon Road Orrville, OH 44667	61	26	92%	93%	13	-0-	$455
Mandell Trails 108 Bay Street Butler, PA 16002	143	21	80%	77%	54	15	$353
Maple Manor 18 Williams Street Taylor, PA 18517	317	153	85%	84%	71	-0-	$534
Maplewood Village 200 Tony Circle Mantua, NJ 08051	80	-0-	99%	N/A	13	-0-	$629
Marysville Estates 548 North Main Street Marysville, OH 43040	288	157	87%	80%	58	-0-	$533
Maybelle Manor 17 Grace Ann Conowingo, MD 21918	49	-0-	98%	N/A	28	-0-	$670
Meadowood 9555 Struthers Road New Middletown, OH 44442	122	77	98%	98%	20	-0-	$522
Meadows 11 Meadows Nappanee, IN 46550	334	247	82%	83%	61	-0-	$558
Meadows of Perrysburg [1] 27484 Oregon Road Perrysburg, OH 43551	231	10	85%	90%	47	37	$559
Melrose Village 4400 Melrose Drive, Lot 301 Wooster, OH 44691	293	82	95%	92%	71	-0-	$507

Name of Community	Number of Developed Sites	Number of Rental Homes	Occupancy Percentage at 12/31/25	Occupancy Percentage at 12/31/24	Acreage Developed	Additional Acreage	Weighted Average Monthly Rent Per Site at 12/31/25
Melrose West 4455 Cleveland Road Wooster, OH 44691	29	-0-	100%	100%	27	3	$564
Memphis Blues [4] 1401 Memphis Blues Avenue Memphis, TN 38127	134	133	97%	93%	55	62	$540
Mighty Oak [2] 1203 Moultrie Road Albany, GA 31705	117	46	36%	23%	26	-0-	$461
Monroe Valley 15 Old State Road Jonestown, PA 17038	44	9	98%	98%	11	-0-	$653
Moosic Heights 118 1st Street Avoca, PA 18641	147	73	96%	97%	35	-0-	$554
Mount Pleasant Village 1 Village Drive Mount Pleasant, PA 15666	114	49	92%	96%	19	-0-	$462
Mountaintop Mountain Top Lane Narvon, PA 17555	39	8	92%	95%	11	2	$809
Mountain View [5] Van Dyke Street Coxsackie, NY 12501	-0-	-0-	N/A	N/A	-0-	220	N/A
New Colony 3101 Homestead Duquesne Road West Mifflin, PA 15122	113	59	83%	84%	16	-0-	$574
Northtowne Meadows 6255 Telegraph Road Erie, MI 48133	386	86	91%	89%	85	-0-	$520
Oak Ridge Estates 1201 Country Road 15 Elkhart, IN 46514	205	118	99%	97%	40	-0-	$652
Oak Tree 565 Diamond Road Jackson, NJ 08527	260	2	95%	97%	39	2	$590
Oakwood Lake Village 308 Gruver Lake Tunkhannock, PA 18657	78	34	83%	79%	40	-0-	$630
Olmsted Falls 26875 Bagley Road Olmsted Falls, OH 44138	124	41	97%	99%	15	-0-	$582

Name of Community	Number of Developed Sites	Number of Rental Homes	Occupancy Percentage at 12/31/25	Occupancy Percentage at 12/31/24	Acreage Developed	Additional Acreage	Weighted Average Monthly Rent Per Site at 12/31/25
Oxford Village 2 Dolinger Drive West Grove, PA 19390	224	2	99%	98%	59	2	$916
Parke Place 2331 Osolo Road Elkhart, IN 46514	402	173	95%	94%	109	-0-	$529
Perrysburg Estates 23720 Lime City Road Perrysburg, OH 43551	133	75	92%	92%	26	7	$462
Pikewood Manor 1780 Lorain Boulevard Elyria, OH 44035	492	251	95%	94%	86	31	$566
Pine Ridge Village/Pine Manor 100 Oriole Drive Carlisle, PA 17013	194	117	90%	91%	50	30	$728/$753
Pine Valley Estates 1283 Sugar Hollow Road Apollo, PA 15613	214	163	84%	86%	38	-0-	$488
Pleasant View Estates 6020 Fort Jenkins Lane Bloomsburg, PA 17815	110	69	87%	86%	21	9	$546
Port Royal Village 485 Patterson Lane Belle Vernon, PA 15012	475	260	67%	66%	101	-0-	$616
Redbud Estates 1800 West 38th Street Anderson, IN 46013	569	62	98%	99%	134	21	$353
River Bluff Estates 4700 Raleigh-Millington Road Memphis, TN 38128	52	-0-	10%	0%	23	60	$599
River Valley Estates 2066 Victory Road Marion, OH 43302	231	125	90%	92%	60	-0-	$532
Rolling Hills Estates 14 Tip Top Circle Carlisle, PA 17015	91	47	93%	95%	31	1	$528
Rostraver Estates 1198 Rostraver Road Belle Vernon, PA 15012	66	52	89%	88%	17	66	$622
Rum Runner [3] 2545 Brunns Road Sebring, FL 33870	144	33	27%	13%	20	-0-	$700

Name of Community	Number of Developed Sites	Number of Rental Homes	Occupancy Percentage at 12/31/25	Occupancy Percentage at 12/31/24	Acreage Developed	Additional Acreage	Weighted Average Monthly Rent Per Site at 12/31/25
Saddle Creek 2390 Denton Road Dothan, AL 36303	114	25	19%	12%	29	7	$470
Sandy Valley Estates 11461 State Route 800 N.E. Magnolia, OH 44643	361	193	87%	83%	102	10	$535
Sebring Square [3] 30955 Sunlight Circle Sebring, FL 33870	219	106	58%	43%	39	-0-	$700
Shady Hills 1508 Dickerson Pike #L3 Nashville, TN 37207	212	86	96%	92%	25	-0-	$627
Somerset Estates/Whispering Pines 1873 Husband Road Somerset, PA 15501	249	85	88%	86%	89	9	$533/$643
Southern Terrace 1229 State Route 164 Columbiana, OH 44408	118	4	99%	99%	26	4	$489
Southwind Village 435 E. Veterans Highway Jackson, NJ 08527	250	2	96%	98%	36	-0-	$727
Spreading Oaks Village 7140-29 Selby Road Athens, OH 45701	149	68	93%	95%	37	24	$480
Springfield Meadows [1] 4100 Troy Road, Lot 1 Springfield, OH 45502	176	37	68%	97%	62	58	$505
Suburban Estates 33 Maruca Drive Greensburg, PA 15601	200	104	97%	96%	36	-0-	$487
Summit Estates 3305 Summit Road Ravenna, OH 44266	141	74	95%	96%	25	1	$429
Summit Village 246 North 500 East Marion, IN 46952	125	80	90%	93%	25	33	$341
Sunny Acres 272 Nicole Lane Somerset, PA 15501	207	58	97%	93%	55	3	$501
Sunnyside 2901 West Ridge Pike Eagleville, PA 19403	63	10	87%	89%	8	1	$930

Name of Community	Number of Developed Sites	Number of Rental Homes	Occupancy Percentage at 12/31/25	Occupancy Percentage at 12/31/24	Acreage Developed	Additional Acreage	Weighted Average Monthly Rent Per Site at 12/31/25
Trailmont 122 Hillcrest Road Goodlettsville, TN 37072	130	47	92%	96%	32	-0-	$638
Twin Oaks I & II 27216 Cook Road Olmsted Falls, OH 44138	141	35	97%	96%	21	-0-	$699
Twin Pines 2011 West Wilden Avenue Goshen, IN 46528	222	136	91%	85%	48	2	$614
Valley High 32 Valley High Lane Ruffs Dale, PA 15679	75	47	85%	84%	13	16	$480
Valley Hills 4364 Sandy Lake Road Ravenna, OH 44266	267	134	93%	97%	66	67	$487
Valley Stream 60 Valley Stream Mountaintop, PA 18707	143	10	79%	79%	37	6	$444
Valley View I 1 Sunflower Drive Ephrata, PA 17522	103	13	99%	98%	19	-0-	$720
Valley View II 1 Sunflower Drive Ephrata, PA 17522	43	-0-	100%	100%	7	-0-	$749
Valley View – Honey Brook 1 Mark Lane Honey Brook, PA 19344	144	58	99%	97%	28	13	$786
Voyager Estates 1002 Satellite Drive West Newton, PA 15089	258	113	74%	74%	72	20	$488
Waterfalls Village 3450 Howard Road Lot 21 Hamburg, NY 14075	194	89	82%	85%	35	-0-	$749
Wayside 1000 Garfield Avenue Bellefontaine, OH 43331	82	37	93%	98%	15	14	$452
Weatherly Estates 271 Weatherly Drive Lebanon, TN 37087	271	92	99%	97%	41	-0-	$577
Wellington Estates 247 Murray Lane Export, PA 15632	202	121	97%	94%	46	1	$417

Name of Community	Number of Developed Sites	Number of Rental Homes	Occupancy Percentage at 12/31/25	Occupancy Percentage at 12/31/24	Acreage Developed	Additional Acreage	Weighted Average Monthly Rent Per Site at 12/31/25
Woodland Manor 338 County Route 11, Lot 165 West Monroe, NY 13167	148	96	80%	86%	77	121	$491
Woodlawn Village 265 Route 35 Eatontown, NJ 07724	156	4	92%	94%	14	-0-	$804
Woods Edge 1670 East 650 North West Lafayette, IN 47906	614	309	67%	62%	151	50	$537
Wood Valley 2 West Street Caledonia, OH 43314	159	104	82%	83%	31	56	$485
Worthington Arms 5277 Columbus Pike Lewis Center, OH 43035	223	90	95%	94%	36	-0-	$767
Youngstown Estates 999 Balmer Road Youngstown, NY 14174	88	32	63%	64%	14	59	$487
Total	**27,086**	**11,043**	**87.2%**	**86.5%**	**6,028**	**2,336**	**$573**

(1) Community developed sites include expansion sites not yet occupied.
(2) Community is owned by the OZ Fund, in which the Company has a 77% interest.
(3) Community formed under the Company's joint ventures with Nuveen Real Estate, in which the Company holds a 40% interest and serves as managing member.
(4) Community was closed due to unusual flooding throughout the region in May 2011. We are currently working on the redevelopment of this community. The total redevelopment will be 237 sites. Phases I and II, consisting of 90 sites, are fully complete and occupied. Phase III, consisting of 44 sites, was completed in 2023 and in the process of being occupied. Phase IV, consisting of 105 sites, was completed in 2025. Phase V is in the approval process and will allow up to an additional 205 sites.
(5) We are currently seeking site plan approvals for approximately 360 sites for this property.

The Company also has 2,336 undeveloped acres that may be developed into approximately 9,300 sites. We have approximately 3,300 sites in various stages of the approval process that may be developed over the next several years. Due to the uncertainties involved in the approval and construction process, it is difficult to predict the number of sites which will be completed in a given year.

Significant Properties

The Company owned and operated manufactured home properties with an approximate cost of $1.9 billion as of December 31, 2025. These properties consist of 142 separate manufactured home communities (including two communities acquired through the OZ Fund) and related improvements. The Company also operates Sebring Square and Rum Runner, two communities in Florida acquired in December 2021 and 2022, respectively, and Honey Brook, a community in Pennsylvania which opened in 2025. These three communities are owned by joint ventures with Nuveen Real Estate, in which the Company has a 40% interest. No single community constitutes more than 10% of the total assets of the Company. Our larger properties consist of: Friendly Village (Ohio) with 824 developed sites, Woods Edge (Indiana) with 614 developed sites, Redbud Estates (Indiana) with 569 developed sites, Pikewood Manor (Ohio) with 492 developed sites, and Port Royal Village (Pennsylvania) with 475 developed sites.

Mortgages on Properties

The Company has mortgages on many of its properties. The maturity dates of these mortgages range from 2026 to 2035, with a weighted average term of 6.1 years. Interest on these mortgages is payable at fixed rates ranging from 2.62% to 6.74%. As of December 31, 2025 and 2024, the weighted average interest rate on our mortgages, not including the effect of unamortized debt issuance costs, was approximately 4.7% and 4.2%, respectively. The aggregate balances of these mortgages, net of unamortized debt issuance costs, totaled $556.1 million and $485.5 million as of December 31, 2025 and 2024, respectively. (For additional information, see Part IV, Item 15(a) (1) (vi), Note 7 of the Notes to Consolidated Financial Statements – Loans and Mortgages Payable).

Joint Ventures with Nuveen

In December 2021, the Company and Nuveen Real Estate, established a joint venture for the purpose of acquiring manufactured housing and/or recreational vehicle communities that are under development and/or newly developed and meet certain other investment guidelines. The terms of the initial joint venture entity were set forth in a Limited Liability Company Agreement dated as of December 8, 2021 (the "2021 LLC Agreement") entered into between a wholly owned subsidiary of the Company and an affiliate of Nuveen. The 2021 LLC Agreement provided for the parties to initially fund up to $70 million of equity capital for acquisitions during a 24-month commitment period, with Nuveen having the option, subject to certain conditions, to elect to increase the parties' total commitments by up to an additional $100 million and to extend the commitment period for up to an additional four years. The 2021 LLC Agreement called for committed capital to be funded 60% by Nuveen and 40% by the Company on a parity basis. The Company serves as managing member of the joint venture entity and is responsible for day-to-day operations of the joint venture entity and management of its properties, subject to obtaining approval of Nuveen Real Estate for major decisions (including investments, dispositions, financings, major capital expenditures and annual budgets). The Company receives property management, asset management and other fees from the joint venture entity. In addition, once each member has recouped its invested capital and received a 7.5% net unlevered internal rate of return, 80% of distributable cash will be allocated pro rata in accordance with the members' respective percentage interests and the Company and Nuveen will receive a promote percentage equal to 70% (in the case of the Company) and 30% (in the case of Nuveen) of the remaining 20% of distributable cash. After seven years the Company may elect to consummate the crystallization of the promote.

Under the terms of the 2021 LLC Agreement, after December 8, 2024 or, if later, the second anniversary of the acquisition and placing in service of a manufactured housing or recreational vehicle community, Nuveen will have a right to initiate the sale of one or more of the communities owned by the joint venture entity. If Nuveen elects to initiate such a sale process, the Company may exercise a right of first refusal to acquire Nuveen's interest in the community or communities to be sold for a purchase price corresponding to the greater of the appraised value of such communities or the amount required to provide a 7.5% net unlevered internal rate of return on Nuveen's investment. In addition, the Company will have the right to buy out Nuveen's interest in the joint venture entity at any time after December 8, 2031 at a purchase price corresponding to the greater of the appraised value of the portfolio or the amount required to provide a 7.5% net unlevered internal rate of return on Nuveen's investment.

The 2021 LLC Agreement between the Company and Nuveen provided that until the capital contributions to the joint venture are fully funded or the joint venture is terminated, the joint venture will be the exclusive vehicle for the Company to acquire any manufactured housing communities and/or recreational vehicle communities that meet the joint venture's investment guidelines. These guidelines called for the joint venture to acquire manufactured housing and recreational vehicle communities that have been developed within the previous two years and are less than 20% occupied, are located in certain geographic markets, are projected to meet certain cash flow and internal rate of return targets, and satisfy certain other criteria. The Company agreed to offer Nuveen the opportunity to have the joint venture acquire any manufactured housing community or recreational vehicle community that meets these investment guidelines. Under the terms of the 2021 LLC Agreement, if Nuveen determines not to pursue or approve any such acquisition, the Company would be permitted to acquire the property outside the joint venture. Since the execution of the 2021 LLC Agreement, Nuveen has provided the Company with written waivers of the exclusivity provision of the 2021 LLC Agreement with regard to two property acquisitions that may have fit the investment guidelines of the joint venture, which permitted the Company to acquire them outside of the Nuveen joint venture. Except for investment opportunities that are offered to and declined by Nuveen, the Company is prohibited from developing, owning, operating or managing manufactured housing communities or recreational vehicle communities within a 10-mile radius of any community owned by the joint venture. However, this restriction does not apply with respect to investments by the Company in existing communities operated by the Company.

The 2021 LLC Agreement provides that Nuveen will have the right to remove and replace the Company as managing member of the joint venture and manager of the joint venture's properties if the Company breaches certain obligations or certain events occur. Upon such removal, Nuveen may elect to buy out the Company's interest in the joint venture at 98% of the value of the Company's interest in the joint venture. If Nuveen does not exercise such buy-out right, the Company may, at specified times, elect to initiate a sale of the communities owned by the joint venture, subject to a right of first refusal on the part of Nuveen. The 2021 LLC Agreement contains restrictions on a party's right to transfer its interest in the joint venture without the approval of the other party.

The 2021 LLC Agreement requires the Company to offer Nuveen the opportunity to have the joint venture acquire a manufactured housing community or recreational vehicle community that meets the investment guidelines. If Nuveen decides not to acquire the community through the joint venture, however, the Company is free to purchase the community on its own outside of the joint venture.

In December 2021, the joint venture entity formed under the 2021 LLC Agreement closed on the acquisition of Sebring Square, a newly developed all-age, manufactured home community located in Sebring, Florida, for a total purchase price of $22.2 million. This community contains 219 developed homesites situated on approximately 39 acres. In December 2022, this joint venture entity closed on the acquisition of Rum Runner, another newly developed all-age, manufactured home community also located in Sebring, Florida for a total purchase price of $15.1 million. This community contains 144 developed homesites situated on approximately 20 acres. The Company manages these communities on behalf of the joint venture entity.

During the time since the joint venture with Nuveen was first established in 2021, the Company and Nuveen have continued to seek opportunities to acquire additional manufactured housing and/or recreational vehicle communities that are under development and/or newly developed and meet certain other investment guidelines. During 2022, the Company and Nuveen informally agreed that any future acquisitions would be made by one or more new joint venture entities to be formed for that purpose and that the original joint venture entity formed in December 2021 will not consummate additional acquisitions but will maintain its existing property portfolio, consisting of the Sebring Square and Rum Runner communities. The Company and Nuveen also informally agreed that, unless otherwise determined in connection with any specific future investment, capital for any such new joint venture entity would continue to be funded 60% by Nuveen and 40% by the Company on a parity basis and that other terms would be similar to those of the 2021 LLC Agreement, except that the amounts of the parties' respective capital commitments will be determined on a property-by-property basis.

In November 2023, the Company expanded its relationship with Nuveen Real Estate and formed a second joint venture entity with Nuveen. The new joint venture entity was established to, directly or through one or more subsidiaries, identify, source, originate, acquire, hold, operate, sell, lease, mortgage, maintain, own, manage, finance, refinance, reposition, improve, renovate, develop, redevelop, pledge, hedge, exchange, and otherwise deal in and with the rental of manufactured housing and/or recreational vehicle communities that meet other investment guidelines. The terms of the new joint venture entity are set forth in a Limited Liability Company Agreement dated as of November 29, 2023 (the "2023 LLC Agreement") entered into between a wholly owned subsidiary of the Company and an affiliate of Nuveen. The Company serves as managing member of this new joint venture entity and is responsible for day-to-day operations of the joint venture entity and management of its properties, subject to obtaining approval of Nuveen Real Estate for major decisions (including investments, dispositions, financings, major capital expenditures and annual budgets). The Company receives property management oversight, development and other fees from the joint venture entity. Sixty-one acres of land located in Honey Brook, Pennsylvania, previously owned by the Company, with a carrying value cost basis of $3.8 million, was contributed to the new joint venture entity. The Company was reimbursed by Nuveen for 60% of the carrying value of this land. This new joint venture entity is focused on the development and operation of a new manufactured housing community on this property. The community contains 113 manufactured home sites situated on approximately 61 acres. This community, named Honey Ridge, opened for occupancy in June 2025 with 22 homes on-site of which ten have been sold.

References in this report to the Company's joint venture relationships with Nuveen are intended to refer to its ongoing relationships with Nuveen under the 2021 LLC Agreement and the 2023 LLC Agreement..

The Company accounts for its joint ventures with Nuveen Real Estate under the equity method of accounting in accordance with ASC 323, "Investments – Equity Method and Joint Ventures".

Opportunity Zone Fund

The OZ Fund was created in July 2022 to acquire, develop and redevelop manufactured housing communities requiring substantial capital investment and located in areas designated as qualified opportunity zones by the Treasury

Department pursuant to a program authorized under the 2017 Tax Cuts and Jobs Act to encourage long-term investment in economically distressed areas. The OZ Fund was designed to allow the Company and other investors in the OZ Fund to defer the tax on recently realized capital gains reinvested in the OZ Fund until December 31, 2026 and to potentially obtain certain other tax benefits. At the time of the OZ Fund's formation, the Company invested $8.0 million in the OZ Fund. UMH manages the OZ Fund and will receive certain management fees as well as a 15% carried interest in distributions by the OZ Fund to the other investors (subject to first returning investor capital with a 5% preferred return). UMH will have a right of first offer to purchase the communities from the OZ Fund at the time of sale at their then-current appraised value. The OZ Fund owns two communities: Garden View Estates, located in Orangeburg, South Carolina, and Mighty Oak, located in Albany, Georgia. For additional information about the Company's opportunity zone fund, see Note 6, "Opportunity Zone Fund," of the Notes to Consolidated Financial Statements.

Item 3 – Legal Proceedings

The Company is subject to claims and litigation in the ordinary course of business. For additional information about legal proceedings, see Part IV, Item 15(a)(1)(vi), Note 14, "Commitments, Contingencies and Legal Matters" of the Notes to Consolidated Financial Statements.

Item 4 – Mine Safety Disclosures

Not Applicable.

PART II

Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's Series D Preferred Stock and its Common Stock are traded on the NYSE, under the symbols "UMHPRD" and "UMH", respectively. Effective February 9, 2022, the Company's Common Stock also began trading on the TASE.

Shareholder Information

As of February 17, 2026, there were 1,174 registered shareholders of the Company's Common Stock based on the number of record owners. Because many shares of the Company's Common Stock are held by brokers and other institutions on behalf of their clients, we believe there are considerably more beneficial holders of our Common Stock than record holders.

Dividends

During the year ended December 31, 2025, effective with the second quarter dividend payment, the Company increased its quarterly cash dividends to holders of its Common Stock from $0.215 to $0.225 per share. Total dividends paid for 2025 were $0.89 per share.

In order to maintain our qualification as a REIT, we are required, among other things, to annually distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and any net capital gain. In addition, we intend to distribute all or substantially all of our net income so that we will generally not be subject to U.S. federal income tax on our earnings.

In general, our Board makes decisions regarding payment of dividends on a quarterly basis. The Board considers many factors when making these decisions, including our present and future liquidity needs, our current and projected financial condition and results of operations. See Item 1A. Risk Factors in this Form 10-K for a description of factors that may affect our ability to pay dividends.

Recent Sales of Unregistered Equity Securities

None.

Issuer Purchases of Equity Securities

On September 22, 2025, the Board increased our Common Stock Repurchase Program (the "Repurchase Program") so as to authorize us to repurchase up to $100 million in the aggregate of the Company's Common Stock. Purchases under the Repurchase Program are permitted to be made using a variety of methods, which may include open market purchases, privately negotiated transactions or block trades, or by any combination of such methods, in accordance with applicable insider trading and other securities laws and regulations. The size, scope and timing of any purchases would be based on business, market and other conditions and factors, including price, regulatory and contractual requirements or consents, and capital availability. The Repurchase Program does not require the Company to acquire any particular amount of Common Stock and may be suspended, modified or discontinued at any time at the Company's discretion without prior notice. During 2025, the Company repurchased 320,000 shares of our Common Stock at an aggregate cost of $4.8 million, or a weighted average price of $15.06 per share. The last repurchase was made on December 3, 2025.

Comparative Stock Performance

The following line graph compares the total return of the Company's Common Stock for the last five years to the MSCI REIT index ("RMS"), the FTSE Nareit All REITs Index published by the National Association of Real Estate Investment Trusts ("Nareit") and to the S&P 500 Index for the same period. The graph assumes a $100 investment in our Common Stock and in each of the indexes listed below on December 31, 2020 and the reinvestment of all dividends. The total return reflects stock price appreciation and dividend reinvestment for all three comparative indices. The information herein has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed. Our stock performance shown in the graph below is not necessarily indicative of future stock performance. In the prior year, the Company compared the Company's Common Stock for the last five years to the FTSE Nareit All REITs Index published by the National Association of Real Estate Investment Trusts ("Nareit") and to the S&P 500 Index for the same period. In the current year, the Company changed this comparison to the RMS since it is more readily available.



Item 6 – [Reserved]

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

2025 Accomplishments

During 2025, UMH made substantial progress on multiple fronts – generating solid operating results, achieving strong growth and improving our financial position. We have:

- Increased Rental and Related Income by 10%;
- Increased Community Net Operating Income ("NOI") by 9%;
- Increased Normalized Funds from Operations ("Normalized FFO") by 15%;
- Increased Normalized FFO per diluted share by 2% from $0.93 per diluted share in 2024 to $0.95 per diluted share in 2025;
- Increased Same Property NOI by 9%;
- Increased Same Property Occupancy by 80 basis points from 87.5% to 88.3%;
- Improved our Same Property expense ratio from 39.7% at yearend 2024 to 39.3% at yearend 2025;
- Acquired five communities containing 587 homesites for a total cost of approximately $41.8 million;
- Increased Sales of Manufactured Homes by 4%;
- In May 2025, completed the addition of ten communities to our Fannie Mae credit facility through Wells Fargo Bank, N.A., for total proceeds of approximately $101.4 million. The interest only loan for these ten communities is at a fixed rate of 5.855% with a 10-year term;
- In November 2025, completed the addition of another seven communities to our Fannie Mae credit facility through Wells Fargo Bank, N.A., for total proceeds of approximately $91.8 million. The interest only loan for these seven communities is at a fixed rate of 5.46% with a 9-year term;
- Issued approximately $80.2 million aggregate principal amount of 5.85% Series B Bonds due 2030 in an offering to investors in Israel;
- Amended our $35 million revolving line of credit with OceanFirst Bank to extend the maturity date to June 1, 2027;
- Raised our quarterly common stock dividend by $0.01 representing a 4.7% increase to $0.225 per share or $0.90 annualized, representing our fifth consecutive common stock dividend increase within the last five years, resulting in a total increase of $0.18 or 25% over this period;
- Issued and sold approximately 2.6 million shares of Common Stock through our At-the-Market Sale Program at a weighted average price of $17.59 per share, generating gross proceeds of $45.1 million and net proceeds of $44.1 million, after offering expenses;
- Issued and sold approximately 93,000 shares of Series D Preferred Stock through our At-the-Market Sale Programs at a weighted average price of $22.93 per share, generating gross proceeds of $2.1 million and net proceeds of $2.0 million, after offering expenses; and
- Subsequent to year end, issued and sold approximately 66,000 shares of Series D Preferred Stock through our At-the-Market Sale Program at a weighted average price of $22.51 per share, generating gross proceeds and net proceeds, after offering expenses, of $1.5 million.

Refer to the discussion below in this Item 7, Management's Discussion and Analysis of Financial Condition, Results of Operations, and Non-U.S. GAAP Measures, contained in this Form 10-K for information regarding the presentation of community NOI, and for the presentation and reconciliation of funds from operations and normalized funds from operations to net income (loss) attributable to common shareholders.

Overview

The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the historical Consolidated Financial Statements and Notes thereto included elsewhere in this Form 10-K.

The Company is incorporated in Maryland and operates as a self-administered, self-managed REIT with its headquarters in Freehold, New Jersey. The Company's primary business is the ownership and operation of manufactured home communities, which includes leasing manufactured home spaces on an annual or month-to-month basis to residents. The Company also leases manufactured homes to residents and, through its wholly-owned taxable REIT subsidiary, S&F, sells and finances the sale of manufactured homes to residents and prospective residents of our communities and for placement on customers' privately-owned land. During 2022, the Company also formed an opportunity zone fund to acquire, develop and redevelop manufactured housing communities requiring substantial capital investment and located in areas designated as Qualified Opportunity Zones by the Treasury Department pursuant to a program authorized under the 2017 Tax Cuts and Jobs Act to encourage long-term investment in economically distressed areas. The Company holds a 77% interest in its OZ Fund.

As of December 31, 2025, the Company operated a portfolio of 145 manufactured home communities, of which 142 are majority owned and are included in our consolidated operations with the remaining three owned through our joint ventures with Nuveen Real Estate in which the Company has a 40% interest. One of these joint ventures owns two communities in Florida (Sebring Square and Rum Runner) and one joint venture owns one community in Pennsylvania (Honey Ridge). Of the 142 majority owned communities, 140 are owned 100% by the Company with the remaining two owned by the Company's Opportunity Zone Fund, in which the Company has a 77% interest. The Company's portfolio of 145 communities contain a total of approximately 27,100 developed homesites, of which 11,000 contain rental homes that are leased to residents. These 145 communities are located in twelve states consisting of New Jersey, New York, Ohio, Pennsylvania, Tennessee, Indiana, Maryland, Michigan, Alabama, South Carolina, Florida and Georgia. In addition, the Company has over 1,000 self-storage units that are available for leasing by residents. UMH has continued to execute our growth strategy of purchasing well-located communities in our target markets, including the energy-rich Marcellus and Utica Shale regions.

The Company earns income from the operation of its manufactured home communities which includes leasing of manufactured homesites, the rental of manufactured homes, the sale and finance of manufactured homes, the brokering of third party home sales, self-storage leases, oil and gas leases, cable service agreements and from appreciation in the values of the manufactured home communities and vacant land owned by the Company. In addition, the Company receives property management and other fees from its joint venture arrangements with Nuveen and from its opportunity zone fund. Management views the Company as a single segment based on its method of internal reporting in addition to its allocation of capital and resources.

Occupancy in our properties, as well as our ability to increase rental rates, directly affects revenues. In 2025, total income increased 9% from the prior year due to our rental program, rent increases and the growth of our sales business. Community NOI (as defined below under Non-U.S. GAAP Measures) increased 9% from the prior year. Overall occupancy increased 80 basis points from 87.3% as of December 31, 2024 to 88.1% as of December 31, 2025. Same property occupancy, which includes communities owned and operated as of January 1, 2024, increased 80 basis points from 87.5% as of December 31, 2024 to 88.3% as of December 31, 2025. (Unless expressly indicated, information in this report with respect to the Company's properties, including financial and operating results for the year ended December 31, 2025, does not include the properties owned by the Company's joint ventures with Nuveen.)

Demand for quality affordable housing remains healthy while inventory is scarce. Our property type offers substantial comparative value that should result in continued high demand.

The macro-economic environment and current housing fundamentals continue to favor home rentals. Although 30-year fixed rate mortgage rates have shown signs of stabilizing, they are still approximately 6%. Housing inventory has improved but affordability remains a challenge for many prospective buyers, especially lower and middle-income households.   We believe rental homes in a manufactured home community allow the resident to obtain the efficiencies of factory-built housing and the amenities of community living for less than the cost of other forms of affordable housing. We continue to see strong demand for rental homes. During 2025, our portfolio of rental homes increased by 571 homes, net of rental home sales. Occupied rental homes represent approximately 43.6% of total occupied sites. Occupancy in rental homes continues to be strong and registered at 93.8% as of December 31, 2025. Our manufactured home communities compare favorably with other types of rental housing, including apartments, and we will continue to allocate capital to rental home purchases, as demand dictates.

The Company holds a portfolio of marketable equity securities of other REITs with a fair value of $23.8 million as of December 31, 2025, representing 1.1% of our undepreciated assets (total assets excluding accumulated depreciation). The REIT securities portfolio provides the Company with additional diversification, liquidity and income.   As of December 31, 2025, 97% of the Company's portfolio consisted of REIT common stocks and 3% consisted of REIT preferred stocks. Other than purchasing marketable equity securities through automatic dividend reinvestments, the Company has not made any purchases of REIT securities during 2023, 2024 and 2025 and the Company does not intend to increase its investment in the REIT securities portfolio.

The Company's weighted average yield on the securities portfolio was approximately 5.2% at December 31, 2025. At December 31, 2025, the Company had net unrealized losses of $40.8 million in its REIT securities portfolio. During 2025, the Company sold positions in securities, generating a net realized loss of $221,000.

The Company continues to strengthen its balance sheet. During the year ended December 31, 2025, through an at-the-market sale program for our Common Stock that was established in September 2024 (the "September 2024 Common ATM Program"), the Company issued and sold a total of 2.6 million shares of our Common Stock, generating gross proceeds of $45.1 million and net proceeds of $44.1 million, after offering expenses. Additionally, during 2025 the Company raised approximately $9.3 million in new capital through the Dividend Reinvestment and Stock Purchase Plan ("DRIP").

During the year ended December 31, 2025, through an at-the-market sale program for our Preferred Stock that was established in January 2023 (the "2023 Preferred ATM Program"), and an at-the-market sale program for our Preferred Stock that was established in March 2025 (the "2025 Preferred ATM Program"), the Company issued and sold a total of approximately 93,000 shares of our Series D Preferred Stock, generating gross proceeds of $2.1 million and net proceeds of $2.0 million, after offering expenses.

On July 22, 2025, the Company issued approximately $80.2 million aggregate principal amount of its 5.85% Series B Bonds Due 2030 (the "Series B Bonds") in an offering to investors in Israel. The net proceeds, after deducting offering discounts, fees and other transaction costs, were approximately $75.1 million.

The Company believes that its capital structure, which allows for the ownership of assets using a balanced combination of equity obtained through the issuance of Common Stock, Preferred Stock and debt, will enhance shareholder returns as the properties appreciate over time.

On December 31, 2025, the Company had approximately $72 million in cash and cash equivalents and $260 million available on our credit facility, with a potential total availability of up to $500 million pursuant to an accordion feature. We also had $129 million available on our revolving lines of credit for the financing of home sales and the purchase of inventory and $55 million available on our lines of credit secured by rental homes and rental home leases.

The Company intends to continue to increase its real estate investments. Our business plan includes acquiring communities that over time are expected to yield in excess of our cost of funds and then investing in physical improvements, including adding rental homes onto otherwise vacant sites. As part of this plan, we intend to continue to seek opportunities, through opportunity zone funds, to acquire communities that require substantial capital investment and are located in qualified opportunity zones. In addition, on behalf of our joint venture arrangements with Nuveen Real Estate, we will continue to seek opportunities to acquire manufactured home communities that are under development and/or newly developed and meet certain other investment guidelines. There is no guarantee that any of these additional opportunities will continue to materialize or that the Company will be able to take advantage of such opportunities. The growth of our real estate portfolio and success of the joint ventures depends on the availability of suitable properties which meet the Company's investment criteria and appropriate financing. Competition in the market areas in which the Company operates is significant. To the extent that funds or appropriate communities are not available, fewer acquisitions will be made.

See PART I, Item 1- Business and Item 1A – Risk Factors for a more complete discussion of the economic and industry-wide factors relevant to the Company, the Company's lines of business and principal products and services, and the opportunities, challenges and risks on which the Company is focused.

Acquisitions in 2025

Community	Date of Acquisition	State	Number of Sites	Purchase Price (in thousands)	Number of Acres	Occupancy at Acquisition
Cedar Grove	March 24, 2025	NJ	186	$17,000	25	100%
Maplewood Village	March 24, 2025	NJ	80	7,600	13	100%
Conowingo Court	July 2, 2025	MD	142	9,855	54	70%
Maybelle Manor	July 2, 2025	MD	49	4,770	28	100%
Albany Dunes	October 7, 2025	GA	130	2,600	40	32%
Total 2025			**587**	**$41,825**	**160**	**78%**

Results of Operations

2025 vs. 2024

Rental and related income increased from $207.0 million for the year ended December 31, 2024 to $226.7 million for the year ended December 31, 2025, or 10%. This increase was due to acquisitions, increases in rental rates and same property occupancy and additional rental homes. Since 2024, the Company has been raising rental rates by approximately 5% to 6% annually at most communities. The Company has been acquiring communities with vacant sites that can potentially be occupied and earn income in the future. Overall occupancy was 88.1% and 87.3% at December 31, 2025 and 2024, respectively. Same property occupancy has increased 80 basis points from 87.5% at December 31, 2024 to 88.3% at December 31, 2025. Demand for rental homes continues to be strong. As of December 31, 2025, we had approximately 10,900 rental homes, not including rental homes in the joint venture communities, with an occupancy rate of 93.8%. We continue to evaluate the demand for rental homes and will invest in additional homes as demand dictates.

Community operating expenses increased from $87.4 million for the year ended December 31, 2024 to $96.0 million for the year ended December 31, 2025, or 10%. This increase was due to acquisitions and an increase in payroll costs, real estate taxes, snow removal and water and sewer costs. This increase also includes one-time legal and professional fees of $724,000 for 2025.

Community NOI increased from $119.7 million for the year ended December 31, 2024 to $130.7 million for the year ended December 31, 2025, or 9%. This increase was primarily due to acquisitions, the increases in rental rates, occupancy and rental homes. The operating expense ratio (defined as community operating expenses divided by rental and related income), without the one-time legal and professional fees, improved 20 basis points from 42.2% in 2024 to 42.0% for 2025. Many recently acquired communities have deferred maintenance requiring higher than normal expenditures in the first few years of ownership. Since most of the community expenses consist of fixed costs, as occupancy rates increase, these expense ratios are expected to continue to improve. Due to the Company's ability to increase its rental rates annually (subject to limitations on rent increases in certain jurisdictions), increasing costs due to inflation and changing prices have generally not had a material effect on revenue and income from continuing operations.

Sales of manufactured homes increased from $33.5 million for the year ended December 31, 2024 to $35.0 million for the year ended December 31, 2025, or 4%. Cost of sales of manufactured homes increased from $21.9 million for the year ended December 31, 2024 to $22.6 million for the year ended December 31, 2025, or 3%. The gross profit percentage was 36% and 35% for the years ended December 31, 2025 and 2024, respectively. Selling expenses increased from $6.8 million for the year ended December 31, 2024 to $7.3 million for the year ended December 31, 2025, or 7%. Gain from the sales operations, excluding interest on the financing of inventory, increased 8% and amounted to a gain of $5.2 million and $4.8 million for the years ended December 31, 2025 and 2024, respectively. Conventional home prices have flattened as sellers begin to outnumber buyers. Although the housing market supply has increased in recent months it remains below the available units that prevailed before the COVID-19 pandemic. The inherent relative affordability of our property type has become more and more apparent, which should result in increased demand. The Company continues to be optimistic about future sales and rental prospects given the fundamental need for affordable housing. The Company believes that sales of new homes produce new rental revenue and represent an investment in the upgrading of our communities.

General and administrative expenses remained relatively stable for the year ended December 31, 2024 compared to the year ended December 31, 2025. General and administrative expenses as a percentage of gross revenue (total income plus interest, dividends and other income) was approximately 7.9% and 8.7% for the years ended December 31, 2025 and 2024, respectively.

Depreciation expense increased from $60.2 million for the year ended December 31, 2024 to $66.6 million for the year ended December 31, 2025, or 10%. This increase was primarily due to acquisitions and the increases in rental homes and expansions during 2025 and 2024.

Interest income increased from $7.1 million for the year ended December 31, 2024 to $8.7 million for the year ended December 31, 2025, or 23%. This increase was due to an increase in interest earned from our excess cash and from our notes receivable. The average balance in cash in money market accounts increased from approximately $26.6 million in 2024 to $50.1 million in 2025. The average interest rate earned on this cash was approximately 3.2% and 3.7% in 2025 and 2024, respectively. Additionally, there was an increase in the average balance of notes receivable from $83.9 million in 2024 to $95.4 million in 2025. The weighted average interest rate earned on these notes receivable was approximately 7.0% and 7.1% in 2025 and 2024, respectively.

Dividend income remained relatively stable at just under $1.5 million for the year ended December 31, 2024 compared to the year ended December 31, 2025.

The Company recognized a realized loss on sales of marketable securities of $221,000 and $3.8 million for the years ended December 31, 2025 and 2024, respectively. The change in fair value of marketable securities amounted to a decrease of $2.3 million and an increase of $1.2 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company had total net unrealized losses of $40.8 million in its REIT securities portfolio.

Interest expense, including amortization of financing costs, increased from $27.3 million for the year ended December 31, 2024 to $29.7 million for the year ended December 31, 2025, or 9%. This increase was mainly due to the issuance of the Series B Bonds in July 2025 and the refinancing of mortgage debt at higher rates. The average balance of our total debt increased from $652.4 million at December 31, 2024 to $688.0 million at December 31, 2025. The weighted average interest rate on our total debt increased from 4.4% at December 31, 2024 to 4.9% at December 31, 2025, respectively.

2024 vs. 2023

Rental and related income increased from $189.7 million for the year ended December 31, 2023 to $207.0 million for the year ended December 31, 2024, or 9%. This increase was due to increases in rental rates, same property occupancy and additional rental homes. During 2024, the Company raised rental rates by 5% to 6% at most communities. Rent increases vary depending on overall market conditions and demand. Occupancy, as well as the ability to increase rental rates, directly affects revenues. The Company has been acquiring communities with vacant sites that can potentially be occupied and earn income in the future. Overall occupancy was 87.3% and 86.7% at December 31, 2024 and 2023, respectively. As of December 31, 2024, we had approximately 10,300 rental homes with an occupancy rate of 94.0%.

Community operating expenses increased from $81.3 million for the year ended December 31, 2023 to $87.4 million for the year ended December 31, 2024, or 7%. This increase was due to increases in payroll and payroll costs, real estate taxes, insurance, professional fees, waste removal, water expenses and sewer expenses.

Community NOI increased from $108.4 million for the year ended December 31, 2023 to $119.7 million for the year ended December 31, 2024, or 10%. This increase was primarily due to the increases in rental rates, occupancy and rental homes. The operating expense ratio (defined as community operating expenses divided by rental and related income) improved 70 basis points from 42.9% in 2023 to 42.2% for 2024.

Sales of manufactured homes increased from $31.2 million for the year ended December 31, 2023 to $33.5 million for the year ended December 31, 2024, or 8%. The total number of homes sold increased 16% from 341 homes in 2023 to 394 homes in 2024. Cost of sales of manufactured homes increased from $21.1 million for the year ended December 31, 2023 to $21.9 million for the year ended December 31, 2024, or 4%. The gross profit percentage was 35% and 32% for the years ended December 31, 2024 and 2023, respectively. Selling expenses remained relatively stable for the years ended December 31, 2023 and 2024. Gain from the sales operations, excluding interest on the financing of inventory, increased 53% and amounted to a gain of $4.8 million and $3.1 million for the years ended December 31, 2024 and 2023, respectively.

General and administrative expenses increased from $19.7 million for the year ended December 31, 2023 to $21.8 million for the year ended December 31, 2024, or 11%. This increase was primarily due to an increase in payroll and related personnel cost and an increase in meeting costs as a result of our biennial in-person employee training meeting (which was not held during 2023). General and administrative expenses, excluding non-recurring expenses, as a percentage of gross revenue (total income plus interest, dividends and other income) was approximately 8.7% and 8.1% for the years ended December 31, 2024 and 2023, respectively.

Depreciation expense increased from $55.7 million for the year ended December 31, 2023 to $60.2 million for the year ended December 31, 2024, or 8%. This increase was primarily due to the increases in rental homes during 2024 and 2023.

Interest income increased from $5.0 million for the year ended December 31, 2023 to $7.1 million for the year ended December 31, 2024, or 43%. This increase was primarily due to an increase in the average balance of notes receivable from $71.5 million for the year ended December 31, 2023 to $83.9 million for the year ended December 31, 2024 and interest earned on excess cash during 2024. The weighted average interest rate earned on notes receivables increased 10 basis points and was 7.1% and 7.0% as of December 31, 2024 and 2023, respectively.

Dividend income decreased from $2.3 million for the year ended December 31, 2023 to $1.5 million for the year ended December 31, 2024, or 37%. This decrease was due to reduced dividends from a combination of our smaller securities portfolio and the weighted average yield on our dividends received from our marketable securities investments. The weighted average yield decreased 220 basis points from 6.7% in 2023 to 4.5% in 2024.

The Company recognized a realized loss on sales of marketable securities of $3.8 million for the year ended December 31, 2024. The Company recognized a realized gain on sales of marketable securities of $183,000 for the year ended December 31, 2023. The change in fair value of marketable securities amounted to an increase of $1.2 million and a decrease of $3.6 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the Company had total net unrealized losses of $38.5 million in its REIT securities portfolio.

Interest expense, including amortization of financing costs, decreased from $32.5 million for the year ended December 31, 2023 to $27.3 million for the year ended December 31, 2024, or 16%. This decrease was due to a decrease in the average balance of mortgages and loans from $626.2 million at December 31, 2023 to $551.9 million at December 31, 2024. The weighted average interest rate on our total debt decreased from 4.6% at December 31, 2023 to 4.4% at December 31, 2024, respectively.

Non-U.S. GAAP Measures

In addition to the results reported in accordance with U.S. GAAP, management's discussion and analysis of financial condition and results of operations include certain non-U.S. GAAP financial measures that in management's view of the business we believe are meaningful as they allow the investor the ability to understand key operating details of our business both with and without regard to certain accounting conventions or items that may not always be indicative of recurring annual cash flows of the portfolio. These non-U.S. GAAP financial measures as determined and presented by us may not be comparable to related or similarly titled measures reported by other companies, and include Community Net Operating Income ("Community NOI"), Funds from Operations Attributable to Common Shareholders ("FFO") and Normalized Funds from Operations Attributable to Common Shareholders ("Normalized FFO").

We define Community NOI as rental and related income less community operating expenses such as real estate taxes, repairs and maintenance, community salaries, utilities, insurance and other expenses. We believe that

Community NOI is helpful to investors and analysts as a direct measure of the actual operating results of our manufactured home communities, rather than our Company overall. Community NOI should not be considered a substitute for the reported results prepared in accordance with U.S. GAAP. Community NOI should not be considered as an alternative to net income (loss) as an indicator of our financial performance, or to cash flows as a measure of liquidity; nor is it indicative of funds available for our cash needs, including our ability to make cash distributions.

The Company's Community NOI for the years ended December 31, 2025, 2024 and 2023 is calculated as follows *(in thousands)*:

	2025	2024	2023
Rental and Related Income	$226,713	$207,019	$189,749
Community Operating Expenses	(95,977)	(87,354)	(81,343)
Community NOI	$130,736	$119,665	$108,406

We assess and measure our overall operating results based upon FFO, an industry performance measure which management believes is a useful indicator of our operating performance. FFO is used by industry analysts and investors as a supplemental operating performance measure of a REIT. FFO, as defined by Nareit, represents net income (loss) attributable to common shareholders, as defined by accounting principles generally accepted in the U.S. ("U.S. GAAP"), excluding certain gains or losses from sales of previously depreciated real estate assets, impairment charges related to depreciable real estate assets, the change in the fair value of marketable securities, and the gain or loss on the sale of marketable securities plus certain non-cash items such as real estate asset depreciation and amortization. Included in the Nareit FFO White Paper - 2018 Restatement, is an option pertaining to assets incidental to our main business in the calculation of Nareit FFO to make an election to include or exclude gains and losses on the sale of these assets, such as marketable equity securities, and include or exclude mark-to-market changes in the value recognized on these marketable equity securities. In conjunction with the adoption of the FFO White Paper - 2018 Restatement, for all periods presented, we have elected to exclude the change in the fair value of marketable securities from our FFO calculation. Nareit created FFO as a non-U.S. GAAP supplemental measure of REIT operating performance. We define Normalized Funds from Operations Attributable to Common Shareholders ("Normalized FFO"), as FFO, excluding certain one-time charges. FFO and Normalized FFO should be considered as supplemental measures of operating performance used by REITs. FFO and Normalized FFO exclude historical cost depreciation as an expense and may facilitate the comparison of REITs which have a different cost basis. However, other REITs may use different methodologies to calculate FFO and Normalized FFO and, accordingly, our FFO and Normalized FFO may not be comparable to all other REITs. The items excluded from FFO and Normalized FFO are significant components in understanding the Company's financial performance.

FFO and Normalized FFO (i) do not represent Cash Flow from Operations as defined by U.S. GAAP; (ii) should not be considered as an alternative to net income (loss) as a measure of operating performance or to cash flows from operating, investing and financing activities; and (iii) are not alternatives to cash flow as a measure of liquidity. FFO and Normalized FFO, as calculated by the Company, may not be comparable to similarly titled measures reported by other REITs.

The Company's FFO and Normalized FFO attributable to common shareholders for the years ended December 31, 2025, 2024 and 2023 are calculated as follows *(in thousands)*:

	2025	2024	2023
Net Income (Loss) Attributable to Common Shareholders	$5,966	$2,472	$(8,714)
Depreciation Expense	66,555	60,239	55,719
Depreciation Expense from Unconsolidated Joint Ventures	902	824	692
Loss on Sales of Investment Property and Equipment	64	113	-0-
(Increase) Decrease in Fair Value of Marketable Securities	2,259	(1,167)	3,555
(Gain) Loss on Sales of Marketable Securities, net	221	3,778	(183)
FFO Attributable to Common Shareholders	75,967	66,259	51,069
Adjustments:			
Amortization	2,992	2,384	2,135
Non-Recurring Other Expense [1]	1,139	846	1,329
Normalized FFO Attributable to Common Shareholders	$80,098	$69,489	$54,533

(1) Consists of one-time legal and professional fees ($579) and costs associated with acquisition not completed ($560) for 2025. Consists of one-time legal and professional fees ($452), costs associated with acquisition not completed ($12) and costs associated with the liquidation/sale of inventory in a particular sales center ($382) for 2024. Consists of the previously disclosed special bonus and restricted stock grants for the August 2020 groundbreaking Fannie Mae financing, which were being expensed over the vesting period ($862), non-recurring expenses for the joint venture with Nuveen ($135), one-time legal fees ($76), fees related to the establishment of the OZ Fund ($37), and costs associated with acquisitions and financing that were not completed ($219) in 2023.

Liquidity and Capital Resources

The Company operates as a REIT deriving its income primarily from real estate rental operations. The Company's principal liquidity demands have historically been, and are expected to continue to be, distributions to the Company's shareholders, acquisitions, capital improvements, development and expansions of properties, debt service, purchases of manufactured home inventory and rental homes, financing of manufactured home sales and payments of expenses relating to real estate operations. The Company's ability to generate cash adequate to meet these demands is dependent primarily on income from its real estate investments and marketable securities portfolio, the sale of real estate investments and marketable securities, refinancing of mortgage debt, leveraging of real estate investments, availability of bank borrowings, lines of credit, and other incurrence of indebtedness, proceeds from the DRIP, and access to the capital markets, including sales of Common Stock and Series D Preferred Stock through its At-the-Market Sale Programs. The Company's operating cash flows are expected to be sufficient to fund recurring operating expenses and required distributions to maintain REIT qualification. Access to the capital markets, including the Company's at-the-market programs, is primarily utilized to fund growth initiatives, acquisitions, development, and balance sheet management rather than to support recurring operating expenses. The Company may sell marketable securities from its investment portfolio, borrow on its unsecured credit facility or lines of credit, incur other indebtedness, finance and refinance its properties, and/or raise capital through the DRIP and capital markets, including through the Company's At-the-Market Sale Programs. In order to provide continued financial flexibility to opportunistically access the capital markets, on September 16, 2024, the Company terminated its successful then-existing at-the-market Common Stock program and implemented a new September 2024 Common ATM Program, which allows the Company to offer and sell shares of Common Stock, having an aggregate sales price of up to $150 million, from time to time through the distribution agents thereunder. Additionally, on March 5, 2025, the Company terminated its successful then-existing 2023 Preferred ATM Program and implemented a new 2025 Preferred ATM Program which allows the Company to offer and sell shares of Series D Preferred Stock having an aggregate sales price of up to $100 million from time to time through B. Riley, as distribution agent.

The Company intends to continue to increase its real estate investments. Our business plan includes acquiring communities that over time are expected to yield in excess of our cost of funds and then investing in physical improvements, including adding rental homes onto otherwise vacant sites. As part of this plan, we intend to continue to seek opportunities, through opportunity zone funds, to acquire communities that require substantial capital investment and are located in qualified opportunity zones. In addition, on behalf of our joint ventures with Nuveen Real Estate, we will continue to seek opportunities to acquire manufactured home communities that are under development and/or newly developed and meet certain other investment guidelines. There is no guarantee that any of these additional opportunities will materialize or that the Company will be able to take advantage of such opportunities. The growth of our real estate portfolio and success of our joint venture depends on the availability of suitable properties which meet the Company's investment criteria and appropriate financing. Competition in the market areas in which the Company operates is significant. To the extent that funds or appropriate communities are not available, fewer acquisitions will be made.

The Company continues to strengthen its capital and liquidity positions. During the year ended December 31, 2025, the Company issued and sold 2.6 million shares of Common Stock through our September 2024 Common ATM Program at a weighted average price of $17.59 per share, generating gross proceeds of $45.1 million and net proceeds of $44.1 million, after offering expenses.

Through our Preferred ATM Programs, the Company issued and sold a total of 93,000 shares of our Series D Preferred Stock generating gross proceeds of $2.1 million and net proceeds after offering expenses of $2.0 million during the year ended December 31, 2025.

As of December 31, 2025, $44.6 million of Common Stock remained available for sale under the September 2024 Common ATM Program and $99.0 million in shares of Series D Preferred Stock remained available for sale under the 2025 Preferred ATM Program. Subsequent to year end, the Company issued and sold a total of 66,000 shares of Preferred Stock under the 2025 Preferred ATM Program for gross proceeds of $1.5 million.

In addition, the Company has a DRIP in which participants can purchase original issue shares of Common Stock from the Company at a price of approximately 95% of market. During 2025, amounts received under the DRIP, including dividends reinvested of $3.5 million, totaled $9.3 million. The Company issued a total of 591,000 shares under the DRIP during 2025.

On July 22, 2025, the Company issued approximately $80.2 million aggregate principal amount of its 5.85% Series B Bonds due 2030 in an offering to investors in Israel. The net proceeds, after deducting offering discounts, fees and other transaction costs, were approximately $75.1 million.

The Company also has the ability to finance home sales, inventory purchases and rental home purchases. The Company has a $35 million revolving line of credit for the financing of homes that was not utilized at December 31, 2025, revolving credit facilities totaling $93.6 million to finance inventory purchases, that were not utilized at December 31, 2025 and $44.0 million available on our lines of credit secured by rental homes and rental homes leases.

As of December 31, 2025, the Company had $72.1 million of cash and cash equivalents and marketable securities of $23.8 million. The Company operated 145 communities (including 142 communities in which the Company owned either a 100% interest or a majority interest and three communities owned by the Company's joint ventures with Nuveen), of which 63 are unencumbered. Except for the 30 communities in the borrowing base for our unsecured credit facility, these unencumbered communities can be used to raise additional funds. Our marketable securities, unencumbered properties, and lines of credit provide the Company with additional liquidity. The Company holds a 40% equity interest in the entities formed under its joint ventures with Nuveen, which owns three newly developed communities that are unencumbered.

The Company's focus is on real estate investments. The Company has historically financed purchases of real estate primarily through mortgages. During 2025, total investment property, including rental homes, increased 12% or $200.3 million. See Note 3 of the Notes to Consolidated Financial Statements for additional information on our acquisitions and Note 7 of the Notes to Consolidated Financial Statements for related debt transactions. The Company continues to evaluate acquisition opportunities. The funds for these acquisitions (including the Company's 40% share of acquisition costs that may be incurred pursuant to its joint ventures with Nuveen Real Estate) may come from bank borrowings, proceeds from the DRIP, and private placements or public offerings of debt, Common Stock or Preferred Stock, including under the September 2024 Common ATM Program or the 2025 Preferred ATM Program or any other at-the-market sale programs that the Company may commence. To the extent that funds or appropriate properties are not available, fewer acquisitions will be made.

The Company owned approximately 10,900 rental homes, not including rental homes in the joint venture communities, or approximately 41% of our total homesites as of December 31, 2025. During 2025, our rental home portfolio increased by a net of 571 homes and we sold 163 rental homes, representing a net increase of $65.4 million. The Company markets these rental homes for sale to existing residents. The Company estimates that in 2026 it will order approximately 800 manufactured homes to use as rental units at its properties for a total invoice cost of approximately $60 million.   Rental home rates on new homes range from approximately $850 to $2,000 per month, including lot rent, depending on size, location and market conditions. During 2025, the Company also invested approximately $49 million in other improvements to its communities.

The following table summarizes cash flow activity for the years ended December 31, 2025, 2024 and 2023 *(in thousands)*:

	2025	2024	2023
Net Cash Provided by Operating Activities	$ 81,973	$ 81,601	$ 120,077
Net Cash Used in Investing Activities	(209,200)	(139,865)	(165,573)
Net Cash Provided by Financing Activities	99,342	102,638	69,057
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	$ (27,885)	$ 44,374	$ 23,561

Net cash provided by operating activities remained relatively stable from 2025 compared to 2024. Net cash provided by operating activities decreased by $38.5 million in 2024 primarily due to an increase in Community NOI and an increase in inventory.

Net cash used in investing activities increased by $69.3 million in 2025, primarily due to the purchase of five communities, investment property and equipment and additions to land development. Net cash used in investing activities decreased by $25.7 million in 2024, primarily due to the decrease in purchase of investment property and equipment.

Net cash provided by financing activities decreased by $3.3 million in 2025 to $99.3 million. The Company issued and sold 2.6 million shares of its Common Stock during 2025 through the September 2024 Common ATM Program, raising net proceeds of approximately $44.1 million. The Company also received $9.3 million, including dividends reinvested, through the DRIP. In addition, the Company issued and sold 93,000 shares of its Series D Preferred Stock during 2025 through the Preferred ATM Programs, raising net proceeds of approximately $2.0 million. During 2025, the Company distributed to our common shareholders a total of $74.8 million, including dividends reinvested. In addition, the Company also paid $20.5 million in preferred dividends during 2025. The Company also made principal payments on its mortgages and loans, net of new debt financing, totaling $120.4 million.

Net cash provided by financing activities increased by $33.6 million in 2024 to $102.6 million. The Company issued and sold 12.5 million shares of its Common Stock during 2024 through the Common ATM Programs, raising net proceeds of approximately $220.6 million.   The Company also received $10.2 million, including dividends reinvested, through the DRIP. In addition, the Company issued and sold 1.2 million shares of its Series D Preferred Stock during 2024 through the 2023 Preferred ATM Program, raising net proceeds of approximately $28.0 million. During 2024, the Company distributed to our common shareholders a total of $62.3 million, including dividends reinvested. In addition, the Company also paid $19.2 million in preferred dividends during 2024. The Company also made principal payments on its mortgages and loans, net of new debt financing, totaling $77.7 million.

Cash flows were primarily used for capital improvements, payment of dividends, purchase of inventory and rental homes, loans to customers for the sales of manufactured homes, and expansion of existing communities. The Company meets maturing mortgage obligations by using a combination of positive cash flows and refinancing. The dividend payments were primarily made from cash flows from operations. Excluding expansions and rental home purchases, the Company is budgeting approximately $30 to $40 million in capital improvements for 2026.

The Company's significant commitments and contractual obligations relate to its mortgages, loans payable and other indebtedness, acquisitions of manufactured home communities, retirement benefits, and the lease on its corporate offices as described in Note 10 to the Consolidated Financial Statements.

As of December 31, 2025, the Company had total assets of $1.7 billion and total liabilities of $791.8 million. Our net debt (net of cash and cash equivalents) to total market capitalization as of December 31, 2025 and 2024 was approximately 28% and 21%, respectively. Our net debt, less securities (net of cash and cash equivalents and marketable securities) to total market capitalization as of December 31, 2025 and 2024 was approximately 27% and 19%, respectively. As of December 31, 2025, the Company had six mortgages totaling $38.2 million due within the next 12 months.

The Company believes that cash on hand, funds generated from operations, the DRIP and capital markets, the funds available on the lines of credit, together with the ability to finance and refinance its properties will provide sufficient funds to adequately meet its obligations and generate funds for new investments over the next several years.

Contractual Obligations

The Company has investments in entities formed under its joint venture relationship with Nuveen Real Estate which are accounted for under the equity method of accounting as we have the ability to exercise significant influence, but not control, over the operating and financial decisions for the joint venture entities. The terms of the joint venture arrangements require the Company to fund 40% and Nuveen to fund 60% of the total capital contributions made by the members. See Item 2 – "Properties" and Note 5, "Investment in Joint Ventures," of the Notes to Consolidated Financial Statements for additional information.

Our other primary contractual obligations relate to our loans and mortgages payable and other indebtedness, our operating lease obligations and our obligations regarding the financing of our home sales. See Note 2 "Summary of Significant Accounting Policies", Note 7 "Loans and Mortgages Payable", Note 10 "Related Party Transactions and Other Matters" and Note 14 "Commitments, Contingencies and Legal Matters" of the Notes to Consolidated Financial Statements for additional information.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. Actual results could differ from these estimates.

For additional information regarding our significant accounting policies, see Note 2 of the Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements

See Note 2 of the Notes to Consolidated Financial Statements.

Item 7A – Quantitative and Qualitative Disclosures about Market Risk

As of December 31, 2025, we were exposed to risks associated with adverse changes in market prices and interest rates. The Company's principal market risk exposure is interest rate risk. The Company's future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond the Company's control contribute to interest rate risk. The Company mitigates this risk by maintaining prudent amounts of leverage, minimizing capital costs and interest expense while continuously evaluating all available debt and equity resources and following established risk management policies and procedures, which may include the periodic use of derivatives. The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

The following table sets forth information as of December 31, 2025, concerning the Company's mortgages and loans payable, including principal cash flow by scheduled maturity, weighted average interest rates and estimated fair value *(in thousands)*.

	Mortgages Payable		Loans Payable	
	Carrying Value	Weighted Average Interest Rate	Carrying Value	Weighted Average Interest Rate
2026	$38,179	3.96%	$5,128	7.43%
2027	37,037	4.28%	-0-	-0-%
2028	23,970	5.55%	23,336	6.15%
2029	38,790	2.21%	-0-	-0-%
2030	114,739	2.93%	-0-	-0-%
Thereafter	309,380	5.64%	-0-	-0-%
Total	$562,095	4.73%[1]	$28,464	6.38%[1]
Estimated Fair Value	$557,532		$28,464	

(1) Weighted average interest rate, not including the effect of unamortized debt issuance costs. The weighted average interest rate, including the effect of unamortized debt issuance costs, at December 31, 2025 was 4.78% for mortgages payable and 6.56% for loans payable.

All mortgage loans are at fixed rates. The Company has approximately $5.1 million in variable rate loans payable. If short-term interest rates increased or decreased by 1%, interest expense would have increased or decreased by approximately $51,000.

In its investment portfolio, the Company has invested in equity securities of other REITs and is primarily exposed to market price risk from adverse changes in market rates and conditions. The Company's marketable securities investments was 1.1% of undepreciated assets as of December 31, 2025. Other than purchasing marketable equity securities through automatic dividend reinvestments, the Company has not made any purchases of REIT securities during 2023, 2024 and 2025 and the Company does not intend to increase its investment in the REIT securities portfolio. All securities are carried at fair value.

Item 8 – Financial Statements and Supplementary Data

The financial statements and supplementary data listed in Part IV, Item 15(a)(1) and included immediately following the signature pages to this report are incorporated herein by reference.

Item 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in, or any disagreements with, the Company's independent registered public accounting firm on accounting principles and practices or financial disclosure during the years ended December 31, 2025 and 2024.

Item 9A – Controls and Procedures

Disclosure Controls and Procedures

Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Securities Exchange Act of 1934 Rule 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to give reasonable assurances to the timely collection, evaluation and disclosure of information that would potentially be subject to disclosure under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder as of December 31, 2025.

Internal Control over Financial Reporting

(a)   Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, including the possibility of collusion or improper management override of controls, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the Company's internal control over financial reporting as of December 31, 2025. In 2025, Management retained the services of DLA, LLC, an independent firm, to assist management in its assessment of the Company's internal controls over financial reporting. This assessment was based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (2013 framework). Management directed and supervised the assessment and is solely responsible for the design, implementation, evaluation, and conclusions regarding the effectiveness of the Company's internal control over financial reporting. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

PKF O'Connor Davies, LLP, the Company's independent registered public accounting firm, has issued their report on their audit of the Company's internal control over financial reporting, a copy of which is included herein.

(b)   Attestation Report of the Independent Registered Public Accounting Firm


Report of Independent Registered Public Accounting Firm


To the Board of Directors and Shareholders of
UMH Properties, Inc.

Opinion on Internal Control over Financial Reporting

We have audited UMH Properties, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control–Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control–Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, and the related consolidated statements of income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and our report dated February 25, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PKF O'Connor Davies, LLP

February 25, 2026
New York, New York

(c)   Changes in Internal Control over Financial Reporting

There have been no changes to our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B – Other Information

None.

Item 9C – Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

Not applicable.

PART III

Item 10 – Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated herein by reference to the definitive proxy statement for the Company's 2026 annual meeting of shareholders to be filed with the SEC pursuant to Regulation 14A and the information included under the caption "Information about our Executive Officers" in Part I hereof, in accordance with General Instruction G(3) to Form 10-K.

Item 11 – Executive Compensation

The information required by this item is incorporated herein by reference to the definitive proxy statement for the Company's 2026 annual meeting of shareholders to be filed with the SEC pursuant to Regulation 14A, in accordance with General Instruction G(3) to Form 10-K.

Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to the definitive proxy statement for the Company's 2026 annual meeting of shareholders to be filed with the SEC pursuant to Regulation 14A, in accordance with General Instruction G(3) to Form 10-K.

Item 13 – Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the definitive proxy statement for the Company's 2026 annual meeting of shareholders to be filed with the SEC pursuant to Regulation 14A, in accordance with General Instruction G(3) to Form 10-K.

Item 14 – Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to the definitive proxy statement for the Company's 2026 annual meeting of shareholders to be filed with the SEC pursuant to Regulation 14A, in accordance with General Instruction G(3) to Form 10-K.

PART IV

Item 15 – Exhibits and Financial Statement Schedules

All other schedules are omitted for the reason that they are not required, are not applicable, or the required information is set forth in the consolidated financial statements or notes thereto.

(a) (3)　　The Exhibits set forth in the following index of Exhibits are filed as part of this Report.

Exhibit No.	Description
(2)	Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession
2.1	Agreement and Plan of Merger dated as of June 23, 2003 (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003, Registration No. 001-12690).
(3)	Articles of Incorporation and By-Laws
3.1	Articles of Incorporation of UMH Properties, Inc., a Maryland corporation (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003, Registration No. 001-12690).
3.2	Amendment to Articles of Incorporation (incorporated by reference to the 8-K as filed by the Registrant with the Securities and Exchange Commission on April 3, 2006, Registration No. 001-12690).
3.3	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 26, 2011, Registration No. 001-12690).
3.4	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 26, 2011, Registration No. 001-12690).
3.5	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on April 10, 2012, Registration No. 001-12690).
3.6	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on April 10, 2012, Registration No. 001-12690).
3.7	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on October 31, 2012, Registration No. 001-12690).
3.8	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on October 31, 2012, Registration No. 001-12690).
3.9	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on October 20, 2015, Registration No. 001-12690).
3.10	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on October 20, 2015, Registration No. 001-12690).
3.11	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on April 5, 2016, Registration No. 001-12690).
3.12	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on April 5, 2016, Registration No. 001-12690).
3.13	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on August 11, 2016, Registration No. 001-12690).

Exhibit No.	Description
3.14	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on June 5, 2017, Registration No. 001-12690).
3.15	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on July 26, 2017, Registration No. 001-12690).
3.16	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on July 26, 2017, Registration No. 001-12690).
3.17	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on January 22, 2018, Registration No. 001-12690).
3.18	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on April 29, 2019, Registration No. 001-12690).
3.19	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on April 29, 2019, Registration No. 001-12690).
3.20	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on October 22, 2019, Registration No. 001-12690).
3.21	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on October 22, 2019, Registration No. 001-12690).
3.22	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 18, 2020, Registration No. 001-12690).
3.23	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on July 16, 2020, Registration No. 001-12690).
3.24	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on January 10, 2023, Registration No. 001-12690).
3.25	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on May 19, 2023, Registration No. 001-12690).
3.26	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on September 16, 2024, Registration No. 001-12690).
3.27	Amendment to Articles of Incorporation (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on March 5, 2025, Registration No. 001-12690).
3.28	Articles Supplementary (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on March 5, 2025, Registration No. 001-12690).
3.29	Bylaws of the Company, as amended and restated, dated March 31, 2014 (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on March 31, 2014, Registration No. 001-12690).

Exhibit No.		Description

(4)   <u>Instruments Defining the Rights of Security Holders, Including Indentures</u>

4.1   Specimen certificate of Common Stock of UMH Properties, Inc. (incorporated by reference to Exhibit 4.1 to the Form S-3 as filed by the Registrant with the Securities and Exchange Commission on December 21, 2010, Registration No. 333-171338).

4.2   Specimen certificate representing the Series D Preferred Stock of UMH Properties, Inc. (incorporated by reference to Exhibit 4.2 to the Form 8-A12B as filed by the Registrant with the Securities and Exchange Commission on January 22, 2018, Registration No. 001-12690).

4.3   Deed of Trust for the 4.72% Series A Bonds due 2027 between UMH Properties, Inc. and Reznik Paz Nevo Trusts Ltd., as trustee, dated as of January 31, 2022 (incorporated by reference to Exhibit 4.4 to the Form 10-K as filed by the Registrant with the Securities and Exchange Commission on February 24, 2022, Registration No. 001-12690).

4.4   Deed of Trust for the 5.85% Series B Bonds due 2030 between UMH Properties, Inc. and Reznik Paz Nevo Trusts Ltd., as trustee, dated as of July 18, 2025 (incorporated by reference to Exhibit 4.1 to the Form 10-Q as filed by the Registrant with the Securities and Exchange Commission on August 6, 2025, Registration No. 001-12690).

4.5   *   Description of the Company's Securities Registered Under Section 12 of the Securities Exchange Act of 1934.

(10)   <u>Material Contracts</u>

10.1   +   Employment Agreement with Mr. Eugene W. Landy dated December 14, 1993 (incorporated by reference to the Company's 1993 Form 10-K as filed with the Securities and Exchange Commission on March 28, 1994).

10.2   +   Amendment to Employment Agreement with Mr. Eugene W. Landy effective January 1, 2004 (incorporated by reference to the Company's 2004 Form 10-K/A as filed with the Securities and Exchange Commission on March 30, 2005, Registration No. 001-12690).

10.3   +   Second Amendment to Employment Agreement of Eugene W. Landy, dated April 14, 2008 (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on April 16, 2008, Registration No. 001-12690).

10.4   +   Third Amendment to Employment Agreement with Mr. Eugene W. Landy effective October 1, 2014 (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on October 8, 2014, Registration No. 001-12690).

10.5   +   Amended and Restated Employment Agreement effective January 1, 2023, between UMH Properties, Inc. and Samuel A. Landy (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on January 13, 2023, Registration No. 001-12690).

10.6   +   Amended and Restated Employment Agreement effective January 1, 2023, between UMH Properties, Inc. and Anna T. Chew (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on January 13, 2023, Registration No. 001-12690).

10.7   +   Employment Agreement effective January 1, 2023, between UMH Properties, Inc. and Craig Koster (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on January 13, 2023, Registration No. 001-12690).

10.8   +   Employment Agreement effective January 1, 2023, between UMH Properties, Inc. and Brett Taft (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on January 13, 2023, Registration No. 001-12690).

Exhibit No.		Description
10.9	+	Form of Indemnification Agreement between UMH Properties, Inc. and its Directors and Executive Officers (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on April 23, 2012, Registration No. 001-12690).
10.10	+	UMH Properties, Inc. 2023 Equity Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement (DEF 14A) as filed with the Securities and Exchange Commission on March 31, 2023, Registration No. 001-12690).
10.11	+	UMH Properties, Inc. Amended 2023 Equity Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement (DEF 14A) as filed with the Securities and Exchange Commission on April 4, 2025, Registration No. 001-12690).
10.12	+	Dividend Reinvestment and Stock Purchase Plan (incorporated by reference to the Company's Registration Statement filed on Form S-3D as filed with the Securities and Exchange Commission on June 17, 2019, Registration No. 333-232162).
10.13		Second Amended and Restated Credit Agreement by and among UMH Properties, Inc. and Bank of Montreal, as Administrative Agent, dated as of November 7, 2022 (incorporated by reference to the Form 10-Q as filed by the Registrant with the Securities and Exchange Commission on November 8, 2022, Registration No. 001-12690).
10.14		First Amendment to Second Amended and Restated Credit Agreement by and among UMH Properties, Inc. and Bank of Montreal, as Administrative Agent, dated as of February 24, 2023 (incorporated by reference to the Form 10-K as filed by the Registrant with the Securities and Exchange Commission on February 28, 2023, Registration No. 001-12690).
10.15		Commitment Amount Increase Request to Second Amended and Restated Credit Agreement by and among UMH Properties, Inc. and Bank of Montreal, as Administrative Agent (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on April 4, 2024, Registration No. 001-12690).
10.16		Equity Distribution Agreement by and between UMH Properties, Inc. and BMO Capital Markets Corp., J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, B. Riley Securities, Inc., Compass Point Research & Trading LLC, and Janney Montgomery Scott LLC, (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on September 16, 2024, Registration No. 001-12690).
10.17		At-the-Market Sales Agreement by and between UMH Properties, Inc. and B. Riley Securities, Inc. (incorporated by reference to the Form 8-K as filed by the Registrant with the Securities and Exchange Commission on March 5, 2025, Registration No. 001-12690).
10.18		Reaffirmation, Joinder and Fifth Amendment dated as of May 15, 2025 to Master Credit Facility Agreement dated as of August 20, 2020, as previously amended, among certain subsidiaries of the Company, as borrowers, Wells Fargo Bank, National Association, as lender, and Fannie Mae (with attached Master Credit Facility Agreement dated as of August 20, 2020 and Confirmation of Guaranty by UMH Properties, Inc. dated as of May 15, 2025) (incorporated by reference to Exhibit 10.1 to the Form 10-Q as filed by the Registrant with the Securities and Exchange Commission on August 6, 2025, Registration No. 001-12690).
10.19	*	Reaffirmation, Joinder and Sixth Amendment dated as of November 25, 2025 to Master Credit Facility Agreement dated as of August 20, 2020, as previously amended, among certain subsidiaries of the Company, as borrowers, Wells Fargo Bank, National Association, as lender, and Fannie Mae (with attached Master Credit Facility Agreement dated as of August 20, 2020 and Confirmation of Guaranty by UMH Properties, Inc. dated as of November 25, 2025).
(19)		Insider Trading Policy (incorporated by reference to the Company's 2024 Form 10-K as filed with the Securities and Exchange Commission on February 26, 2025).

Exhibit No.		Description
(21)	*	Subsidiaries of the Registrant.
(23)	*	Consent of PKF O'Connor Davies, LLP.
(31.1)	*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32)	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(97)	+	Compensation Clawback Policy (incorporated by reference to the Company's 2023 Form 10-K as filed with the Securities and Exchange Commission on February 28, 2024).
(101)		Interactive Data File
	++	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	++	Inline XBRL Taxonomy Extension Schema Document
101.CAL	++	Inline XBRL Taxonomy Extension Calculation Document
101.LAB	++	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	++	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	++	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	++	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
+	Denotes a management contract or compensatory plan or arrangement.
++	Pursuant to Rule 406T of Regulation S-T, this interactive data file is deemed not "filed" or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act, is deemed not "filed" for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

Item 16 – Form 10-K Summary

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UMH PROPERTIES, INC.

BY: /s/Samuel A. Landy
SAMUEL A. LANDY
President, Chief Executive Officer and Director
(Principal Executive Officer)

BY: /s/Anna T. Chew
ANNA T. CHEW
Executive Vice President, Chief Financial Officer, Treasurer and Director (Principal Financial and Accounting Officer)

Dated: February 25, 2026

Pursuant to the requirements of the Securities and Exchange Act of 1934, as amended, this report has been duly signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

	Title	Date
/s/Eugene W. Landy EUGENE W. LANDY	Chairman of the Board	February 25, 2026
/s/Samuel A. Landy SAMUEL A. LANDY	President, Chief Executive Officer and Director	February 25, 2026
/s/Anna T. Chew ANNA T. CHEW	Executive Vice President, Chief Financial Officer, Treasurer and Director	February 25, 2026
/s/Amy Butewicz AMY BUTEWICZ	Director	February 25, 2026
/s/Jeffrey A. Carus JEFFREY A. CARUS	Director	February 25, 2026
/s/Todd J. Clark TODD J. CLARK	Director	February 25, 2026
/s/Matthew Hirsch MATTHEW HIRSCH	Director	February 25, 2026
/s/Michael P. Landy MICHAEL P. LANDY	Director	February 25, 2026
/s/Stuart Levy STUART LEVY	Director	February 25, 2026
/s/William Mitchell WILLIAM MITCHELL	Director	February 25, 2026
/s/Angela D. Pruitt-Marriott ANGELA D. PRUITT-MARRIOTT	Director	February 25, 2026
/s/Kenneth K. Quigley, Jr. KENNETH K. QUIGLEY, JR.	Director	February 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
UMH Properties, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UMH Properties, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and schedule listed in the Index at Item 15(a)(2)(i) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control–Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2026, expressed an unqualified opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ PKF O'Connor Davies, LLP

February 25, 2026
New York, New York
We have served as the Company's auditor since 2008.

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 and 2024
(in thousands except per share amounts)

-ASSETS-	2025	2024
Investment Property and Equipment		
Land	$ 92,824	$ 88,037
Site and Land Improvements	1,093,424	970,053
Buildings and Improvements	51,524	44,782
Rental Homes and Accessories	631,618	566,242
Total Investment Property	1,869,390	1,669,114
Equipment and Vehicles	35,889	31,488
Total Investment Property and Equipment	1,905,279	1,700,602
Accumulated Depreciation	(533,864)	(471,703)
Net Investment Property and Equipment	1,371,415	1,228,899
Other Assets		
Cash and Cash Equivalents	72,100	99,720
Marketable Securities at Fair Value	23,758	31,883
Inventory of Manufactured Homes	42,370	34,982
Notes and Other Receivables, net	104,587	91,668
Prepaid Expenses and Other Assets	13,778	14,261
Land Development Costs	39,898	33,868
Investment in Joint Ventures	31,130	28,447
Total Other Assets	327,621	334,829
TOTAL ASSETS	$ 1,699,036	$ 1,563,728

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2025 and 2024
(in thousands except per share amounts)

- LIABILITIES AND SHAREHOLDERS' EQUITY -	2025	2024
LIABILITIES:		
Mortgages Payable, net of unamortized debt issuance costs	$ 556,129	$ 485,540
Other Liabilities:		
Accounts Payable	5,663	7,979
Loans Payable, net of unamortized debt issuance costs	27,696	28,279
Series A Bonds, net of unamortized debt issuance costs	101,751	100,903
Series B Bonds, net of unamortized debt issuance costs	75,651	-0-
Accrued Liabilities and Deposits	14,115	15,091
Tenant Security Deposits	10,835	10,027
Total Other Liabilities	235,711	162,279
Total Liabilities	791,840	647,819
Commitments and Contingencies		
Shareholders' Equity:		
Series D – 6.375% Cumulative Redeemable Preferred Stock, $0.10 par value per share, 18,700 and 13,700 shares authorized as of December 31, 2025 and 2024, respectively; 12,916 and 12,823 shares issued and outstanding as of December 31, 2025 and 2024, respectively	322,899	320,572
Common Stock - $0.10 par value per share, 183,714 and 163,714 shares authorized as of December 31, 2025 and 2024, respectively; 84,850 and 81,909 shares issued and outstanding as of December 31, 2025 and 2024, respectively	8,485	8,191
Excess Stock - $0.10 par value per share, 3,000 shares authorized; no shares issued or outstanding as of December 31, 2025 and 2024	-0-	-0-
Additional Paid-In Capital	599,520	610,630
Accumulated Deficit	(25,364)	(25,364)
Total UMH Properties, Inc. Shareholders' Equity	905,540	914,029
Non-Controlling Interest in Consolidated Subsidiaries	1,656	1,880
Total Shareholders' Equity	907,196	915,909
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,699,036	$ 1,563,728

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(in thousands)

	2025	2024	2023
INCOME:			
Rental and Related Income	$ 226,713	$ 207,019	$ 189,749
Sales of Manufactured Homes	35,041	33,533	31,176
Total Income	261,754	240,552	220,925
EXPENSES:			
Community Operating Expenses	95,977	87,354	81,343
Cost of Sales of Manufactured Homes	22,571	21,894	21,089
Selling Expenses	7,302	6,833	6,949
General and Administrative Expenses	21,537	21,772	19,703
Depreciation Expense	66,555	60,239	55,719
Total Expenses	213,942	198,092	184,803
OTHER INCOME (EXPENSE):			
Interest Income	8,740	7,122	4,984
Dividend Income	1,477	1,452	2,318
Gain (Loss) on Sales of Marketable Securities, net	(221)	(3,778)	183
Increase (Decrease) in Fair Value of Marketable Securities	(2,259)	1,167	(3,555)
Other Income	912	794	1,082
Loss on Investment in Joint Ventures	(439)	(376)	(808)
Interest Expense	(29,683)	(27,287)	(32,475)
Total Other Income (Expense)	(21,473)	(20,906)	(28,271)
Income Before Loss on Sales of Investment Property and Equipment	26,339	21,554	7,851
Loss on Sales of Investment Property and Equipment	(64)	(113)	-0-
Net Income	26,275	21,441	7,851
Preferred Dividends	(20,533)	(19,163)	(16,723)
Loss Attributable to Non-Controlling Interest	224	194	158
Net Income (Loss) Attributable to Common Shareholders	$5,966	$2,472	$(8,714)
Net Income (Loss) Attributable to Common Shareholders Per Share – Basic and Diluted	$0.07	$0.03	$(0.15)
Weighted Average Common Shares Outstanding:			
Basic	84,067	74,114	63,068
Diluted	84,694	74,912	63,681

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(in thousands)

	Common Stock Issued and Outstanding		Preferred Stock Series D
	Number	Amount	
Balance December 31, 2022	57,595	$5,760	$225,379
Common Stock Issued with the DRIP	612	61	-0-
Common Stock Issued through Restricted/ Unrestricted Stock Awards	302	30	-0-
Common Stock Issued through Stock Options	71	7	-0-
Common Stock Issued in connection with At-The-Market Offerings, net	9,398	940	-0-
Preferred Stock Issued in connection with At-The-Market Offerings, net	-0-	-0-	64,801
Distributions	-0-	-0-	-0-
Stock Compensation Expense	-0-	-0-	-0-
Net Income (Loss)	-0-	-0-	-0-
Balance December 31, 2023	67,978	6,798	290,180
Common Stock Issued with the DRIP	623	62	-0-
Common Stock Issued through Restricted/ Unrestricted Stock Awards	496	50	-0-
Common Stock Issued through Stock Options	280	28	-0-
Common Stock Issued in connection with At-The-Market Offerings, net	12,532	1,253	-0-
Preferred Stock Issued in connection with At-The-Market Offerings, net	-0-	-0-	30,392
Distributions	-0-	-0-	-0-
Stock Compensation Expense	-0-	-0-	-0-
Net Income (Loss)	-0-	-0-	-0-
Balance December 31, 2024	81,909	8,191	320,572
Common Stock Issued with the DRIP	591	59	-0-
Common Stock Issued through Restricted/ Unrestricted Stock Awards	65	6	-0-
Common Stock Issued through Stock Options	39	4	-0-
Repurchase of Common Stock	(320)	(32)	-0-
Common Stock Issued in connection with At-The-Market Offerings, net	2,566	257	-0-
Preferred Stock Issued in connection with At-The-Market Offerings, net	-0-	-0-	2,327
Distributions	-0-	-0-	-0-
Stock Compensation Expense	-0-	-0-	-0-
Net Income (Loss)	-0-	-0-	-0-
Balance December 31, 2025	84,850	$8,485	$322,899

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY, CONTINUED
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 and 2022
(in thousands)

	Additional Paid-In Capital	Undistributed Income (Accumulated Deficit)	Non-Controlling Interest in Consolidated Subsidiary	Total Shareholders' Equity
Balance December 31, 2022	$343,189	$(25,364)	$2,232	$551,196
Common Stock Issued with the DRIP	8,985	-0-	-0-	9,046
Common Stock Issued through Restricted/ Unrestricted Stock Awards	(30)	-0-	-0-	-0-
Common Stock Issued through Stock Options	727	-0-	-0-	734
Common Stock Issued in connection with At-The-Market Offerings, net	144,849	-0-	-0-	145,789
Preferred Stock Issued in connection with At-The-Market Offerings, net	(9,072)	-0-	-0-	55,729
Distributions	(60,438)	(8,009)	-0-	(68,447)
Stock Compensation Expense	4,896	-0-	-0-	4,896
Net Income (Loss)	-0-	8,009	(158)	7,851
Balance December 31, 2023	433,106	(25,364)	2,074	706,794
Common Stock Issued with the DRIP	10,151	-0-	-0-	10,213
Common Stock Issued through Restricted/ Unrestricted Stock Awards	(50)	-0-	-0-	-0-
Common Stock Issued through Stock Options	2,891	-0-	-0-	2,919
Common Stock Issued in connection with At-The-Market Offerings, net	219,369	-0-	-0-	220,622
Preferred Stock Issued in connection with At-The-Market Offerings, net	(2,377)	-0-	-0-	28,015
Distributions	(59,817)	(21,635)	-0-	(81,452)
Stock Compensation Expense	7,357	-0-	-0-	7,357
Net Income (Loss)	-0-	21,635	(194)	21,441
Balance December 31, 2024	610,630	(25,364)	1,880	915,909
Common Stock Issued with the DRIP	9,275	-0-	-0-	9,334
Common Stock Issued through Restricted/ Unrestricted Stock Awards	(6)	-0-	-0-	-0-
Common Stock Issued through Stock Options	531	-0-	-0-	535
Repurchase of Common Stock	(4,786)	-0-	-0-	(4,818)
Common Stock Issued in connection with At-The-Market Offerings, net	43,851	-0-	-0-	44,108
Preferred Stock Issued in connection with At-The-Market Offerings, net	(376)	-0-	-0-	1,951
Distributions	(68,782)	(26,499)	-0-	(95,281)
Stock Compensation Expense	9,183	-0-	-0-	9,183
Net Income (Loss)	-0-	26,499	(224)	26,275
Balance December 31, 2025	$599,520	$(25,364)	$1,656	$907,196

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 and 2023
(in thousands)

	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 26,275	$ 21,441	$ 7,851
Non-Cash items included in Net Income:			
Depreciation	66,555	60,239	55,719
Amortization of Financing Costs	2,992	2,384	2,135
Stock Compensation Expense	5,364	4,784	4,896
Provision for Uncollectible Notes and Other Receivables	1,603	2,079	2,061
(Gain) Loss on Sales of Marketable Securities, net	221	3,778	(183)
(Increase) Decrease in Fair Value of Marketable Securities	2,259	(1,167)	3,555
Loss on Sales of Investment Property and Equipment	64	113	-0-
Loss on Investment in Joint Ventures	816	895	1,026
Changes in Operating Assets and Liabilities:			
Inventory of Manufactured Homes	(7,388)	(2,042)	55,528
Notes and Other Receivables, net of notes acquired with acquisitions	(14,522)	(12,676)	(15,861)
Prepaid Expenses and Other Assets	218	(558)	4,308
Accounts Payable	(2,316)	1,873	(281)
Accrued Liabilities and Deposits	(976)	(26)	(1,735)
Tenant Security Deposits	808	484	1,058
Net Cash Provided by Operating Activities	81,973	81,601	120,077
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of Manufactured Home Communities, net of mortgages assumed	(42,791)	-0-	(3,679)
Purchase of Investment Property and Equipment	(114,373)	(92,101)	(123,860)
Proceeds from Sales of Investment Property and Equipment	4,060	5,282	3,049
Additions to Land Development Costs	(58,242)	(48,567)	(37,928)
Purchase of Marketable Securities through automatic reinvestments	(27)	(24)	(23)
Proceeds from Sales of Marketable Securities	5,672	36	4,323
Investment in Joint Ventures	(3,499)	(4,491)	(7,455)
Net Cash Used in Investing Activities	(209,200)	(139,865)	(165,573)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Mortgages, net of mortgages assumed	193,235	-0-	57,743
Net Payments from Short-Term Borrowings	(1,048)	(65,170)	(59,542)
Principal Payments of Mortgages and Loans	(120,410)	(11,864)	(70,317)
Proceeds from Bond Issuance	80,231	-0-	-0-
Financing Costs on Debt	(8,495)	(645)	(1,678)
Proceeds from At-The-Market Preferred Equity Program, net of offering costs	1,951	28,015	55,729
Proceeds from At-The-Market Common Equity Program, net of offering costs	44,108	220,622	145,789
Proceeds from Issuance of Common Stock in the DRIP, net of dividend reinvestments	5,815	6,999	6,394
Repurchase of Common Stock	(4,818)	-0-	-0-
Proceeds from Exercise of Stock Options	535	2,919	734
Preferred Dividends Paid	(20,533)	(19,163)	(16,723)
Common Dividends Paid, net of dividend reinvestments	(71,229)	(59,075)	(49,072)
Net Cash Provided by Financing Activities	99,342	102,638	69,057
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	(27,885)	44,374	23,561
Cash, Cash Equivalents and Restricted Cash at Beginning of Year	108,811	64,437	40,876
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$ 80,926	$ 108,811	$ 64,437

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2025 and 2024

NOTE 1 – ORGANIZATION

UMH Properties, Inc., a Maryland corporation, and its subsidiaries ("we", "our", "us" or "the Company") operates as a real estate investment trust ("REIT") deriving its income primarily from real estate rental operations. The Company, through its wholly-owned taxable subsidiary, UMH Sales and Finance, Inc. ("S&F"), sells manufactured homes to residents and prospective residents in our communities. Inherent in the operations of manufactured home communities are site vacancies. S&F was established to enhance the value of the communities by helping to fill these vacancies through the sales of homes. The Company holds a 77% controlling interest in its qualified opportunity zone fund which it created in 2022 to acquire, develop and redevelop manufactured housing communities located in areas designated as Qualified Opportunity Zones by the U.S. Treasury Department to encourage long-term investment in economically distressed areas. The consolidated financial statements of the Company include S&F and all of its other wholly-owned subsidiaries and its qualified opportunity zone fund. All intercompany transactions and balances have been eliminated in consolidation. Management views the Company as a single segment based on its method of internal reporting in addition to its allocation of capital and resources.

Description of the Business

As of December 31, 2025, the Company operated a portfolio of 145 manufactured home communities, of which 142 are majority owned and are included in our consolidated operations with the remaining three owned through our joint ventures with Nuveen Real Estate, in which the Company has a 40% interest. Of the 142 majority owned communities, 140 are owned 100% by the Company with the remaining two owned by the Company's Opportunity Zone Fund, in which the Company has a 77% interest. The Company's portfolio of 145 communities contain a total of approximately 27,100 developed homesites, of which 11,000 contain rental homes that are leased to residents. These 145 communities are located in twelve states consisting of New Jersey, New York, Ohio, Pennsylvania, Tennessee, Indiana, Maryland, Michigan, Alabama, South Carolina, Florida and Georgia.

These manufactured home communities are listed by trade names as follows:

MANUFACTURED HOME COMMUNITY	LOCATION
Albany Dunes	Albany, Georgia
Allentown	Memphis, Tennessee
Arbor Estates	Doylestown, Pennsylvania
Auburn Estates	Orrville, Ohio
Bayshore Estates	Sandusky, Ohio
Birchwood Farms	Birch Run, Michigan
Boardwalk	Elkhart, Indiana
Broadmore Estates	Goshen, Indiana
Brookside Village	Berwick, Pennsylvania
Brookview Village	Greenfield Center, New York
Camelot Village	Anderson, Indiana
Camelot Woods	Altoona, Pennsylvania
Candlewick Court	Owosso, Michigan
Carsons	Chambersburg, Pennsylvania
Catalina	Middletown, Ohio
Cedar Grove	Mantua, New Jersey
Cedarcrest Village	Vineland, New Jersey
Center Manor	Monaca, Pennsylvania
Chambersburg I & II	Chambersburg, Pennsylvania
Chelsea	Sayre, Pennsylvania
Cinnamon Woods	Conowingo, Maryland
City View	Lewistown, Pennsylvania
Clinton Mobile Home Resort	Tiffin, Ohio
Collingwood	Horseheads, New York

MANUFACTURED HOME COMMUNITY	LOCATION
Colonial Heights	Wintersville, Ohio
Conowingo Court	Conowingo, Maryland
Countryside Estates	Muncie, Indiana
Countryside Estates	Ravenna, Ohio
Countryside Village	Columbia, Tennessee
Cranberry Village	Cranberry Township, Pennsylvania
Crestview	Athens, Pennsylvania
Cross Keys Village	Duncansville, Pennsylvania
Crossroads Village	Mount Pleasant, Pennsylvania
Dallas Mobile Home Community	Toronto, Ohio
Deer Meadows	New Springfield, Ohio
Deer Run	Dothan, Alabama
Duck River Estates	Columbia, Tennessee
D & R Village	Clifton Park, New York
Evergreen Estates	Lodi, Ohio
Evergreen Manor	Bedford, Ohio
Evergreen Village	Mantua, Ohio
Fairview Manor	Millville, New Jersey
Fifty-One Estates	Elizabeth, Pennsylvania
Fohl Village	Canton, Ohio
Forest Creek	Elkhart, Indiana
Forest Park Village	Cranberry Township, Pennsylvania
Fox Chapel Village	Cheswick, Pennsylvania
Frieden Manor	Schuylkill Haven, Pennsylvania
Friendly Village	Perrysburg, Ohio
Garden View Estates [1]	Orangeburg, South Carolina
Green Acres	Chambersburg, Pennsylvania
Gregory Courts	Honey Brook, Pennsylvania
Hayden Heights	Dublin, Ohio
Heather Highlands	Inkerman, Pennsylvania
Hidden Creek	Erie, Michigan
High View Acres	Export, Pennsylvania
Highland	Elkhart, Indiana
Highland Estates	Kutztown, Pennsylvania
Hillcrest Crossing	Lower Burrell, Pennsylvania
Hillcrest Estates	Marysville, Ohio
Hillside Estates	Greensburg, Pennsylvania
Holiday Village	Nashville, Tennessee
Holiday Village	Elkhart, Indiana
Holly Acres Estates	Erie, Pennsylvania
Honey Ridge [2]	Honey Brook, Pennsylvania
Hudson Estates	Peninsula, Ohio
Huntingdon Pointe	Tarrs, Pennsylvania
Independence Park	Clinton, Pennsylvania
Iris Winds	Sumter, South Carolina
Kinnebrook	Monticello, New York
Lake Erie Estates	Fredonia, New York
Lake Sherman Village	Navarre, Ohio
Lakeview Meadows	Lakeview, Ohio
Laurel Woods	Cresson, Pennsylvania
Little Chippewa	Orrville, Ohio
Mandell Trails	Butler, Pennsylvania
Maple Manor	Taylor, Pennsylvania
Maplewood Village	Mantua, New Jersey
Marysville Estates	Marysville, Ohio
Maybelle Manor	Conowingo, Maryland

MANUFACTURED HOME COMMUNITY	LOCATION
Meadowood	New Middletown, Ohio
Meadows	Nappanee, Indiana
Meadows of Perrysburg	Perrysburg, Ohio
Melrose Village	Wooster, Ohio
Melrose West	Wooster, Ohio
Memphis Blues	Memphis, Tennessee
Mighty Oak [1]	Albany, Georgia
Monroe Valley	Jonestown, Pennsylvania
Moosic Heights	Avoca, Pennsylvania
Mount Pleasant Village	Mount Pleasant, Pennsylvania
Mountaintop	Narvon, Pennsylvania
New Colony	West Mifflin, Pennsylvania
Northtowne Meadows	Erie, Michigan
Oak Ridge Estates	Elkhart, Indiana
Oak Tree	Jackson, New Jersey
Oakwood Lake Village	Tunkhannock, Pennsylvania
Olmsted Falls	Olmsted Falls, Ohio
Oxford Village	West Grove, Pennsylvania
Parke Place	Elkhart, Indiana
Perrysburg Estates	Perrysburg, Ohio
Pikewood Manor	Elyria, Ohio
Pine Ridge Village/Pine Manor	Carlisle, Pennsylvania
Pine Valley Estates	Apollo, Pennsylvania
Pleasant View Estates	Bloomsburg, Pennsylvania
Port Royal Village	Belle Vernon, Pennsylvania
Redbud Estates	Anderson, Indiana
River Bluff Estates	Memphis, Tennessee
River Valley Estates	Marion, Ohio
Rolling Hills Estates	Carlisle, Pennsylvania
Rostraver Estates	Belle Vernon, Pennsylvania
Rum Runner [2]	Sebring, Florida
Saddle Creek	Dothan, Alabama
Sandy Valley Estates	Magnolia, Ohio
Sebring Square [2]	Sebring, Florida
Shady Hills	Nashville, Tennessee
Somerset Estates/Whispering Pines	Somerset, Pennsylvania
Southern Terrace	Columbiana, Ohio
Southwind Village	Jackson, New Jersey
Spreading Oaks Village	Athens, Ohio
Springfield Meadows	Springfield, Ohio
Suburban Estates	Greensburg, Pennsylvania
Summit Estates	Ravenna, Ohio
Summit Village	Marion, Indiana
Sunny Acres	Somerset, Pennsylvania
Sunnyside	Eagleville, Pennsylvania
Trailmont	Goodlettsville, Tennessee
Twin Oaks I & II	Olmsted Falls, Ohio
Twin Pines	Goshen, Indiana
Valley High	Ruffs Dale, Pennsylvania
Valley Hills	Ravenna, Ohio
Valley Stream	Mountaintop, Pennsylvania
Valley View I	Ephrata, Pennsylvania
Valley View II	Ephrata, Pennsylvania
Valley View – Honey Brook	Honey Brook, Pennsylvania
Voyager Estates	West Newton, Pennsylvania
Waterfalls Village	Hamburg, New York

MANUFACTURED HOME COMMUNITY	LOCATION
Wayside	Bellefontaine, Ohio
Weatherly Estates	Lebanon, Tennessee
Wellington Estates	Export, Pennsylvania
Woodland Manor	West Monroe, New York
Woodlawn Village	Eatontown, New Jersey
Woods Edge	West Lafayette, Indiana
Wood Valley	Caledonia, Ohio
Worthington Arms	Lewis Center, Ohio
Youngstown Estates	Youngstown, New York

[1] Community is owned by the OZ Fund.
[2] Entities formed under the Company's joint ventures with Nuveen Real Estate, in which the Company holds a 40% interest and serves as managing member.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company prepares its financial statements under the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All the Company's subsidiaries are 100% wholly-owned, except for its investment in its qualified opportunity zone fund, which is 77% owned by the Company (see Note 6). As the managing member of the OZ Fund, the Company has control over the operating and financial decisions of the OZ Fund, including power over significant activities. Therefore, the Company consolidates this investment under ASC 810 "Consolidation." Non-controlling interests are presented accordingly. The consolidated financial statements of the Company include all of these subsidiaries, including its qualified opportunity zone fund. All intercompany transactions and balances have been eliminated in consolidation.

A subsidiary of the Company is the managing member of the Company's joint ventures with Nuveen Real Estate.

Use of Estimates

In preparing the consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as contingent assets and liabilities as of the dates of the consolidated balance sheets and revenue and expenses for the years then ended. These estimates and assumptions include the allowance for doubtful accounts, valuation of inventory, depreciation, valuation of securities, accounting for land development, reserves and accruals, and stock compensation expense. Actual results could differ from these estimates and assumptions.

Investment Property and Equipment and Depreciation

Property and equipment are carried at cost less accumulated depreciation. Depreciation for Sites and Buildings is computed principally on the straight-line method over the estimated useful lives of the assets (ranging from 15 to 27.5 years). Depreciation of improvements to sites and buildings, rental homes and equipment and vehicles is computed principally on the straight-line method over the estimated useful lives of the assets (ranging from 3 to 27.5 years). Land development costs are not depreciated until they are put in use, at which time they are capitalized as buildings and improvements or site and land improvements. Interest expense pertaining to land development costs are capitalized. Maintenance and repairs are charged to expense as incurred and improvements are capitalized. The Company uses its professional judgement in determining whether such costs meet the criteria for capitalization or must be expensed as incurred. The Company's business plan includes the purchase of value-add communities, redevelopment, development and expansion of communities. There were no acquisitions in 2024. During 2025, we acquired five manufactured home communities containing 587 sites and developed 34 expansions sites. The Company capitalizes payroll, benefits and stock compensation expense for those individuals responsible for and who spend their time on the execution and supervision of development activities and capital projects. These amounts capitalized to land development were approximately $8.7 million and $7.5 million for the years ended December 31, 2025 and 2024, respectively. The costs and related accumulated depreciation of property sold or otherwise disposed of are removed from the financial statements and any gain or loss is reflected in the current year's results of operations.

The Company applies Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 360-10, Property, Plant & Equipment ("ASC 360-10") to measure impairment in real estate investments. The Company's primary indicator of potential impairment is based on net operating income trends year over year. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than the carrying value under its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that an other than temporary impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

The Company conducted a comprehensive review of all real estate asset classes in accordance with ASC 360-10-35-21. The process entailed the analysis of property for instances where the net book value exceeded the estimated fair value. The Company reviewed its operating properties in light of the requirements of ASC 360-10 and determined that, as of December 31, 2025, no impairment charges were required.

Acquisitions

The Company accounts for acquisitions in accordance with ASC 805, Business Combinations ("ASC 805") and allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, site and land improvements, buildings and improvements and rental homes. The Company allocates the purchase price of an acquired property generally determined by internal evaluation as well as third-party appraisal of the property obtained in conjunction with the purchase.

In January 2017, the FASB issued Accounting Standards Update ("ASU") 2017-01, "Business Combinations (Topic 805), Clarifying the Definition of a Business". ASU 2017-01 seeks to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, intangible assets and consolidation. The adoption of ASU 2017-01 was effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The amendments should be applied prospectively on or after the effective dates. Early adoption is permitted. The Company adopted this standard effective January 1, 2017, on a prospective basis. The Company evaluated its acquisitions and has determined that its acquisitions of its manufactured home communities during 2025 should be accounted for as acquisition of assets. As such, transaction costs, primarily consisting of broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, related to acquisitions are capitalized as part of the cost of the acquisitions, which is then subject to a purchase price allocation based on relative fair value. Prior to the adoption of ASU 2017-01, the Company's acquisitions were considered an acquisition of a business and therefore, the acquisition costs were expensed.

Investment in Joint Ventures

The Company accounts for its investment in entities formed under its joint ventures with Nuveen Real Estate under the equity method of accounting in accordance with ASC 323, Investments – Equity Method and Joint Ventures. The Company has the ability to exercise significant influence, but not control, over the operating and financial decisions of the joint venture entities. Under the equity method of accounting, the cost of an investment is adjusted for the Company's share of the equity in net income or loss from the date of acquisition, reduced by distributions received and increased by contributions made. The income or loss is allocated in accordance with the provisions of the operating agreement. The carrying value of the investment in the joint ventures are reviewed for other than temporary impairment whenever events or changes in circumstances indicate a possible impairment. Financial condition, operational performance, and other economic trends are among the factors that are considered in evaluation of the existence of impairment indicators (See Note 5).

Cash and Cash Equivalents

Cash and cash equivalents include all cash and investments with an original maturity of three months or less. The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits. The Company has not experienced any losses in these accounts in the past. The fair value of cash and cash equivalents approximates their current carrying amounts since all such items are short-term in nature.

Marketable Securities

Investments in marketable securities consist of marketable common and preferred stock securities of other REITs. These marketable securities are all publicly traded and purchased on the open market, through private transactions or through dividend reinvestment plans. The Company normally holds REIT securities on a long-term basis and has the ability and intent to hold securities to recovery, therefore as of December 31, 2025 and 2024, gains or losses on the sale of securities are based on average cost and are accounted for on a trade date basis. As of December 31, 2025, the securities portfolio represented 1.1% of undepreciated assets. Other than purchasing marketable equity securities through automatic dividend reinvestments, the Company has not made any purchases of REIT securities during 2023, 2024 and 2025 and the Company does not intend to increase its investment in the REIT securities portfolio.

Inventory of Manufactured Homes

Inventory of manufactured homes is valued at the lower of cost or net realizable value and is determined by the specific identification method. All inventory is considered finished goods.

Accounts and Notes Receivables

The Company's accounts, notes and other receivables are stated at their outstanding balance and reduced by an allowance for uncollectible accounts. The Company evaluates the recoverability of its receivables whenever events occur or there are changes in circumstances such that management believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the notes receivable or lease agreements. The collectability of notes receivable is measured based on the present value of the expected future cash flow discounted at the notes receivable effective interest rate or the fair value of the collateral if the notes receivable is collateral dependent. At December 31, 2025 and 2024, the reserves for uncollectible accounts, notes and other receivables were $2.2 million and $2.5 million, respectively. For the years ended December 31, 2025, 2024 and 2023 the provisions for uncollectible notes and other receivables were $1.6 million, $2.1 million and $2.1 million, respectively. Charge-offs and other adjustments related to repossessed homes for the years ended December 31, 2025, 2024 and 2023 amounted to $1.9 million, $2.3 million and $1.9 million, respectively.

 The Company accounts for its receivables in accordance with ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." ASU 2016-13 requires that entities use a new forward looking "expected loss" model that generally will result in the earlier recognition of allowance for credit losses. The measurement of expected credit losses is based upon historical experience, current conditions, and supportable forecasts that affect the collectability of the reported amount. As of December 31, 2025 and 2024, the Company had notes receivable of $100.0 million and $87.4 million, net of a fair value adjustment of $1.5 million and $1.8 million, respectively. Notes receivables are presented as a component of notes and other receivables, net on our consolidated balance sheets. These receivables represent balances owed to us for previously completed performance obligations for sales of manufactured homes.

The Company's notes receivable primarily consists of installment loans collateralized by manufactured homes with principal and interest payable monthly. As of December 31, 2025, the weighted average interest rate on these loans was approximately 7.0% and the average maturity was approximately 6 years. As of December 31, 2024, the weighted average interest rate on these loans was approximately 7.1% and the average maturity was approximately 6 years.

Unamortized Financing Costs

Costs incurred in connection with obtaining mortgages and other financings and refinancings are deferred and presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability.

These costs are amortized on a straight-line basis which approximates the effective interest method over the term of the related obligations, and included as a component of interest expense. Unamortized costs are charged to expense upon prepayment of the obligation. Upon amendment of the line of credit or refinancing of mortgage debt, unamortized deferred financing fees are accounted for in accordance with ASC 470-50-40, Modifications and Extinguishments. As of December 31, 2025 and 2024, accumulated amortization amounted to $16.6 million and $13.6 million, respectively. The Company estimates that aggregate amortization expense will be approximately $3.5 million for 2026, $2.1 million for 2027, $1.9 million for 2028, $1.9 million for 2029, $1.1 million for 2030 and $1.7 million thereafter.

Leases

The Company accounts for its leases under ASC 842, "Leases." Our primary source of revenue is generated from lease agreements for our sites and homes, where we are the lessor. These leases are generally for one-year or month-to-month terms and renewable by mutual agreement from us and the resident, or in some cases, as provided by jurisdictional statute.

The Company is the lessee in other arrangements, primarily for our corporate office expiring April 30, 2027 and a ground lease at one community expiring April 12, 2099, with an option to extend for another 99-year term. As of December 31, 2025 and 2024, the right-of-use assets and corresponding lease liabilities of $2.7 million and $3.0 million, respectively, are included in prepaid expenses and other assets and accrued liabilities and deposits on the consolidated balance sheets.

Future minimum lease payments under these leases over the remaining lease terms, exclusive of renewal options are as follows (*in thousands*):

2026	$ 460
2027	257
2028	111
2029	111
2030	111
Thereafter	18,281
Total Lease Payments	$ 19,331

The weighted average remaining lease term for these leases, including renewal options is 165 years. The right of use assets and lease liabilities was calculated using an interest rate of 5%.

Restricted Cash

The Company's restricted cash consists of amounts primarily held in deposit for tax, insurance and repair escrows held by lenders in accordance with certain debt agreements. Restricted cash is included in prepaid expenses and other assets on the consolidated balance sheets.

The following table reconciles beginning of period and end of period balances of cash, cash equivalents and restricted cash for the periods shown (*in thousands*):

	12/31/25	12/31/24	12/31/23	12/31/22
Cash and Cash Equivalents	$72,100	$99,720	$57,320	$29,785
Restricted Cash	8,826	9,091	7,117	11,091
Cash, Cash Equivalents And Restricted Cash	$80,926	$108,811	$64,437	$40,876

Revenue Recognition

The Company accounts for its Sales of Manufactured Homes in accordance with Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)" (ASC 606). For transactions in the scope of ASC 606, we recognize revenue when control of goods or services transfers to the customer, in the amount that we expect to receive for the transfer of goods or provision of services.

Rental and related income is generated primarily from lease agreements for our sites and homes. The lease component of these agreements is accounted for under ASC 842 "Leases." The non-lease components of our lease agreements consist primarily of utility reimbursements, which are accounted for with the site lease as a single lease under ASC 842.

Revenue from sales of manufactured homes is recognized in accordance with the core principle of ASC 606, at the time of closing when control of the home transfers to the customer. After closing of the sale transaction, we generally do not have any remaining performance obligations.

Interest income is primarily from notes receivables for the previous sales of manufactured homes. Interest income on these receivables is accrued based on the unpaid principal balances of the underlying loans on a level yield basis over the life of the loans.

Dividend income and gain (loss) on sales of marketable securities are from our investments in marketable securities and are presented separately but are not in the scope of ASC 606.

Other income primarily consists of brokerage commissions for arranging for the sale of a home by a third party and other miscellaneous income. This income is recognized when the transactions are completed and our performance obligations have been fulfilled.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period (84.1 million, 74.1 million and 63.1 million in 2025, 2024 and 2023, respectively). Diluted net income per share is calculated by dividing net income by the weighted average number of common shares outstanding plus the weighted average number of net shares that would be issued upon exercise of stock options pursuant to the treasury stock method. In periods with a net loss, the basic loss per share equals the diluted loss per share as all Common Stock equivalents are excluded from the per share calculation because they are anti-dilutive. For the year ended December 31, 2025, Common Stock equivalents resulting from employee stock options to purchase 6.3 million shares of Common Stock amounted to 627,000 shares, which were included in the computation of Diluted Net Income per Share. For the year ended December 31, 2024, Common Stock equivalents resulting from employee stock options to purchase 5.4 million shares of Common Stock amounted to 798,000 shares, which were included in the computation of Diluted Net Income per Share. For the year ended December 31, 2023, employee stock options to purchase 4.7 million shares of Common Stock were excluded from the computation of Diluted Net Loss per Share as their effect would be anti-dilutive.

Stock Compensation Plan

The Company accounts for awards of stock, stock options and restricted stock in accordance with ASC 718-10, Compensation-Stock Compensation. ASC 718-10 requires that compensation cost for all stock awards be calculated and amortized over the service period (generally equal to the vesting period). The compensation cost for stock option grants are determined by using option pricing models, intended to estimate the fair value of the awards at the grant date less estimated forfeitures. The compensation cost for restricted stock are recognized based on the fair value of the restricted stock awards less estimated forfeitures. The fair value of restricted stock awards are equal to the fair value of the Company's stock on the grant date. Compensation costs for option grants and restricted stock awards included in general and administrative expenses of $5.4 million, $4.8 million and $4.9 million have been recognized in 2025, 2024 and 2023, respectively. Compensation costs for option grants and restricted stock awards capitalized to land development were $3.8 million, $2.8 million and $0 for 2025, 2024 and 2023, respectively. During 2025, 2024 and 2023, compensation costs included a one-time charge of $337,000, $272,000 and $233,000, respectively, for restricted stock and stock option grants awarded to a participant who was of retirement age and therefore the entire amount of measured compensation cost has been recognized at grant date. Included in Note 8 to these consolidated financial statements are the assumptions and methodology used to calculate the fair value of stock options and restricted stock awards.

Income Tax

The Company has elected to be taxed as a REIT under the applicable provisions of Sections 856 to 860 of the Internal Revenue Code. Under such provisions, the Company will not be taxed on that portion of its income which is distributed to shareholders, provided it distributes at least 90% of its taxable income, has at least 75% of its assets in real estate or cash-type investments and meets certain other requirements for qualification as a REIT. The Company has and intends to continue to distribute all of its income currently, and therefore no provision has been made for income or excise taxes. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates and may not be able to qualify as a REIT for four subsequent taxable years. The Company is also subject to certain state and local income, excise or franchise taxes. In addition, the Company has a taxable REIT Subsidiary ("TRS") which is subject to federal and state income taxes at regular corporate tax rates (See Note 13).

In December 2017, the Tax Cuts and Jobs Act of 2017 (the TCJA), Code Section 199A, was added to the Code and became effective for tax years beginning after December 31, 2017 and before January 1, 2026. Under the TCJA, subject to certain income limitations, individual taxpayers and trusts and estates may deduct 20% of the aggregate amount of qualified REIT dividends they receive from their taxable income. Qualified REIT dividends do not include any portion of a dividend received from a REIT that is classified as a capital gain dividend or qualified dividend income. While initially scheduled to expire in 2025, recent legislation has made this deduction permanent.

The Company follows the provisions of ASC Topic 740, Income Taxes, that, among other things, defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on its evaluation, the Company determined that it has no uncertain tax positions and no unrecognized tax benefits as of December 31, 2024. The Company records interest and penalties relating to unrecognized tax benefits, if any, as interest expense. As of December 31, 2025, the tax years 2022 through and including 2025 remain open to examination by the Internal Revenue Service. There are currently no federal tax examinations in progress.

Reclassifications

Certain amounts in the consolidated financial statements for the prior years have been reclassified to conform to the financial statement presentation for the current year.

Other Recent Accounting Pronouncements

On November 4, 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2024-03 - *Income Statement – Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40).* ASU 2024-03 requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 and should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. The Company anticipates making the required disclosures beginning with its Form 10-K for the year ending December 31, 2027.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying Consolidated Financial Statements.

NOTE 3 – INVESTMENT PROPERTY AND EQUIPMENT

Acquisitions in 2025

On March 24, 2025, the Company acquired two age-restricted communities, Cedar Grove and Maplewood Village, located in Mantua, New Jersey, for approximately $24.6 million. These communities contain a total of 266 developed homesites, which are 100% occupied. They are situated on approximately 38 acres.

On July 2, 2025, the Company acquired two communities, Conowingo Court and Maybelle Manor, located in Conowingo, Maryland, for approximately $14.6 million. These communities contain a total of 191 developed homesites, which are 79% occupied. They are situated on approximately 82 acres.

On October 7, 2025, the Company acquired one community, Albany Dunes, located in Albany, Georgia for approximately $2.6 million. This community contains a total of 130 developed homesites, which are 32% occupied. This community is situated on approximately 40 acres.

The Company has evaluated these acquisitions and has determined that they should be accounted for as acquisitions of assets. As such, we have allocated the total cash consideration, including transaction costs of approximately $966,000 for 2025 to the individual assets acquired on a relative fair value basis. The following table summarizes our purchase price allocation for the assets acquired for the year ended December 31, 2025 *(in thousands)*:

	2025 Acquisitions
Assets Acquired:	
Land	$ 3,981
Depreciable Property	38,810
Total Assets Acquired	$ 42,791

Total income, community net operating income ("Community NOI")* and net loss for the communities acquired in 2025, which are included in our consolidated statements of income (loss) for the year ended December 31, 2025, is as follows *(in thousands)*:

	2025
Total Income	$ 2,212
Community NOI *	$ 1,499
Net Loss	$ (38)

*Community NOI is defined as rental and related income less community operating expenses.

See Note 7 for additional information relating to loans and mortgages payable and Note 18 for the unaudited pro forma financial information relating to these acquisitions.

Accumulated Depreciation

The following is a summary of accumulated depreciation by major classes of assets *(in thousands)*:

	December 31, 2025	December 31, 2024
Site and land improvements	$ 322,828	$ 287,591
Buildings and improvements	15,953	14,214
Rental homes and accessories	167,760	144,768
Equipment and vehicles	27,323	25,130
Total accumulated depreciation	$ 533,864	$ 471,703

NOTE 4 – MARKETABLE SECURITIES

     The Company's marketable securities primarily consist of common and preferred stock of other REITs. The Company does not own more than 10% of the outstanding shares of any of these securities, nor does it have controlling financial interest. The REIT securities portfolio provides the Company with additional diversification, liquidity and income. As of December 31, 2025, the securities portfolio represented 1.1% of undepreciated assets. Other than purchasing marketable equity securities through automatic dividend reinvestments, the Company has not made any purchases of REIT securities during 2023, 2024 and 2025 and the Company does not intend to increase its investment in the REIT securities portfolio.

     The following is a listing of marketable securities at December 31, 2025 *(in thousands)*:

	Series	Interest Rate	Number of Shares	Cost	Market Value
Equity Securities:					
Preferred Stock:					
Cedar Realty Trust, Inc.	B	7.250%	16	$331	$290
Cedar Realty Trust, Inc.	C	6.500%	20	494	343
Total Preferred Stock				825	633
Common Stock:					
Diversified Healthcare Trust			171	2,920	829
Franklin Street Properties Corporation			220	2,219	208
Industrial Logistics Properties Trust			87	1,729	483
Kimco Realty Corporation			880	16,490	17,838
Office Properties Income Trust *			562	36,418	7
Orion Office REIT, Inc.			18	293	42
Realty Income Corporation			45	2,635	2,520
Regency Centers Corporation			17	1,024	1,198
Total Common Stock				63,728	23,125
Total Marketable Securities				$64,553	$23,758

 * Delisted from the Nasdaq Stock Market on October 7, 2025 and subsequently moved to the OTC Pink Market.

The following is a listing of marketable securities at December 31, 2024 *(in thousands)*:

	Series	Interest Rate	Number of Shares	Cost	Market Value
Equity Securities:					
Preferred Stock:					
Cedar Realty Trust, Inc.	B	7.250%	15	$304	$219
Cedar Realty Trust, Inc.	C	6.500%	20	494	290
Total Preferred Stock				798	509
Common Stock:					
Diversified Healthcare Trust			171	2,920	393
Franklin Street Properties Corporation			220	2,219	403
Industrial Logistics Properties Trust			87	1,729	318
Kimco Realty Corporation			880	16,490	20,618
Office Properties Income Trust			562	36,418	561
Orion Office REIT, Inc.			18	293	69
Realty Income Corporation			145	8,527	7,729
Regency Centers Corporation			17	1,024	1,283
Total Common Stock				69,620	31,374
Total Marketable Securities				$70,418	$31,883

Gain (loss) on sales of marketable securities, net amounted to a loss of approximately $221,000 and $3.8 million for the years ended December 31, 2025 and 2024, respectively, and a gain of approximately $183,000 for the year ended December 31, 2023. As of December 31, 2025, 2024 and 2023, the securities portfolio had net unrealized holding losses of $40.8 million, $38.5 million and $39.7 million, respectively.

NOTE 5- INVESTMENT IN JOINT VENTURES

In December 2021, the Company and Nuveen Real Estate ("Nuveen" or "Nuveen Real Estate"), established a joint venture for the purpose of acquiring manufactured housing and/or recreational vehicle communities that are under development and/or newly developed and meet certain other investment guidelines. The terms of the initial joint venture entity were set forth in a Limited Liability Company Agreement dated as of December 8, 2021 (the "2021 LLC Agreement") entered into between a wholly owned subsidiary of the Company and an affiliate of Nuveen. The 2021 LLC Agreement provided for the parties to initially fund up to $70 million of equity capital for acquisitions during a 24-month commitment period, with Nuveen having the option, subject to certain conditions, to elect to increase the parties' total commitments by up to an additional $100 million and to extend the commitment period for up to an additional four years. The 2021 LLC Agreement called for committed capital to be funded 60% by Nuveen and 40% by the Company on a parity basis. The Company serves as managing member of the joint venture entity and is responsible for day-to-day operations of the joint venture entity and management of its properties, subject to obtaining approval of Nuveen Real Estate for major decisions (including investments, dispositions, financings, major capital expenditures and annual budgets). The Company receives property management, asset management and other fees from the joint venture entity. In addition, once each member has recouped its invested capital and received a 7.5% net unlevered internal rate of return, 80% of distributable cash will be allocated pro rata in accordance with the members' respective percentage interests and the Company and Nuveen will receive a promote percentage equal to 70% (in the case of the Company) and 30% (in the case of Nuveen) of the remaining 20% of distributable cash. After seven years the Company may elect to consummate the crystallization of the promote.

Under the terms of the 2021 LLC Agreement, after December 8, 2024 or, if later, the second anniversary of the acquisition and placing in service of a manufactured housing or recreational vehicle community, Nuveen will have a right to initiate the sale of one or more of the communities owned by the joint venture entity. If Nuveen elects to initiate such a sale process, the Company may exercise a right of first refusal to acquire Nuveen's interest in the community or communities to be sold for a purchase price corresponding to the greater of the appraised value of such communities or the amount required to provide a 7.5% net unlevered internal rate of return on Nuveen's investment. In addition, the

Company will have the right to buy out Nuveen's interest in the joint venture entity at any time after December 8, 2031 at a purchase price corresponding to the greater of the appraised value of the portfolio or the amount required to provide a 7.5% net unlevered internal rate of return on Nuveen's investment.

The 2021 LLC Agreement between the Company and Nuveen provided that until the capital contributions to the joint venture are fully funded or the joint venture is terminated, the joint venture will be the exclusive vehicle for the Company to acquire any manufactured housing communities and/or recreational vehicle communities that meet the joint venture's investment guidelines. These guidelines called for the joint venture to acquire manufactured housing and recreational vehicle communities that have been developed within the previous two years and are less than 20% occupied, are located in certain geographic markets, are projected to meet certain cash flow and internal rate of return targets, and satisfy certain other criteria. The Company agreed to offer Nuveen the opportunity to have the joint venture acquire any manufactured housing community or recreational vehicle community that meets these investment guidelines. Under the terms of the 2021 LLC Agreement, if Nuveen determines not to pursue or approve any such acquisition, the Company would be permitted to acquire the property outside the joint venture. Since the execution of the 2021 LLC Agreement, Nuveen has provided the Company with written waivers of the exclusivity provision of the 2021 LLC Agreement with regard to two property acquisitions that may have fit the investment guidelines of the joint venture, which permitted the Company to acquire them outside of the Nuveen joint venture. Except for investment opportunities that are offered to and declined by Nuveen, the Company is prohibited from developing, owning, operating or managing manufactured housing communities or recreational vehicle communities within a 10-mile radius of any community owned by the joint venture. However, this restriction does not apply with respect to investments by the Company in existing communities operated by the Company.

The 2021 LLC Agreement provides that Nuveen will have the right to remove and replace the Company as managing member of the joint venture and manager of the joint venture's properties if the Company breaches certain obligations or certain events occur. Upon such removal, Nuveen may elect to buy out the Company's interest in the joint venture at 98% of the value of the Company's interest in the joint venture. If Nuveen does not exercise such buy-out right, the Company may, at specified times, elect to initiate a sale of the communities owned by the joint venture, subject to a right of first refusal on the part of Nuveen. The 2021 LLC Agreement contains restrictions on a party's right to transfer its interest in the joint venture without the approval of the other party.

The 2021 LLC Agreement requires the Company to offer Nuveen the opportunity to have the joint venture acquire a manufactured housing community or recreational vehicle community that meets the investment guidelines. If Nuveen decides not to acquire the community through the joint venture, however, the Company is free to purchase the community on its own outside of the joint venture.

In December 2021, the joint venture entity formed under the 2021 LLC Agreement closed on the acquisition of Sebring Square, a newly developed all-age, manufactured home community located in Sebring, Florida, for a total purchase price of $22.2 million. This community contains 219 developed homesites situated on approximately 39 acres. In December 2022, this joint venture entity closed on the acquisition of Rum Runner, another newly developed all-age, manufactured home community also located in Sebring, Florida for a total purchase price of $15.1 million. This community contains 144 developed homesites situated on approximately 20 acres. The Company manages these communities on behalf of the joint venture entity.

During the time since the joint venture with Nuveen was first established in 2021, the Company and Nuveen have continued to seek opportunities to acquire additional manufactured housing and/or recreational vehicle communities that are under development and/or newly developed and meet certain other investment guidelines. During 2022, the Company and Nuveen informally agreed that any future acquisitions would be made by one or more new joint venture entities to be formed for that purpose and that the original joint venture entity formed in December 2021 will not consummate additional acquisitions but will maintain its existing property portfolio, consisting of the Sebring Square and Rum Runner communities. The Company and Nuveen also informally agreed that, unless otherwise determined in connection with any specific future investment, capital for any such new joint venture entity would continue to be funded 60% by Nuveen and 40% by the Company on a parity basis and that other terms would be similar to those of the 2021 LLC Agreement, except that the amounts of the parties' respective capital commitments will be determined on a property-by-property basis.

In November 2023, the Company expanded its relationship with Nuveen Real Estate and formed a second joint venture entity with Nuveen. The new joint venture entity was established to, directly or through one or more subsidiaries, identify, source, originate, acquire, hold, operate, sell, lease, mortgage, maintain, own, manage, finance, refinance, reposition, improve, renovate, develop, redevelop, pledge, hedge, exchange, and otherwise deal in and with the rental of manufactured housing and/or recreational vehicle communities that meet other investment guidelines. The terms of the new joint venture entity are set forth in a Limited Liability Company Agreement dated as of November 29, 2023 (the "2023 LLC Agreement") entered into between a wholly owned subsidiary of the Company and an affiliate of Nuveen. The Company serves as managing member of this new joint venture entity and is responsible for day-to-day operations of the joint venture entity and management of its properties, subject to obtaining approval of Nuveen Real Estate for major decisions (including investments, dispositions, financings, major capital expenditures and annual budgets). The Company receives property management oversight, development and other fees from the joint venture entity. Sixty-one acres of land located in Honey Brook, Pennsylvania, previously owned by the Company, with a carrying value cost basis of $3.8 million, was contributed to the new joint venture entity. The Company was reimbursed by Nuveen for 60% of the carrying value of this land. This new joint venture entity is focused on the development and operation of a new manufactured housing community on this property. The community contains 113 manufactured home sites situated on approximately 61 acres. This community, named Honey Ridge, opened for occupancy in June 2025 with 22 homes on-site of which ten have been sold.

References in this report to the Company's joint venture relationships with Nuveen are intended to refer to its ongoing relationships with Nuveen.

The Company accounts for its joint ventures with Nuveen Real Estate under the equity method of accounting in accordance with ASC 323, "Investments – Equity Method and Joint Ventures".

NOTE 6 - OPPORTUNITY ZONE FUND

In July 2022, the Company invested $8.0 million, representing a portion of the capital gain the Company recognized as a result of the Monmouth Real Estate Investment Corp. ("MREIC") merger, in the UMH OZ Fund, LLC ("OZ Fund"), a new entity formed by the Company. The OZ Fund was created to acquire, develop and redevelop manufactured housing communities requiring substantial capital investment and located in areas designated as Qualified Opportunity Zones by the Treasury Department pursuant to a program authorized under the 2017 Tax Cuts and Jobs Act to encourage long-term investment in economically distressed areas. The OZ Fund was designed to allow the Company and other investors in the OZ Fund to defer the tax on recently realized capital gains reinvested in the OZ Fund until December 31, 2026 and to potentially obtain certain other tax benefits. UMH manages the OZ Fund and will receive certain management fees as well as a 15% carried interest in distributions by the OZ Fund to the other investors when earned and realized (subject to first returning investor capital with a 5% preferred return). UMH will have a right of first offer to purchase the communities from the OZ Fund at the time of sale at their then-current appraised value. On August 10, 2022, the Company, through the OZ Fund, acquired Garden View Estates, located in Orangeburg, South Carolina, for approximately $5.2 million. On January 19, 2023, the Company, through the OZ Fund, acquired Mighty Oak, located in Albany, Georgia, for approximately $3.7 million. As of December 31, 2025, the Company's investment in the OZ Fund represented 77% of the total capital contributed to the OZ Fund and is consolidated in the Company's Consolidated Financial Statements. Other investors in the OZ Fund include certain officers, directors and employees of the Company, who invested on the same terms as other investors. See Note 7 for information about a line of credit loan obtained by the OZ Fund during 2025.

NOTE 7 – LOANS AND MORTGAGES PAYABLE

Loans Payable

The following is a summary of our loans payable as of December 31, 2025 and 2024 (*in thousands*):

		December 31, 2025		December 31, 2024	
		Amount	Rate	Amount	Rate
Margin loan	(1)	$229	5.25%	$-0-	N/A
Unsecured line of credit	(2)	-0-	N/A	-0-	N/A
Floorplan inventory financing	(3)	4,899	7.53%	5,479	8.27%
FirstBank rental home loan	(4)	23,336	6.15%	24,033	6.15%
FirstBank rental home line of credit	(5)	-0-	N/A	-0-	N/A
Triad rental home loan	(6)	-0-	N/A	-0-	N/A
OceanFirst notes receivable financing	(7)	-0-	N/A	-0-	N/A
Total Loans Payable		28,464	6.38%	29,512	6.54%
Unamortized debt issuance costs		(768)		(1,233)	
Loans Payable, net of unamortized debt issuance costs		$27,696	6.56%	$28,279	6.83%

(1) Collateralized by the Company's securities portfolio and is due on demand. The Company must maintain a coverage ratio of approximately 2 times.

(2) Represents an unsecured revolving credit facility syndicated with three banks, BMO Capital Markets Corp., JPMorgan Chase Bank, N.A, and Wells Fargo, N.A. Total available borrowings under this facility are $260 million. Interest is based on the Company's overall leverage ratio and is equal to the Secured Overnight Financing Rate ("SOFR") plus 1.5% to 2.20%, or BMO's prime lending rate plus 0.50% to 1.20%, and maturity is November 7, 2026.

(3) Represents revolving credit agreements totaling $98.5 million with 21st Mortgage Corporation ("21st Mortgage"), Customers Bank, Northpoint Commercial Finance and Triad Financial Services ("Triad") to finance inventory purchases. Interest rates on these agreements range from prime minus 0.75% to SOFR plus 4%. Subsequent to year end, the Company paid off this balance.

(4) Represents a term loan secured by rental homes and rental home leases, with a fixed interest rate of 6.15% and a maturity date of May 10, 2028.

(5) Represents a $25 million revolving line of credit secured by rental homes and their leases of which $11 million is secured by rental homes located within the OZ Fund's communities with $14 million having a maturity date of May 10, 2028 and $11 million having a maturity date of November 7, 2026 with a one-year extension option, both with an interest rate of prime less 0.50%.

(6) Represents a $30 million revolving line of credit secured by rental homes and rental home leases, with an interest rate of prime plus 0.25%, with a minimum of 5%.

(7) Represents a $35 million revolving line of credit secured by eligible notes receivable, with an interest rate of prime with a floor of 4.75%.

On March 9, 2023, the Company entered into a $30 million revolving line of credit with Triad secured by rental homes and rental home leases, with an interest rate of prime plus 0.25%, with a minimum of 5%.

The Company had a $20 million revolving line of credit with OceanFirst Bank ("OceanFirst Line") secured by the Company's eligible notes receivable. Interest was at prime with a floor of 3.25% with a maturity date which was extended to June 1, 2023. On July 19, 2023, the Company amended the OceanFirst Line from $20 million to $35 million. Interest is at prime with a floor of 4.75%. This line is secured by the Company's eligible notes receivable. The amendment also extended the maturity date to June 1, 2025. On July 8, 2025, the Company amended the OceanFirst Line to extend the maturity date to June 1, 2027.

The Company had a $20 million revolving line of credit with FirstBank secured by rental homes and rental home leases in several of our manufactured home communities, expandable to $30 million with an accordion feature. The facility had a maturity date of November 29, 2022, which was extended to November 29, 2023. Interest was payable at prime plus 25 basis points with a floor of 3.5%, adjusted on the first day of each calendar quarter. On May 12, 2023, the Company entered into a $25 million term loan with FirstBank. The term loan has a 5-year term with a fixed interest rate of 6.15%. The term loan is secured by rental homes, and their leases, in various communities throughout our portfolio.

Additionally, on May 12, 2023, the Company entered into a new $25 million revolving line of credit with FirstBank secured by rental homes and their leases. This line of credit expires in May 2028 and has a variable rate of Prime minus 0.50% per annum, adjusted on the first day of each calendar quarter.

On December 8, 2025, $11 million of the $25 million line of credit with FirstBank was carved out to be secured by rental homes and their leases in the two communities owned by the OZ Fund. The $11 million portion of the line of credit expires in November 2026 with a one-year extension option. This $11 million line of credit has a variable rate equal to the Prime Rate minus 0.50% per annum, adjusted on the first day of each calendar month; provided, however, that the Interest Rate shall never be less than 3.50% per annum. Under the terms of the $11 million line of credit, the OZ Fund is required to maintain a $1.1 million cash security deposit, which is equal to 10% of the line of credit commitment amount, at a FirstBank bank account. No amounts have been drawn down on either the $14 million or the $11 million portion of this $25 million line of credit.

Unsecured Line of Credit

On November 7, 2022, the Company entered into the Second Amended and Restated Credit Agreement (the "Amendment") to expand and extend its existing unsecured revolving credit facility (the "Facility"). The expanded Facility is syndicated with two banks, BMO and JPMorgan, as joint arrangers and joint book runners, with Bank of Montreal as administrative agent. The Second Amended Credit Agreement provides for an increase from $75 million in available borrowings to $100 million in available borrowings with a $400 million accordion feature, bringing the total potential availability up to $500 million, subject to certain conditions including obtaining commitments from additional lenders. The Second Amended Credit Agreement also extends the maturity date of the Facility from November 29, 2022 to November 7, 2026, with a further one-year extension available at the Company's option, subject to certain conditions including payment of an extension fee. Availability under the amended Facility is limited to 60% of the value of the unencumbered communities which the Company has placed in the Facility's unencumbered asset pool ("Borrowing Base"). The value of the Borrowing Base communities is based on a capitalization rate of 6.5% applied to the Net Operating Income ("NOI") generated by the communities in the Borrowing Base.

On February 24, 2023, the Company amended the Facility to expand available borrowing capacity from $100 million to $180 million. On April 2, 2024, the Company expanded the borrowing capacity on the Facility from $180 million in available borrowings to $260 million in available borrowings. Interest is based on the Company's overall leverage ratio and is equal to the Secured Overnight Financing Rate ("SOFR") plus 1.5% to 2.20%, or BMO's prime lending rate plus 0.50% to 1.20%.

The aggregate principal payments of all loans payable, including the Credit Facility, are scheduled as follows *(in thousands)*:

Year Ended December 31,	
2026	$ 5,870
2027	789
2028	21,805
2029	-0-
2030	-0-
Thereafter	-0-
Total Loans Payable	28,464
Unamortized debt issuance costs	(768)
Loans Payable, net of unamortized debt issuance costs	$ 27,696

Series A Bonds

On February 6, 2022, the Company issued $102.7 million of its new 4.72% Series A Bonds due 2027, or the 2027 Bonds, in an offering to investors in Israel. The Company received $98.7 million, net of offering expenses. The 2027 Bonds are unsecured obligations of the Company denominated in Israeli shekels (NIS) and were issued pursuant to a Deed of Trust dated January 31, 2022 between the Company and Reznik Paz Nevo Trusts Ltd., an Israeli trust company, as trustee. The 2027 Bonds pay interest at a rate of 4.72% per year. Interest on the 2027 Bonds is payable semi-annually on August 31, 2022, and on February 28 and August 31 of the years 2023-2026 (inclusive) and on the final maturity date of February 28, 2027. The principal and interest will be linked to the U.S. Dollar. In the event of a future downgrade by two or more notches in the rating of the 2027 Bonds or a failure by the Company to comply with certain covenants in the Deed of Trust, the interest rate on the 2027 Bonds will be subject to increase. However, any such increases, in the aggregate, would not exceed 1.25% per annum. As of December 31, 2025, the Company is in compliance with these covenants.

Under the Deed of Trust, the Company has the right to redeem the 2027 Bonds, in whole or in part, at any time on or after 60 days from February 9, 2022, the date on which the 2027 Bonds were listed for trading on the Tel Aviv Stock Exchange (the "TASE"). Any such voluntary early redemption by the Company will require payment of the applicable early redemption amount calculated in accordance with the Deed of Trust. The Company does not intend to redeem the 2027 Bonds. Upon the occurrence of an event of default or certain other events, including a delisting of the 2027 Bonds by the TASE, the Company may be required to effect an early repayment or redemption of all or a portion of the 2027 Bonds at their par value plus accrued and unpaid interest. The Deed of Trust permits the Company, subject to certain conditions, to issue additional 2027 Bonds without obtaining approval of the holders of the 2027 Bonds.

The 2027 Bonds are general unsecured obligations of the Company and rank equal in right of payment with all of the Company's existing and future unsecured indebtedness. The Deed of Trust includes certain customary covenants, including financial covenants requiring the Company to maintain certain ratios of debt to net operating income, to shareholders' equity and to earnings, and customary events of default. The 2027 Bonds were offered solely to investors outside the United States and were not offered to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act of 1933).

Series B Bonds

On July 22, 2025, the Company issued approximately $80.2 million aggregate principal amount of its 5.85% Series B Bonds Due 2030 (the "Series B Bonds") in an offering to investors in Israel. The Company received $75.1 million, net of offering discounts, fees and other transaction costs. The Series B Bonds were issued pursuant to a Deed of Trust between the Company and Reznik Paz Nevo Trusts Ltd., an Israeli trust company, as trustee (the "Trustee"), dated July 18, 2025 (the "Series B Deed of Trust"). The Series B Bonds are unsecured obligations of the Company denominated in NIS and rank pari passu with the Series A Bonds and all other unsecured obligations of the Company.

Principal of the Series B Bonds will be payable on June 30, 2030. The Company will pay interest on the Series B Bonds at a rate of 5.85% per annum, payable semi-annually on June 30 and December 31 of each year, beginning December 31, 2025 and continuing through the maturity date. Payments of principal and interest will be made in NIS and will be adjusted for changes in the exchange rate of the U.S. Dollar to the NIS as of each payment date. In the event of any future downgrade by two or more notches in the rating of the Series B Bonds (or if the Series B Bonds cease to be rated due to a failure by the Company to comply with certain reporting and other obligations under the Series B Deed of Trust), the interest rate on the Series B Bonds will be subject to increase by up to 1.25% per annum. In addition, the interest rate on the Series B Bonds will be subject to increase by up to 0.5% per annum upon any failure by the Company to comply with certain financial covenants in the Series B Deed of Trust. The maximum aggregate additional interest payable on the Series B Bonds as a result of any such downgrades (or cessation of rating) and/or any such failures to comply with financial covenants would not exceed a rate of 1.5% per annum. Following any such increase in the interest rate, in the event of a subsequent upgrade or reinstatement of rating and/or compliance with such financial covenants, the interest rate will be reduced. As of December 31, 2025, the Company is in compliance with these covenants.

The Series B Deed of Trust includes certain customary covenants, including financial covenants requiring the Company to maintain specified ratios of debt to net operating income, to shareholders' equity and to earnings, and customary events of default. In addition, if the Company is not in compliance with one or more of the financial covenants, it will be restricted from making dividend payments other than those necessary to comply with the requirements to maintain its status as a REIT for income tax purposes. The covenants and events of default in the Series B Deed of Trust are substantially similar to those in the Series A Deed of Trust except that the threshold amount for an event of default involving the appointment of a receiver over the Company or its assets has been lowered from 50% to 35% of total assets of the Company.

Under the Series B Deed of Trust, the Company has the right to redeem the Series B Bonds, in whole or in part, at any time on or after 60 days from July 22, 2025, the date on which the Series B Bonds were listed for trading on the Tel Aviv Stock Exchange.

The Series B Bonds and the Series B Deed of Trust are in the Hebrew language and are governed by the laws of the State of Israel.

The Series B Bonds were offered solely to investors outside the United States and were not offered to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act).

Mortgages Payable

Mortgages Payable represents the principal amounts outstanding, net of unamortized debt issuance costs. Interest is payable on these mortgages at fixed rates ranging from 2.62% to 6.74%. The weighted average interest rate was 4.8% and 4.2% as of December 31, 2025 and 2024, respectively, including the effect of unamortized debt issuance costs. The weighted average interest rate was 4.7% and 4.2% as of December 31, 2025 and 2024, respectively, not including the effect of unamortized debt issuance costs. The weighted average loan maturity of the mortgages payable was 6.1 and 4.4 years at December 31, 2025 and 2024, respectively.

The following is a summary of mortgages payable at December 31, 2025 and 2024 *(in thousands)*:

| Property | At December 31, 2025 | | Balance at December 31, | |
	Due Date	Interest Rate	2025	2024
Allentown	10/01/25	4.06%	$-0-	$11,348
Brookview Village	04/01/25	3.92%	-0-	2,333
Candlewick Court	09/01/25	4.10%	-0-	3,787
Catalina	04/19/26	3.00%	3,435	3,736
Cedarcrest Village	04/01/25	3.71%	-0-	10,042
Clinton Mobile Home Resort	10/01/25	4.06%	-0-	2,978
Cranberry Village	04/01/25	3.92%	-0-	6,400
D & R Village	03/01/25	3.85%	-0-	6,436
Fairview Manor	11/01/26	3.85%	13,253	13,647
Fohl Village	11/22/32	5.93%	9,118	9,250
Forest Park Village	09/01/25	4.10%	-0-	7,062
Hayden Heights	04/01/25	3.92%	-0-	1,758
Highland Estates	06/01/27	4.12%	13,976	14,360
Holiday Village	09/01/25	4.10%	-0-	6,720
Holiday Village- IN	11/01/25	3.96%	-0-	7,203
Holly Acres Estates	09/01/31	3.21%	5,523	5,656
Kinnebrook Village	04/01/25	3.92%	-0-	3,399
Lake Erie Estates	07/06/25	5.16%	-0-	2,430
Lake Sherman Village	09/01/25	4.10%	-0-	4,670
Northtowne Meadows	09/06/26	4.45%	10,490	10,781
Oak Tree	12/15/32	5.60%	11,504	11,679
Olmsted Falls	04/01/25	3.98%	-0-	1,761
Oxford Village	07/01/29	3.41%	13,611	13,973
Perrysburg Estates	09/06/25	4.98%	-0-	1,422
Pikewood Manor	11/29/28	6.74%	12,386	12,730
Shady Hills	04/01/25	3.92%	-0-	4,192
Suburban Estates	10/01/25	4.06%	-0-	4,731
Sunny Acres	10/01/25	4.06%	-0-	5,266
Trailmont	04/01/25	3.92%	-0-	2,795
Twin Oaks	10/01/29	3.37%	5,280	5,419
Valley Hills	06/01/26	4.32%	2,846	2,927
Waterfalls	06/01/26	4.38%	3,880	3,991
Weatherly Estates	04/01/25	3.92%	-0-	6,820
Woods Edge	04/07/26	3.25%	4,275	4,630
Worthington Arms	09/01/25	4.10%	-0-	7,918
Various (2 properties)	02/01/27	4.56%	11,898	12,213
Various (2 properties)	08/01/28	4.27%	11,584	11,871
Various (2 properties)	07/01/29	3.41%	19,898	20,427
Various (4 properties)+	10/01/32	5.24%	32,259	32,881
Various (6 properties)	08/01/27	4.18%	11,162	11,471
Various (7 properties)	12/01/34	5.46%	91,843	-0-
Various (8 properties)	01/01/34	5.97%	57,743	57,743
Various (10 properties)	06/01/35	5.855%	101,392	-0-
Various (28 properties)*	09/01/30	4.25%	21,849	22,923
Various (28 properties)	09/01/30	2.62%	92,890	95,492
Total Mortgages Payable			562,095	489,271
Unamortized debt issuance costs			(5,966)	(3,731)
Total Mortgages Payable, net of unamortized debt issuance costs			$556,129	$485,540

+ Represents one mortgage payable secured by four properties and one mortgage payable secured by the rental homes therein.
* Rental home addition to the Fannie Mae credit facility consisting of 28 properties.

At December 31, 2025 and 2024, mortgages were collateralized by real property with a carrying value of $1.0 billion and $1.1 billion, respectively, before accumulated depreciation and amortization. Interest costs amounting to $5.9

million, $6.0 million and $5.0 million were capitalized during 2025, 2024 and 2023, respectively, in connection with the Company's expansion program. At December 31, 2025, the Company operated 145 communities, 142 of which are communities in which the Company owns either a 100% or majority interest, of which 63 are unencumbered.

Recent Financing Transactions

During the year ended December 31, 2025

On February 28, 2025, the Company paid off one mortgage totaling approximately $6.4 million. On April 1, 2025, the Company paid down nine mortgages totaling approximately $39.3 million. On May 6, 2025, the Company paid off two mortgages totaling approximately $3.8 million. On August 26, 2025, the Company paid off five mortgages totaling approximately $29.6 million. On September 26, 2025, the Company paid off five mortgages totaling approximately $30.9 million.

On May 15, 2025, the Company completed the addition of ten communities to its Fannie Mae credit facility through Wells Fargo Bank, N.A., for total proceeds of approximately $101.4 million. This interest only loan is at a fixed rate of 5.855% with a 10-year term.

On November 25, 2025, the Company completed the addition of seven communities to its Fannie Mae credit facility through Wells Fargo Bank, N.A., for total proceeds of approximately $91.8 million. This interest only loan is at a fixed rate of 5.46% with a 9-year term.

Including this addition, the total outstanding amount as of December 31, 2025 under the Company's Fannie Mae credit facility was approximately $398.0 million.

The aggregate principal payments of all mortgages payable are scheduled as follows *(in thousands)*:

Year Ended December 31,	
2026	$ 45,875
2027	42,887
2028	29,020
2029	40,954
2030	100,217
Thereafter	303,142
Total	$ 562,095

NOTE 8 – STOCK COMPENSATION PLAN

On May 31, 2023, the shareholders approved the UMH Properties, Inc. 2023 Equity Incentive Award Plan (the "2023 Plan"), authorizing the grant of options, restricted stock or other stock-based awards to participants. The maximum number of shares available for grant under the 2023 Plan is 2.2 million shares. The maximum number of shares underlying awards that may be granted in any one year to a participant is 300,000 shares. Option awards are exercisable after one year of continued employment or service to the Company from the date of grant and typically vest over five years, 20% per year on each anniversary date of grant. The option price shall not be below the fair market value at date of grant. On May 28, 2025, the Company's shareholders approved an amendment to the 2023 Plan which increased the shares of Common Stock available for future awards under the 2023 Plan by 2,250,000 shares.

The 2023 Plan replaced the Company's Amended and Restated 2013 Incentive Award Plan ("A&R 2013 Plan"), which by its terms terminated with respect to new awards on June 13, 2023. Outstanding grants under the A&R 2013 Plan will continue to be subject to the terms of the A&R 2013 Plan. No future awards will be granted under the A&R 2013 Plan, except for those shares previously reserved for outstanding performance-based grants under the A&R 2013 Plan.

The Compensation Committee has the exclusive authority to administer and construe the 2023 Plan and shall determine, among other things: persons eligible for awards and who shall receive them; the terms and conditions of the awards; the time or times and conditions subject to which awards may become vested, deliverable, exercisable, or as to which any may apply, be accelerated or lapse; and amend or modify the terms and conditions of an award with the consent of the participant.

Generally, the term of any stock option may not be more than 10 years from the date of grant. The option price may not be below the fair market value at date of grant. If and to the extent that an award made under the 2023 Plan is forfeited, expires unexercised, or settled in cash in lieu of Shares, such Shares shall, to the extent of such forfeiture, expiration, or cash settlement, be available for future grants of awards under the 2023 Plan.

The Company accounts for stock options and restricted stock in accordance with ASC 718-10, Compensation-Stock Compensation. ASC 718-10 requires that compensation cost for all stock awards be calculated and amortized over the service period (generally equal to the vesting period).

Stock Options

During the year ended December 31, 2025, sixty-one employees were granted options to purchase a total of 866,500 shares. During the year ended December 31, 2025, eight Board of Directors were granted options to purchase a total of 96,000 shares. During the year ended December 31, 2024, sixty employees were granted options to purchase a total of 829,500 shares. During the year ended December 31, 2024, nine Board of Directors were granted options to purchase a total of 99,000 shares. During the year ended December 31, 2023, sixty-nine employees were granted options to purchase a total of 1.4 million shares. These grants vest ratably over five years. The fair value of these options for the years ended December 31, 2025, 2024 and 2023 was approximately $3.3 million, $2.5 million and $4.2 million, respectively, based on assumptions noted below and is being amortized over the vesting period. The remaining unamortized stock option expense was $6.5 million as of December 31, 2025, which will be expensed ratably through 2029.

The Company calculates the fair value of each option grant on the grant date using the Black-Scholes option-pricing model which requires the Company to provide certain inputs, as follows:

- The assumed dividend yield is based on the Company's expectation of an annual dividend rate for regular dividends over the estimated life of the option.

- Expected volatility is based on the historical volatility of the Company's stock over a period relevant to the related stock option grant.

- The risk-free interest rate utilized is the interest rate on U.S. Government Bonds and Notes having the same life as the estimated life of the Company's option awards.

- Expected life of the options granted is estimated based on historical data reflecting actual hold periods.

- Estimated forfeiture is based on historical data reflecting actual forfeitures.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the following years:

	2025	2024	2023
Dividend yield	4.90%	5.33%	3.94%
Expected volatility	27.41%	27.05%	27.14%
Risk-free interest rate	4.36%	4.22%	3.59%
Expected lives	10	10	10
Estimated forfeitures	-0-	-0-	-0-

During the year ended December 31, 2025, options to eleven employees to purchase a total of 39,360 shares were exercised. During the year ended December 31, 2024, options to twenty-four employees to purchase a total of 280,340 shares were exercised. During the year ended December 31, 2023, options to thirteen employees to purchase a total of 71,000 shares were exercised. During the year ended December 31, 2025, options to three employees to purchase a total of 43,660 shares were forfeited. During the year ended December 31, 2024, options to four employees to purchase a total of 18,400 shares were forfeited. During the year ended December 31, 2023, options to two employees to purchase a total of 35,500 shares were expired or forfeited.

A summary of the status of the stock options outstanding under the Company's stock compensation plans as of December 31, 2025, 2024 and 2023 and changes during the years then ended are as follows *(in thousands)*:

| | 2025 | | 2024 | | 2023 | |
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	5,372	$16.01	4,742	$15.74	3,490	$15.96
Granted	963	17.67	928	15.67	1,359	14.36
Exercised	(39)	13.60	(280)	10.41	(71)	10.34
Forfeited	(44)	16.12	(18)	15.29	(16)	18.15
Expired	-0-	-0-	-0-	-0-	(20)	9.82
Outstanding at end of year	6,252	16.28	5,372	16.01	4,742	15.74
Options exercisable at end of year	3,402		2,587		2,195	
Weighted average fair value of options granted during the year		$3.44		$2.72		$3.10

The following is a summary of stock options outstanding as of December 31, 2025 *(in thousands)*:

Date of Grant	Number of Employees	Number of Shares		Option Price	Expiration Date
01/19/17	2	60		14.25	01/19/27
04/04/17	16	380		15.04	04/04/27
04/02/18	14	271		13.09	04/02/28
07/09/18	4	40		15.75	07/09/28
12/10/18	1	25		12.94	12/10/28
01/02/19	2	60		11.42	01/02/29
04/02/19	15	382		13.90	04/02/29
01/17/20	1	10		16.37	01/17/30
03/25/20	32	532		9.70	03/25/30
05/20/20	1	1		11.80	05/20/30
03/18/21	39	156	*	19.36	03/18/31
07/14/21	44	604	*	22.57	07/14/31
03/28/22	41	464	*	23.81	03/28/32
09/09/22	1	100	*	18.52	09/09/32
03/21/23	61	1,303	*	14.36	03/21/33
01/10/24	8	88	*	15.80	01/10/34
03/26/24	57	816	*	15.66	03/26/34
03/06/25	54	539	*	18.30	03/06/35
06/16/25	14	421	*	16.86	06/16/35
		6,252			

* From the date of grant, 20% becomes exercisable each year, over 5 years.

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's Common Stock for the options that were in-the-money. The aggregate intrinsic value of options outstanding as of December 31, 2025, 2024 and 2023 was $7.9 million, $20.0 million and $7.3 million, respectively, of which $6.5 million, $10.9 million and $4.5 million relate to options exercisable. The intrinsic value of options exercised in 2025, 2024 and 2023 was $172,000, $1.8 million and $418,000, respectively, determined as of the date of option exercise. The weighted average remaining contractual term of the above options was 6.2, 6.6 and 6.8 years as of December 31, 2025, 2024 and 2023, respectively. For the years ended December 31, 2025, 2024 and 2023, amounts charged to stock compensation expense relating to stock option grants included in general and administrative expenses, totaled $2.4 million, $2.0 million and $1.8 million, respectively.

Restricted Stock

On January 29, 2021, the Company awarded special restricted stock grants totaling 146,572 shares to five employees for their successful efforts on the August 2020 groundbreaking Federal National Mortgage Association ("Fannie Mae") financing at 2.62%, the proceeds of which were used to redeem our 8% Series B Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 per share. The grant date fair value of the restricted stock grants awarded on January 29, 2021 was $4.3 million, which was expensed over the vesting period. Vesting of these grants was subject to both time and performance-based vesting criteria as follows:

Vesting Date	**Performance Goal to be Met [1]**	**Percent of Shares Vested**
June 30, 2023	Growth in cumulative Normalized Funds from Operations ("Normalized FFO") over the past 3 years is 2% or greater	100%
June 30, 2023	Growth in cumulative Normalized FFO over the past 3 years is 5% or greater	Bonus of 50% of the Restricted Stock (total of 150%)
June 30, 2023	Growth in cumulative Normalized FFO over the past 3 years is 20% or greater	Bonus of 100% of the Restricted Stock (total of 200%)

[1] Growth in cumulative Normalized FFO is measured as the trailing 12-month Normalized FFO per share at June 30, 2023 divided by the trailing 12-month Normalized FFO per share at June 30, 2020, which amount is $0.64/share at June 30, 2020.

As of June 30, 2023, the growth in cumulative Normalized FFO per share over the past 3 years was over 20%. The original grant of 146,572 shares vested on August 10, 2023 with a bonus of 100%.

On January 7, 2025, the Company awarded a total of 26,000 shares of restricted stock to six employees. On January 10, 2024, the Company awarded a total of 26,000 shares of restricted stock to six employees. On January 7, 2025, the Company awarded a total of 179,944 shares of restricted stock to four employees, pursuant to their employment agreements, which were subsequently voluntarily surrendered back to the Company. On March 26, 2024, the Company awarded a total of 413,016 shares of restricted stock to four employees, pursuant to their employment agreements. These shares vest based on a combination of time and achievement of certain performance measures. On January 11, 2023, the Company awarded a total of 25,000 shares of restricted stock to five employees. On March 21, 2023, the Company awarded a total of 98,500 shares of restricted stock to two employees, pursuant to their employment agreements. The grant date fair value of the restricted stock grants awarded to participants (other than the performance based awards granted in January 2021) was $473,000, $6.9 million and $1.8 million for the years ended December 31, 2025, 2024 and 2023, respectively. These grants primarily vest ratably over five years. As of December 31, 2025, there remained a total of $2.1 million of unrecognized restricted stock compensation related to outstanding non-vested restricted stock grants awarded and outstanding at that date. Restricted stock compensation is expected to be expensed over a remaining weighted average period of 1.6 years. For the years ended December 31, 2025, 2024 and 2023, amounts charged to stock compensation expense related to restricted stock grants, which is included in general and administrative expenses, totaled $3.0 million, $2.8 million and $3.1 million, respectively.

A summary of the status of the Company's non-vested restricted stock awards as of December 31, 2025, 2024 and 2023, and changes during the year ended December 31, 2025, 2024 and 2023 are presented below *(in thousands)*:

	2025		2024		2023	
	Shares	**Weighted-Average Grant Date Fair Value**	**Shares**	**Weighted-Average Grant Date Fair Value**	**Shares**	**Weighted-Average Grant Date Fair Value**
Non-vested at beginning of year	709	$16.80	357	$18.41	471	$17.58
Granted	26	18.20	439	15.67	124	16.52
Dividend Reinvested Shares	35	15.79	31	16.99	24	14.57
Vested	(163)	15.36	(118)	17.52	(262)	15.65
Non-vested at end of year	607	$17.18	709	$16.80	357	$18.41

Other Stock-Based Awards

Effective June 20, 2018, a portion of our quarterly directors' fee was paid with our unrestricted Common Stock. During 2025, 38,569 unrestricted shares of Common Stock were granted as directors' fees with a weighted average fair value on the grant date of $17.01 per share. During 2024, 33,084 unrestricted shares of Common Stock were granted as directors' fees with a weighted average fair value on the grant date of $16.46 per share. During 2024, 24,275 unrestricted shares of Common Stock were granted to four employees, pursuant to their employment agreements, with a weighted average fair value on the grant date of $15.66 per share. During 2023, 32,346 unrestricted shares of Common Stock were granted as directors' fees with a weighted average fair value on the grant date of $15.31 per share.

As of December 31, 2025, there were 2.0 million shares available for grant as stock options, restricted stock or other stock-based awards under the 2023 Plan.

Subsequent to year end, on January 21, 2026, the Company awarded 28,000 shares of restricted stock to six employees. These grants vest ratably over five years.

NOTE 9 – 401(k) PLAN

All full-time employees who are over 21 years old are eligible for the Company's 401(k) Plan ("Plan"). Under this Plan, an employee may elect to defer his/her compensation, subject to certain maximum amounts, and have it contributed to the Plan. Employer contributions to the Plan are at the discretion of the Company. During 2025, 2024 and 2023, the Company made matching contributions to the Plan of up to 100% of the first 3% of employee salary and 50% of the next 2% of employee salary. The total expense relating to the Plan, including matching contributions amounted to $1.1 million, $1.1 million and $991,000 in 2025, 2024 and 2023, respectively.

NOTE 10 – RELATED PARTY TRANSACTIONS AND OTHER MATTERS

Employment Agreements

On January 11, 2023, the Company entered into employment agreements with Mr. Samuel A. Landy, Ms. Anna T. Chew, Mr. Craig Koster and Mr. Brett Taft. The agreements are effective as of January 1, 2023 and have initial terms of three years which will be renewed automatically thereafter for additional successive one (1) year terms commencing on the third anniversary and each subsequent anniversary of the effective date unless otherwise terminated pursuant to the terms of each agreement. The agreements provide for base compensation, incentive cash bonuses, long term equity compensation awards, which shall be subject to performance-based and time-based vesting requirements, compensation on termination, including a termination not for cause or voluntary resignation for good reason following a change of control, and certain customary fringe benefits, including vacation, life insurance and health benefits and the right to participate in the Company's 401(k) retirement plan.

Other Matters

Mr. Eugene W. Landy, the Founder and Chairman of the Board of Directors of the Company, owned a 24% interest in the entity that is the landlord of the property where the Company's corporate office space is located. As of January 2023, Mr. Eugene Landy transferred this ownership to his son, Mr. Samuel A. Landy, the President and Chief Executive Officer and a director of the Company, and other family members. The lease of the Company's corporate office space extends through April 30, 2027 and requires monthly lease payments of $23,098 through April 30, 2022 and $23,302 from May 1, 2022 through April 30, 2027. The Company is also responsible for its proportionate share of real estate taxes and common area maintenance. Management believes that the aforesaid rents are no more than what the Company would pay for comparable space elsewhere.

Further, Mr. Eugene W. Landy owns a 9.6% interest, Mr. Samuel A. Landy owns a 4.8% interest, Mr. Daniel Landy, who is also an officer of the Company and is Samuel A. Landy's son, owns a 0.96% interest, and the Samuel Landy Family Limited Partnership (of which Daniel Landy is the sole general partner) owns a 0.96% interest in the OZ Fund. In addition, one of the Company's independent directors owns a 0.96% interest in the OZ Fund.

NOTE 11 – SHAREHOLDERS' EQUITY

On March 5, 2025, the Company filed with the SDAT an amendment (the "2025 Articles of Amendment") to the Company's charter to increase the Company's authorized shares of Common Stock, par value $0.10 per share, by 25 million shares. Also on March 5, 2025, the Company filed with the SDAT Articles Supplementary (the "Articles Supplementary") reclassifying and designating 5 million shares of the Company's Common Stock as shares of Series D Preferred Stock. After giving effect to the 2025 Articles of Amendment and the Articles Supplementary, the authorized capital stock of the Company consists of 205,413,800 shares, classified as 183,713,800 shares of Common Stock, 18,700,000 shares of Series D Preferred Stock, and 3,000,000 shares of Excess Stock.

Common Stock

On February 8, 2022, the Company's Common Stock was approved for listing on the TASE. Trading of the Common Stock on the TASE began on February 9, 2022. The Company's Common Stock continues to be listed on the NYSE.

The Company has a Dividend Reinvestment and Stock Purchase Plan ("DRIP"), as amended. Under the terms of the DRIP, shareholders who participate may reinvest all or part of their dividends in additional shares of the Company at a discounted price (approximately 95% of market value) directly from the Company, from authorized but unissued shares of the Company's Common Stock. Shareholders may also purchase additional shares at this discounted price by making optional cash payments monthly. Optional cash payments must be not less than $500 per payment nor more than $1,000 unless a request for waiver has been accepted by the Company.

Amounts received in connection with the DRIP for the years ended December 31, 2025, 2024 and 2023 were as follows (*in thousands*):

	2025	2024	2023
Amounts Received	$9,334	$10,213	$9,046
Less: Dividends Reinvested	(3,519)	(3,214)	(2,652)
Amounts Received, net	$5,815	$6,999	$6,394
Number of Shares Issued	591	623	612

Common Stock At-The-Market Sales Program

On September 16, 2024, the Company terminated the use of its successful then-existing at-the-market sale program for its Common Stock and entered into a new equity distribution agreement ("September 2024 Common ATM Program") with BMO Capital Markets Corp., J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, B. Riley Securities, Inc., Compass Point Research & Trading, LLC, and Janney Montgomery Scott LLC, as Distribution Agents, under which the Company may offer and sell shares of the Company's Common Stock, $0.10 par value per share, having an aggregate sales price of up to $150 million from time to time through the Distribution Agents, as agents or principals.

Sales of the shares of Common Stock under the Distribution Agreement for the September 2024 Common ATM Program will be in "at the market offerings" as defined in Rule 415 under the Securities Act, including, without limitation, sales made directly on or through the NYSE or to or through a market maker or any other method permitted by law, including, without limitation, negotiated transactions and block trades. The Distribution Agents are not required to sell any specific number or dollar amount of securities, but will use commercially reasonable efforts consistent with their normal trading and sales practices, on mutually agreed terms between the Distribution Agents and the Company. For the year ended December 31, 2025, 2.6 million shares of Common Stock were issued and sold under the September 2024 Common ATM Program at a weighted average price of $17.59 per share, generating gross proceeds of $45.1 million and net proceeds of $44.1 million, after offering expenses.

As of December 31, 2025, $44.6 million of Common Stock remained eligible for sale under the September 2024 Common ATM Program.

Issuer Purchases of Equity Securities

On September 22, 2025, the Board of Directors increased our Common Stock Repurchase Program (the "Repurchase Program") so that the Company is authorized to repurchase up to $100 million in the aggregate of the Company's Common Stock. Purchases under the Repurchase Program were permitted to be made using a variety of methods, which may include open market purchases, privately negotiated transactions or block trades, or by any combination of such methods, in accordance with applicable insider trading and other securities laws and regulations. The size, scope and timing of any purchases would be based on business, market and other conditions and factors, including price, regulatory and contractual requirements or consents, and capital availability. The Repurchase Program did not require the Company to acquire any particular amount of Common Stock and may be suspended, modified or discontinued at any time at the Company's discretion without prior notice. During 2025, the Company repurchased approximately 320,000 shares of our Common Stock at an aggregate cost of $4.8 million, or a weighted average price of $15.06 per share. The last repurchase was made on December 3, 2025.

Preferred Stock

6.375% Series D Cumulative Redeemable Preferred Stock

On January 22, 2018, the Company issued 2 million shares of its Series D Preferred Stock at an offering price of $25.00 per share in an underwritten registered public offering. The Company received net proceeds from the sale of these 2 million shares, after deducting the underwriting discount and other estimated offering expenses, of approximately $48.2 million and has used the net proceeds of the offering for general corporate purposes, which included the purchase of manufactured homes for sale or lease to customers, expansion of its existing communities, acquisitions of additional properties and repayment of indebtedness on a short-term basis.

Dividends on the Series D Preferred Stock shares are cumulative from January 22, 2018 and are payable quarterly in arrears on March 15, June 15, September 15, and December 15 at an annual rate of $1.59375 per share.

The Series D Preferred Stock, par value $0.10 per share, has no maturity and will remain outstanding indefinitely unless redeemed or otherwise repurchased. On and after January 22, 2023, the Series D Preferred Stock is redeemable at the Company's option for cash, in whole or, from time to time, in part, at a price per share equal to $25.00, plus all accrued and unpaid dividends (whether or not declared) to the date of redemption.

Upon the occurrence of a Delisting Event or Change of Control, each as defined in the Prospectus pursuant to which the shares of Series D Preferred Stock were offered, each holder of the Series D Preferred Stock will have the right to convert all or part of the shares of the Series D Preferred Stock held into Common Stock of the Company, unless the Company elects to redeem the Series D Preferred Stock.

Holders of the Series D Preferred Stock generally have no voting rights, except if the Company fails to pay dividends for nine or more quarterly periods, whether or not consecutive, or with respect to certain specified events.

During 2025, 2024 and 2023, the Company sold additional shares of Series D Preferred Stock pursuant to its at-the-market sales programs, and amended its charter in connection therewith, as previously described.

Preferred Stock At-The-Market Sales Programs

On January 10, 2023, the Company entered into an At Market Issuance Sales Agreement ("2023 Preferred ATM Program") with B. Riley. Under the 2023 Preferred ATM Program, the Company may offer and sell shares of the Company's 6.375% Series D Cumulative Redeemable Preferred Stock, $0.10 par value per share, with a liquidation preference of $25.00 per share (the "Series D Preferred Stock"), having an aggregate sales price of up to $100 million from time to time through B. Riley, as agent or principal. Sales of the shares of Series D Preferred Stock in the 2023 Preferred ATM Program were made in "at the market offerings" as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), including, without limitation, sales made directly on or through the New York Stock Exchange (the "NYSE") or on any other existing trading market for the Series D Preferred Stock, as applicable, or to or through a market maker or any other method permitted by law, including, without limitation, negotiated transactions and block trades. B. Riley was not required to sell any specific number or dollar amount of securities, but agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between B. Riley and the Company. During 2025, the Company issued and sold 49,000 shares of its Series D Preferred Stock under the 2023 Preferred ATM Program at a weighted average price of $23.03 per share, generating gross proceeds of $1.1 million and net proceeds of $982,000, after offering expenses.

On March 5, 2025, the Company terminated the use of the 2023 Preferred ATM Program and entered into an At Market Issuance Sales Agreement (the "2025 Preferred ATM Program") with B. Riley, as distribution agent, under which the Company may offer and sell shares of the Company's Series D Preferred Stock having an aggregate sales price of up to $100 million from time to time through B. Riley, as agent or principal. Sales of the shares of Series D Preferred Stock under the 2025 Preferred ATM Program, if any, will be in "at the market offerings" as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), including, without limitation, sales made directly on or through the New York Stock Exchange (the "NYSE") or on any other existing trading market for the Series D Preferred Stock, as applicable, or to or through a market maker or any other method permitted by law, including, without limitation, negotiated transactions and block trades. B. Riley is not required to sell any specific number or dollar amount of securities, but will use commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between B. Riley and the Company. At the time of termination of the 2023 Preferred ATM Program, approximately $16.5 million of Series D Preferred Stock remained unsold under the 2023 Preferred ATM Program. During 2025, the Company issued and sold 44,000 shares of its Series D Preferred Stock under the 2025 Preferred ATM Program at a weighted average price of $22.81 per share, generating gross proceeds of $999,000 and net proceeds of $969,000, after offering expenses.

Under the 2023 Preferred ATM Program and the 2025 Preferred ATM Program, during 2025, a total of 93,000 shares of Preferred Stock were issued and sold at a weighted average price of $22.93 per share, generating gross proceeds of $2.1 million and net proceeds of $2.0 million, after offering expenses.

As of December 31, 2025, $99.0 million of Preferred Stock remained eligible for sale under the 2025 Preferred ATM Program.

NOTE 12 – DISTRIBUTIONS

Common Stock

The following cash distributions, including dividends reinvested, were paid to common shareholders during the years ended December 31, 2025, 2024 and 2023 *(in thousands except per share amounts)*:

	2025		2024		2023	
Quarter Ended	**Amount**	**Per Share**	**Amount**	**Per Share**	**Amount**	**Per Share**
March 31	$17,691	$0.215	$14,215	$0.205	$12,226	$0.205
June 30	18,893	0.225	15,149	0.215	12,460	0.205
September 30	19,077	0.225	15,951	0.215	13,419	0.205
December 31	19,087	0.225	16,974	0.215	13,619	0.205
	$74,748	$0.89	$62,289	$0.85	$51,724	$0.82

These amounts do not include the discount on shares purchased through the Company's DRIP.

Subsequent to year end, on January 21, 2026, the Board of Directors declared a quarterly dividend of $0.225 per share on the Company's Common Stock payable March 16, 2026 to shareholders of record as of the close of business on February 17, 2026.

Preferred Stock

The following dividends were paid to holders of our Series D Preferred Stock during the years ended December 31, 2025, 2024 and 2023 *(in thousands except per share amounts)*:

Declaration Date	Record Date	Payment Date	Dividend	Dividend per Share
1/7/2025	2/18/2025	3/17/2025	$5,129	$0.3984375
4/1/2025	5/15/2025	6/16/2025	5,129	0.3984375
7/1/2025	8/15/2025	9/15/2025	5,129	0.3984375
10/1/2025	11/17/2025	12/15/2025	5,146	0.3984375
			$20,533	$1.59375
1/10/2024	2/15/2024	3/15/2024	$4,673	$0.3984375
4/1/2024	5/15/2024	6/17/2024	4,712	0.3984375
7/1/2024	8/15/2024	9/16/2024	4,782	0.3984375
10/1/2024	11/15/2024	12/16/2024	4,996	0.3984375
			$19,163	$1.59375
1/15/2023	2/15/2023	3/15/2023	$3,836	$0.3984375
4/1/2023	5/15/2023	6/15/2023	4,051	0.3984375
7/1/2023	8/15/2023	9/15/2023	4,364	0.3984375
10/3/2023	11/15/2023	12/15/2023	4,472	0.3984375
			$16,723	$1.59375

Subsequent to year end, on January 21, 2026, the Board of Directors declared a quarterly dividend of $0.3984375 per share for the period from December 1, 2025 through February 28, 2026, on the Company's Series D Preferred Stock payable March 16, 2026 to shareholders of record as of the close of business on February 17, 2026.

NOTE 13 – FEDERAL INCOME TAXES

Characterization of Distributions

The following table characterizes the distributions paid for the years ended December 31, 2025, 2024 and 2023:

	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
Common Stock						
Ordinary income	$ 0.175857	19.76%	$ 0.16685	19.63%	$ 0.22256	27.14%
Return of capital	0.714143	80.24%	0.68315	80.37%	0.59744	72.86%
	$ 0.89	100.00%	$ 0.85	100.00%	$ 0.82	100.00%
Preferred Stock - Series D						
Ordinary income	$ 1.593750	100.0%	$ 1.593750	100.0%	$ 1.593750	100.0%
Return of capital	-0-	-0-%	-0-	-0-%	-0-	-0-%
	$ 1.593750	100.00%	$ 1.593750	100.00%	$ 1.593750	100.00%

In addition to the above, taxable income from non-REIT activities conducted by S&F, a Taxable REIT Subsidiary ("TRS"), is subject to federal, state and local income taxes. Deferred income taxes pertaining to S&F are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors. For the years ended December 31, 2025 and December 31, 2024, S&F had operating income for financial reporting purposes of $1.9 million and $1.8 million, respectively. For the year ended December 31, 2023, S&F had an operating loss for financial reporting purposes of $648,000. Therefore, a valuation allowance has been established against any deferred tax assets relating to S&F. For the years ended December 31, 2025, 2024 and 2023, S&F recorded $100,000, $112,000 and $68,000, respectively, in federal, state and franchise taxes.

NOTE 14 – COMMITMENTS, CONTINGENCIES AND LEGAL MATTERS

The Company is subject to claims and litigation in the ordinary course of business. Management does not believe that any such claim or litigation will have a material adverse effect on the business, assets, or results of operations of the Company.

The Company had an agreement with 21st Mortgage under which 21st Mortgage provided financing for home purchasers in the Company's communities. The Company did not receive referral fees or other cash compensation under the agreement. If 21st Mortgage made loans to purchasers and those purchasers defaulted on their loans and 21st Mortgage repossessed the homes securing such loans, the Company agreed to purchase from 21st Mortgage each such repossessed home for a price equal to 80% to 95% of the amount under each such loan, subject to certain adjustments. As of December 31, 2025, the total loan balance under this agreement was approximately $1.9 million. Additionally, 21st Mortgage previously made loans to purchasers in certain communities we acquired. In conjunction with these acquisitions, the Company has agreed to purchase from 21st Mortgage each repossessed home, if those purchasers default on their loans. The purchase price ranges from 55% to 100% of the amount under each such loan, subject to certain adjustments. As of December 31, 2025, the total loan balance owed to 21st Mortgage with respect to homes in these acquired communities was approximately $406,000. This program was terminated on June 22, 2023. The Company's repurchase obligations for the outstanding loans that were originated by 21st Mortgage remain in effect.

The Company entered into a Manufactured Home Retailer Agreement (the "MHRA") with 21st Mortgage on January 24, 2023, under which 21st Mortgage provides financing for home purchasers in the Company's communities. 21st Mortgage has no recourse against the Company under the MHRA except in instances where the Customer defaults before two scheduled monthly payments are paid by the purchaser and the default is based on any dispute between S&F and the purchaser surrounding the terms or execution of the purchase and sale of the home. Upon such a default, S&F is to take assignment of the loan from 21st Mortgage for the unpaid principal balance plus accrued interest. As of December 31, 2025, no loans have been originated under the MHRA.

S&F entered into a Chattel Loan Origination, Sale and Servicing Agreement ("COP Program") with Triad Financial Services, effective January 1, 2016. Neither the Company, nor S&F, receive referral fees or other cash compensation under the agreement. If the loan is approved under the COP Program, then it is originated by Triad, purchased by S&F and then assigned by S&F to the Company. Included in Notes and Other Receivables is approximately $98.2 million of loans that the Company acquired under the COP Program as of December 31, 2025.

The Company and one of its subsidiaries are parties to a Limited Liability Company Agreement dated as of December 8, 2021 with an affiliate of Nuveen (the "2021 LLC Agreement"), which governs the initial joint venture entity between the Company and Nuveen. The 2021 LLC Agreement provided for the parties to initially fund up to $70 million of equity capital for acquisitions during a 24-month commitment period, with Nuveen having the option, subject to certain conditions, to elect to increase the parties' total commitments by up to an additional $100 million and to extend the commitment period for up to an additional four years. The Company is required to fund 40% of the committed capital and Nuveen is required to fund 60%. All such funding will be on a parity basis. Since the execution of the 2021 LLC Agreement, this joint venture entity has acquired two properties. The Company and Nuveen have continued to seek, and are continuing to seek, opportunities to acquire additional manufactured housing and/or recreational vehicle communities that are under development and/or newly developed and meet certain other investment guidelines. The Company and Nuveen have informally agreed that any future acquisitions would be made by one or more new joint venture entities to be formed for that purpose and that the existing joint venture entity formed in December 2021 under the 2021 LLC Agreement will not consummate additional acquisitions but will maintain its existing property portfolio. The Company and Nuveen also informally agreed that, unless otherwise determined in connection with any specific future investment, capital for any such new joint venture entity would continue to be funded 60% by Nuveen and 40% by the Company on a parity basis and that other terms would be similar to those of the LLC Agreement entered into in 2021, except that the amounts of the parties' respective capital commitments will be determined on a property-by-property basis. In 2023, the Company and Nuveen formed a second joint venture entity, governed by a new Limited Liability Company Agreement dated as of November 29, 2023 (the "2023 LLC Agreement") entered into between a wholly owned subsidiary of the Company and an affiliate of Nuveen, focused on the development and operation of a new manufactured housing community located in Honey Brook, Pennsylvania. The community contains 113 manufactured home sites situated on approximately 61 acres. This community, named Honey Ridge, opened for occupancy in June 2025 with 22 homes on-site, of which ten have been sold. As with the 2021 LLC Agreement, capital contributions to the joint venture entity formed under the 2023 LLC Agreement for this project are funded 60% by Nuveen and 40% by the Company on a parity basis and the other terms (including restrictions on the Company's right to acquire manufacturing housing communities that meet the 2023 LLC Agreement's investment guidelines without first offering Nuveen an opportunity to participate in the acquisition) are similar to those set forth in the 2021 LLC Agreement (See Note 5).

NOTE 15 - FAIR VALUE MEASUREMENTS

The Company follows ASC 825, Fair Value Measurements, for financial assets and liabilities recognized at fair value on a recurring basis. The Company measures certain financial assets and liabilities at fair value on a recurring basis, including marketable securities. The fair value of these certain financial assets and liabilities was determined using the following inputs at December 31, 2025 and 2024 *(in thousands)*:

| | | Fair Value Measurements at Reporting Date Using | | |
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2025:				
Equity Securities - Preferred Stock	$633	$633	$-0-	$-0-
Equity Securities - Common Stock	23,125	23,125	-0-	-0-
Total	$23,758	$23,758	$-0-	$-0-
December 31, 2024:				
Equity Securities - Preferred Stock	$509	$509	$-0-	$-0-
Equity Securities - Common Stock	31,374	31,374	-0-	-0-
Total	$31,883	$31,883	$-0-	$-0-

In addition to the Company's investment in marketable securities at fair value, the Company is required to disclose certain information about fair values of its other financial instruments, as defined in ASC 825-10, Financial Instruments. Estimates of fair value are made at a specific point in time, based upon, where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. All of the Company's marketable securities have quoted market prices. However, for a portion of the Company's other financial instruments, no quoted market value exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic conditions, perceived risks associated with these financial instruments and their counterparties, future expected loss experience and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies is likely to result in significantly different fair value estimates.

The fair value of cash and cash equivalents and notes receivable approximates their current carrying amounts since all such items are short-term in nature. The fair value of variable rate loans payable approximate their current carrying amounts since such amounts payable are at approximately a weighted-average current market rate of interest. As of December 31, 2025, the estimated fair value of fixed rate mortgages payable amounted to $557.5 million and the carrying value of fixed rate mortgages payable amounted to $562.1 million.

NOTE 16 – SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest during the years ended December 31, 2025, 2024 and 2023 was $31.9 million, $30.7 million and $35.5 million, respectively. Interest cost capitalized to land development during the years ended December 31, 2025, 2024 and 2023 was $5.9 million, $6.0 million and $5.0 million, respectively.

During the year ended December 31, 2025, 2024 and 2023, stock compensation of $3.8 million, $2.8 million and $0 was capitalized to land development, respectively.

During the year ended December 31, 2025, 2024 and 2023, compensation for payroll and related benefits of $4.9 million, $4.8 million and $3.4 million was capitalized to land development, respectively.

During the years ended December 31, 2025, 2024 and 2023, land development costs of $56.0 million, $50.6 million and $27.9 million, respectively were transferred to investment property and equipment and placed in service.

During the years ended December 31, 2025, 2024 and 2023, the Company had dividend reinvestments of $3.5 million, $3.2 million and $2.7 million, respectively, which required no cash transfers.

NOTE 17 – SUBSEQUENT EVENTS

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were issued.

Preferred ATM Program

Since January 1, 2026, the Company issued and sold an additional 66,000 shares of its Preferred Stock under the 2025 Preferred ATM Program at a weighted average price of $22.51 per share, generating gross proceeds and net proceeds of $1.5 million, after offering expenses. As of February 25, 2026, $97.5 million of Preferred Stock remained eligible for sale under the 2025 Preferred ATM Program.

Restricted Stock Awards

On January 21, 2026, the Company awarded 28,000 shares of restricted stock to six employees. The grant date fair value of these grants was $452,200. These grants vest ratably over five years.

On January 30, 2026, the Company awarded 69,843 shares of restricted stock to four employees pursuant their employment agreements. The grant date fair value of these grants was $1.1 million. These grants vest ratably over three years.

NOTE 18– PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following unaudited pro forma condensed financial information reflects the acquisitions during 2025. This information has been prepared utilizing the historical financial statements of the Company and the effect of additional revenue and expenses from the properties acquired during this period, after giving effect to certain adjustments including (a) rental and related income; (b) community operating expenses; (c) interest expense resulting from the assumed increase in mortgages and loans payable related to the new acquisitions and (d) depreciation expense related to the new acquisitions. The unaudited pro forma condensed financial information is not indicative of the results of operations that would have been achieved had the acquisitions reflected herein been consummated on the dates indicated or that will be achieved in the future *(in thousands)*.

| | For the years ended December 31, | |
	2025	2024
Rental and Related Income	$227,873	$210,391
Community Operating Expenses	96,466	88,556
Net Income Attributable to Common Shareholders	5,422	979
Net Income Attributable to Common Shareholders per Share:		
Basic and Diluted	0.06	0.01

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025 *(in thousands)*

	Column A		Column B		Column C		Column D
	Description				**Initial Cost**		
						Site, Land & Building Improvements	**Capitalization Subsequent to**
Name	**Location**		**Encumbrances**		**Land**	**and Rental Homes**	**Acquisition**
Albany Dunes	Albany, GA	$		$	437	$ 2,163	$ 75
Allentown	Memphis, TN		91,843	(4)	250	2,569	24,841
Arbor Estates	Doylestown, PA				2,650	8,266	5,445
Auburn Estates	Orrville, OH				114	1,174	2,000
Bayshore Estates	Sandusky, OH				561	9,553	8,610
Birchwood Farms	Birch Run, MI		-0-	(3)	70	2,797	5,554
Boardwalk	Elkhart, IN		11,898	(7)	1,796	4,768	973
Broadmore Estates	Goshen, IN				1,120	11,136	16,554
Brookside Village	Berwick, PA		-0-	(6)	372	4,776	7,731
Brookview Village	Greenfield Center, NY			(2)	38	233	15,849
Camelot Village	Anderson, IN		-0-	(8)	824	2,480	4,685
Camelot Woods	Altoona, PA				573	2,767	5,224
Candlewick Court	Owosso, MI			(4)	159	7,087	12,687
Carsons	Chambersburg, PA		21,849	(1)	176	2,411	3,751
Catalina	Middletown, OH		3,435		1,008	11,735	26,760
Cedar Grove	Mantua, NJ				909	16,091	611
Cedarcrest Village	Vineland, NJ		101,392	(2)	320	1,866	4,538
Center Manor	Monaca, PA				198	5,602	3,994
Chambersburg I & II	Chambersburg, PA		-0-	(1)	108	2,397	3,495
Chelsea	Sayre, PA		-0-	(5)	124	2,049	3,889
Cinnamon Woods	Conowingo, MD		-0-	(1)	1,884	2,116	9,866
City View	Lewistown, PA				137	613	1,895
Clinton MH Resort	Tiffin, OH			(4)	142	3,302	1,213
Collingwood	Horseheads, NY		-0-	(1)	196	2,318	5,538
Colonial Heights	Wintersville, OH		-0-	(3)	67	2,383	9,162
Conowingo Court	Conowingo, MD				1,362	5,793	3,602
Countryside Estates	Muncie, IN				174	1,926	9,843
Countryside Estates	Ravenna, OH		-0-	(1)	205	2,896	7,778
Countryside Village	Columbia, TN		92,890	(1)	394	6,917	14,444
Cranberry Village	Cranberry Township, PA			(2)	182	1,923	4,986
Crestview	Athens, PA		-0-	(1)	188	2,258	4,148
Cross Keys Village	Duncansville, PA				61	378	5,536
Crossroads Village	Mount Pleasant, PA		-0-	(1)	183	1,403	198
D & R Village	Clifton Park, NY			(2)	392	704	4,710
Dallas Mobile Home	Toronto, OH		-0-	(1)	276	2,729	5,097
Deer Meadows	New Springfield, OH		-0-	(1)	226	2,299	5,682
Deer Run	Dothan, AL				298	4,242	18,349
Duck River Estates	Columbia, TN				416	-0-	9,014
Evergreen Estates	Lodi, OH		-0-	(1)	99	1,121	785
Evergreen Manor	Bedford, OH				49	2,372	2,056
Evergreen Village	Mantua, OH		-0-	(1)	105	1,277	3,742
Fairview Manor	Millville, NJ		13,253		216	1,167	13,193
Fifty-One Estates	Elizabeth, PA		-0-	(1)	1,214	5,746	5,692
Fohl Village	Canton, OH		9,118		1,018	18,052	4,786
Forest Creek	Elkhart, IN		-0-	(3)	440	7,004	4,517
Forest Park Village	Cranberry Township, PA			(4)	75	977	12,857
Fox Chapel Village	Cheswick, PA				372	4,082	5,881
Frieden Manor	Schuylkill Haven, PA		11,162	(5)	643	5,294	6,868
Friendly Village	Perrysburg, OH				1,215	18,141	39,416
Garden View Estates	Orangeburg, SC				156	5,044	10,951
Green Acres	Chambersburg, PA				63	584	265
Gregory Courts	Honey Brook, PA				370	1,220	1,504

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025 *(in thousands)*

Column A		Column B		Column C		Column D
Description				**Initial Cost**		
Name	**Location**	**Encumbrances**		**Land**	**Site, Land & Building Improvements and Rental Homes**	**Capitalization Subsequent to Acquisition**
Hayden Heights	Dublin, OH	$	(2)	248	2,148	1,983
Heather Highlands	Inkerman, PA			573	2,152	20,317
Hidden Creek	Erie, MI			614	20,717	13,903
High View Acres	Export, PA	-0-	(1)	825	4,264	1,415
Highland	Elkhart, IN			510	7,084	8,274
Highland Estates	Kutztown, PA	13,976		145	1,695	12,670
Hillcrest Crossing	Lower Burrell, PA	-0-	(1)	961	1,464	14,388
Hillcrest Estates	Marysville, OH	-0-	(1)	1,277	3,034	6,509
Hillside Estates	Greensburg, PA	-0-		484	2,679	8,400
Holiday Village	Nashville, TN		(4)	1,632	5,618	21,625
Holiday Village	Elkhart, IN			491	13,808	15,381
Holly Acres Estates	Erie, PA	5,523		194	3,591	1,765
Hudson Estates	Peninsula, OH	-0-	(1)	141	3,516	8,484
Huntingdon Pointe	Tarrs, PA	-0-	(1)	399	865	4,901
Independence Park	Clinton, PA	-0-		686	2,784	8,929
Iris Winds	Sumter, SC			121	3,324	13,544
Kinnebrook	Monticello, NY		(2)	236	1,403	15,591
Lake Erie Estates	Fredonia, NY			104	4,391	6,490
Lake Sherman Village	Navarre, OH			290	1,458	21,002
Lakeview Meadows	Lakeview, OH	-0-	(1)	574	1,104	8,840
Laurel Woods	Cresson, PA			433	2,070	9,986
Little Chippewa	Orrville, OH			113	1,135	2,812
Mandell Trails	Butler, PA			2,470	4,905	5,859
Maple Manor	Taylor, PA	32,259	(6)	674	9,433	12,138
Maplewood Village	Mantua, NJ			495	7,105	305
Marysville Estates	Marysville, OH	-0-	(1)	810	4,556	16,057
Maybelle Manor	Conowingo, MD			700	4,070	90
Meadowood	New Middletown, OH	-0-	(3)	152	3,191	7,341
Meadows	Nappanee, IN			549	6,721	15,034
Meadows of Perrysburg	Perrysburg, OH			2,146	5,541	6,571
Melrose Village	Wooster, OH			767	5,429	9,888
Melrose West	Wooster, OH			94	1,040	226
Memphis Blues	Memphis, TN			78	810	21,515
Mighty Oak	Albany, GA			232	3,418	7,457
Monroe Valley	Jonestown, PA	-0-	(5)	114	994	857
Moosic Heights	Avoca, PA	-0-	(6)	330	3,794	6,412
Mount Pleasant Village	Mount Pleasant, PA	-0-	(1)	280	3,502	2,380
Mountaintop	Narvon, PA	-0-	(5)	134	1,665	2,122
New Colony	West Mifflin, PA	-0-	(1)	429	4,129	4,595
Northtowne Meadows	Erie, MI	10,490		1,272	23,859	10,394
Oak Ridge Estates	Elkhart, IN	-0-	(3)	500	7,524	5,079
Oak Tree	Jackson, NJ	11,504		1,134	21,766	2,415
Oakwood Lake Village	Tunkhannock, PA			379	1,639	4,221
Olmsted Falls	Olmsted Falls, OH		(2)	569	3,031	3,702
Oxford Village	West Grove, PA	13,611		175	991	3,680
Parke Place	Elkhart, IN	-0-	(7)	4,317	10,341	17,114
Perrysburg Estates	Perrysburg, OH			399	4,047	9,228
Pikewood Manor	Elyria, OH	12,386		1,053	22,068	28,539
Pine Ridge/Pine Manor	Carlisle, PA			38	198	12,481
Pine Valley Estates	Apollo, PA			670	1,337	17,276
Pleasant View Estates	Bloomsburg, PA	-0-	(6)	282	2,175	4,815
Port Royal Village	Belle Vernon, PA			150	2,492	22,220
Redbud Estates	Anderson, IN	11,584	(8)	1,739	15,091	11,031
River Bluff Estates	Memphis, TN	-0-		230	-0-	4,263
River Valley Estates	Marion, OH			236	785	12,692
Rolling Hills Estates	Carlisle, PA	-0-	(1)	301	1,419	4,830
Rostraver Estates	Belle Vernon, PA	-0-		814	2,204	3,493
Saddle Creek	Dothan, AL			713	3,165	5,866

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025 *(in thousands)*

Column A		Column B		Column C		Column D
Description				Initial Cost		
Name	Location	Encumbrances		Land	Site, Land & Building Improvements and Rental Homes	Capitalization Subsequent to Acquisition
Sandy Valley Estates	Magnolia, OH	$		270	1,941	18,897
Shady Hills	Nashville, TN		(2)	337	3,379	6,972
Somerset/Whispering	Somerset, PA	-0-	(1)	1,485	2,050	14,866
Southern Terrace	Columbiana, OH	-0-	(3)	63	3,387	1,172
Southwind Village	Jackson, NJ	19,898	(9)	100	603	4,005
Spreading Oaks Village	Athens, OH			67	1,327	5,677
Springfield Meadows	Springfield, OH			1,230	3,093	8,621
Suburban Estates	Greensburg, PA		(4)	299	5,837	7,825
Summit Estates	Ravenna, OH	-0-	(1)	198	2,779	6,399
Summit Village	Marion, IN			522	2,821	6,131
Sunny Acres	Somerset, PA		(4)	287	6,114	5,648
Sunnyside	Eagleville, PA			450	2,674	1,498
Trailmont	Goodlettsville, TN		(2)	411	1,867	5,355
Twin Oaks I & II	Olmsted Falls, OH	5,280		823	3,527	2,675
Twin Pines	Goshen, IN	57,743	(3)	650	6,307	8,323
Valley High	Ruffs Dale, PA	-0-		284	2,267	3,387
Valley Hills	Ravenna, OH	2,846		996	6,542	14,163
Valley Stream	Mountaintop, PA			323	3,191	1,971
Valley View - HB	Honey Brook, PA	-0-	(3)	1,380	5,348	8,069
Valley View I	Ephrata, PA	-0-	(5)	191	4,359	2,877
Valley View II	Ephrata, PA	-0-	(5)	72	1,746	124
Voyager Estates	West Newton, PA	-0-	(1)	742	3,143	9,443
Waterfalls Village	Hamburg, NY	3,880		424	3,812	9,720
Wayside	Bellefontaine, OH	-0-	(1)	196	1,080	4,377
Weatherly Estates	Lebanon, TN		(2)	1,184	4,034	5,604
Wellington Estates	Export, PA			896	6,179	9,044
Wood Valley	Caledonia, OH			260	1,753	10,410
Woodland Manor	West Monroe, NY	-0-	(1)	77	841	8,350
Woodlawn Village	Eatontown, NJ	-0-	(9)	157	281	3,099
Woods Edge	West Lafayette, IN	4,275		1,808	13,321	21,905
Worthington Arms	Lewis Center, OH			437	12,706	12,101
Youngstown Estates	Youngstown, NY			269	1,606	3,217
		$ 562,095		$ 77,989	$ 622,855	$ 1,152,160

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025 *(in thousands)*

Column A		Column E (10) (11)			Column F
Description		**Gross Amount at Which Carried at 12/31/25**			
			Site, Land		
			& Building		
			Improvements		Accumulated
Name	**Location**	**Land**	**and Rental Homes**	**Total**	**Depreciation**
Albany Dunes	Albany, GA	$ 441	$ 2,234	$ 2,675	$ (14)
Allentown	Memphis, TN	1,270	26,390	27,660	(10,437)
Arbor Estates	Doylestown, PA	2,650	13,711	16,361	(4,821)
Auburn Estates	Orrville, OH	114	3,174	3,288	(886)
Bayshore Estates	Sandusky, OH	562	18,162	18,724	(2,398)
Birchwood Farms	Birch Run, MI	70	8,351	8,421	(2,945)
Boardwalk	Elkhart, IN	1,796	5,741	7,537	(1,636)
Broadmore Estates	Goshen, IN	1,120	27,690	28,810	(10,682)
Brookside Village	Berwick, PA	372	12,507	12,879	(3,997)
Brookview Village	Greenfield Center, NY	123	15,997	16,120	(5,409)
Camelot Village	Anderson, IN	828	7,161	7,989	(1,167)
Camelot Woods	Altoona, PA	766	7,798	8,564	(1,124)
Candlewick Court	Owosso, MI	159	19,774	19,933	(5,928)
Carsons	Chambersburg, PA	176	6,162	6,338	(2,077)
Catalina	Middletown, OH	1,008	38,495	39,503	(10,384)
Cedar Grove	Mantua, NJ	937	16,674	17,611	(504)
Cedarcrest Village	Vineland, NJ	408	6,316	6,724	(3,663)
Center Manor	Monaca, PA	201	9,593	9,794	(961)
Chambersburg I & II	Chambersburg, PA	925	5,075	6,000	(1,633)
Chelsea	Sayre, PA	124	5,938	6,062	(1,856)
Cinnamon Woods	Conowingo, MD	1,884	11,982	13,866	(1,214)
City View	Lewistown, PA	137	2,508	2,645	(916)
Clinton MH Resort	Tiffin, OH	142	4,515	4,657	(1,889)
Collingwood	Horseheads, NY	196	7,856	8,052	(2,422)
Colonial Heights	Wintersville, OH	67	11,545	11,612	(4,019)
Conowingo Court	Conowingo, MD	1,381	9,376	10,757	(157)
Countryside Estates	Muncie, IN	174	11,769	11,943	(3,427)
Countryside Estates	Ravenna, OH	205	10,674	10,879	(3,475)
Countryside Village	Columbia, TN	193	21,562	21,755	(9,078)
Cranberry Village	Cranberry Township, PA	182	6,909	7,091	(4,080)
Crestview	Athens, PA	362	6,232	6,594	(2,069)
Cross Keys Village	Duncansville, PA	61	5,914	5,975	(2,608)
Crossroads Village	Mount Pleasant, PA	183	1,601	1,784	(505)
D & R Village	Clifton Park, NY	392	5,414	5,806	(2,796)
Dallas Mobile Home	Toronto, OH	276	7,826	8,102	(2,329)
Deer Meadows	New Springfield, OH	226	7,981	8,207	(2,397)
Deer Run	Dothan, AL	301	22,588	22,889	(2,566)
Duck River Estates	Columbia, TN	416	9,014	9,430	(865)
Evergreen Estates	Lodi, OH	119	1,886	2,005	(693)
Evergreen Manor	Bedford, OH	49	4,428	4,477	(1,558)
Evergreen Village	Mantua, OH	105	5,019	5,124	(1,144)
Fairview Manor	Millville, NJ	2,535	12,041	14,576	(7,551)
Fifty-One Estates	Elizabeth, PA	1,330	11,322	12,652	(2,106)
Fohl Village	Canton, OH	1,023	22,833	23,856	(2,227)
Forest Creek	Elkhart, IN	440	11,521	11,961	(5,127)
Forest Park Village	Cranberry Township, PA	75	13,834	13,909	(5,800)
Fox Chapel Village	Cheswick, PA	372	9,963	10,335	(2,242)
Frieden Manor	Schuylkill Haven, PA	1,420	11,385	12,805	(4,167)
Friendly Village	Perrysburg, OH	1,269	57,503	58,772	(8,461)
Garden View Estates	Orangeburg, SC	158	15,993	16,151	(1,167)
Green Acres	Chambersburg, PA	63	849	912	(329)
Gregory Courts	Honey Brook, PA	370	2,724	3,094	(1,117)
Hayden Heights	Dublin, OH	248	4,131	4,379	(1,280)
Heather Highlands	Inkerman, PA	573	22,469	23,042	(9,591)
Hidden Creek	Erie, MI	618	34,616	35,234	(3,575)

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025 *(in thousands)*

Column A		Column E (10) (11)			Column F
Description		Gross Amount at Which Carried at 12/31/25			
Name	Location	Land	Site, Land & Building Improvements and Rental Homes	Total	Accumulated Depreciation
High View Acres	Export, PA	$ 825	5,679	6,504	(1,490)
Highland	Elkhart, IN	510	15,358	15,868	(6,367)
Highland Estates	Kutztown, PA	404	14,106	14,510	(9,547)
Hillcrest Crossing	Lower Burrell, PA	961	15,852	16,813	(3,308)
Hillcrest Estates	Marysville, OH	1,277	9,543	10,820	(2,475)
Hillside Estates	Greensburg, PA	484	11,079	11,563	(2,590)
Holiday Village	Nashville, TN	1,632	27,243	28,875	(7,169)
Holiday Village	Elkhart, IN	491	29,189	29,680	(9,098)
Holly Acres Estates	Erie, PA	194	5,356	5,550	(1,842)
Hudson Estates	Peninsula, OH	141	12,000	12,141	(3,775)
Huntingdon Pointe	Tarrs, PA	399	5,766	6,165	(1,074)
Independence Park	Clinton, PA	686	11,713	12,399	(2,821)
Iris Winds	Sumter, SC	1,135	15,854	16,989	(1,940)
Kinnebrook	Monticello, NY	509	16,721	17,230	(8,753)
Lake Erie Estates	Fredonia, NY	140	10,845	10,985	(1,665)
Lake Sherman Village	Navarre, OH	290	22,460	22,750	(8,217)
Lakeview Meadows	Lakeview, OH	726	9,792	10,518	(1,276)
Laurel Woods	Cresson, PA	433	12,056	12,489	(4,595)
Little Chippewa	Orrville, OH	113	3,947	4,060	(1,248)
Mandell Trails	Butler, PA	2,537	10,697	13,234	(875)
Maple Manor	Taylor, PA	674	21,571	22,245	(8,399)
Maplewood Village	Mantua, NJ	510	7,395	7,905	(222)
Marysville Estates	Marysville, OH	818	20,605	21,423	(4,101)
Maybelle Manor	Conowingo, MD	711	4,149	4,860	(75)
Meadowood	New Middletown, OH	152	10,532	10,684	(3,522)
Meadows	Nappanee, IN	549	21,755	22,304	(6,504)
Meadows of Perrysburg	Perrysburg, OH	4,500	9,758	14,258	(1,800)
Melrose Village	Wooster, OH	767	15,317	16,084	(4,581)
Melrose West	Wooster, OH	94	1,266	1,360	(499)
Memphis Blues	Memphis, TN	336	22,067	22,403	(6,230)
Mighty Oak	Albany, GA	234	10,873	11,107	(661)
Monroe Valley	Jonestown, PA	114	1,851	1,965	(735)
Moosic Heights	Avoca, PA	330	10,206	10,536	(3,535)
Mount Pleasant Village	Mount Pleasant, PA	280	5,882	6,162	(1,782)
Mountaintop	Narvon, PA	249	3,672	3,921	(1,287)
New Colony	West Mifflin, PA	448	8,705	9,153	(1,626)
Northtowne Meadows	Erie, MI	1,310	34,215	35,524	(7,173)
Oak Ridge Estates	Elkhart, IN	500	12,603	13,103	(5,062)
Oak Tree	Jackson, NJ	1,150	24,165	25,315	(2,535)
Oakwood Lake Village	Tunkhannock, PA	379	5,860	6,239	(1,763)
Olmsted Falls	Olmsted Falls, OH	569	6,733	7,302	(2,345)
Oxford Village	West Grove, PA	155	4,691	4,846	(2,694)
Parke Place	Elkhart, IN	4,317	27,455	31,772	(6,247)
Perrysburg Estates	Perrysburg, OH	407	13,267	13,674	(2,737)
Pikewood Manor	Elyria, OH	1,071	50,589	51,660	(10,296)
Pine Ridge/Pine Manor	Carlisle, PA	145	12,572	12,717	(6,271)
Pine Valley Estates	Apollo, PA	732	18,551	19,283	(5,737)
Pleasant View Estates	Bloomsburg, PA	307	6,965	7,272	(2,243)
Port Royal Village	Belle Vernon, PA	505	24,357	24,862	(11,417)
Redbud Estates	Anderson, IN	1,753	26,108	27,861	(5,873)
River Bluff Estates	Memphis, TN	230	4,263	4,493	(52)
River Valley Estates	Marion, OH	236	13,477	13,713	(5,742)
Rolling Hills Estates	Carlisle, PA	517	6,033	6,550	(1,649)

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025 *(in thousands)*

Column A		Column E (10) (11)			Column F
Description		Gross Amount at Which Carried at 12/31/25			
Name	Location	Land	Site, Land & Building Improvements and Rental Homes	Total	Accumulated Depreciation
Rostraver Estates	Belle Vernon, PA	$ 814	5,697	6,511	(1,925)
Saddle Creek	Dothan, AL	718	9,026	9,744	(673)
Sandy Valley Estates	Magnolia, OH	270	20,838	21,108	(8,052)
Shady Hills	Nashville, TN	337	10,351	10,688	(3,894)
Somerset/Whispering	Somerset, PA	1,538	16,863	18,401	(6,718)
Southern Terrace	Columbiana, OH	63	4,559	4,622	(1,928)
Southwind Village	Jackson, NJ	100	4,608	4,708	(2,675)
Spreading Oaks Village	Athens, OH	67	7,004	7,071	(3,079)
Springfield Meadows	Springfield, OH	1,230	11,714	12,944	(1,728)
Suburban Estates	Greensburg, PA	299	13,662	13,961	(5,230)
Summit Estates	Ravenna, OH	198	9,178	9,376	(2,946)
Summit Village	Marion, IN	522	8,952	9,474	(2,274)
Sunny Acres	Somerset, PA	287	11,762	12,049	(4,786)
Sunnyside	Eagleville, PA	662	3,960	4,622	(1,531)
Trailmont	Goodlettsville, TN	411	7,222	7,633	(2,564)
Twin Oaks I & II	Olmsted Falls, OH	998	6,027	7,025	(2,538)
Twin Pines	Goshen, IN	650	14,630	15,280	(5,575)
Valley High	Ruffs Dale, PA	284	5,654	5,938	(1,819)
Valley Hills	Ravenna, OH	996	20,705	21,701	(6,554)
Valley Stream	Mountaintop, PA	323	5,162	5,485	(1,559)
Valley View - HB	Honey Brook, PA	1,605	13,192	14,797	(4,273)
Valley View I	Ephrata, PA	280	7,147	7,427	(2,541)
Valley View II	Ephrata, PA	72	1,870	1,942	(871)
Voyager Estates	West Newton, PA	742	12,586	13,328	(3,048)
Waterfalls Village	Hamburg, NY	424	13,532	13,956	(6,567)
Wayside	Bellefontaine, OH	538	5,115	5,653	(1,074)
Weatherly Estates	Lebanon, TN	1,184	9,638	10,822	(5,256)
Wellington Estates	Export, PA	896	15,223	16,119	(3,541)
Wood Valley	Caledonia, OH	260	12,163	12,423	(4,765)
Woodland Manor	West Monroe, NY	260	9,008	9,268	(2,925)
Woodlawn Village	Eatontown, NJ	135	3,402	3,537	(1,371)
Woods Edge	West Lafayette, IN	1,808	35,226	37,034	(9,111)
Worthington Arms	Lewis Center, OH	437	24,807	25,244	(6,914)
Youngstown Estates	Youngstown, NY	269	4,823	5,092	(1,340)
		$ 90,208	$ 1,762,796	$ 1,853,003	$ (504,634)

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025

Column A		Column G	Column H	Column I
Description				
		Date of	Date	Depreciable
Name	**Location**	**Construction**	**Acquired**	**Life**
Albany Dunes	Albany, GA	1983	2025	5 to 27.5
Allentown	Memphis, TN	prior to 1980	1986	5 to 27.5
Arbor Estates	Doylestown, PA	1959	2013	5 to 27.5
Auburn Estates	Orrville, OH	1971/1985/1995	2013	5 to 27.5
Bayshore Estates	Sandusky, OH	1969	2021	5 to 27.5
Birchwood Farms	Birch Run, MI	1976-1977	2013	5 to 27.5
Boardwalk	Elkhart, IN	1995-1996	2017	5 to 27.5
Broadmore Estates	Goshen, IN	1950/1990	2013	5 to 27.5
Brookside Village	Berwick, PA	1973-1976	2010	5 to 27.5
Brookview Village	Greenfield Center, NY	prior to 1970	1977	5 to 27.5
Camelot Village	Anderson, IN	1998	2018	5 to 27.5
Camelot Woods	Altoona, PA	1999	2020	5 to 27.5
Candlewick Court	Owosso, MI	1975	2015	5 to 27.5
Carsons	Chambersburg, PA	1963	2012	5 to 27.5
Catalina	Middletown, OH	1968-1976	2015	5 to 27.5
Cedar Grove	Mantua, NJ	1950's	2025	5 to 27.5
Cedarcrest Village	Vineland, NJ	1973	1986	5 to 27.5
Center Manor	Monaca, PA	1957	2022	5 to 27.5
Chambersburg I & II	Chambersburg, PA	1955	2012	5 to 27.5
Chelsea	Sayre, PA	1972	2012	5 to 27.5
Cinnamon Woods	Conowingo, MD	2005	2017	5 to 27.5
City View	Lewistown, PA	prior to 1980	2011	5 to 27.5
Clinton MH Resort	Tiffin, OH	1968/1987	2011	5 to 27.5
Collingwood	Horseheads, NY	1970	2012	5 to 27.5
Colonial Heights	Wintersville, OH	1972	2012	5 to 27.5
Conowingo Court	Conowingo, MD	1960's	2025	5 to 27.5
Countryside Estates	Muncie, IN	1996	2012	5 to 27.5
Countryside Estates	Ravenna, OH	1972	2014	5 to 27.5
Countryside Village	Columbia, TN	1988/1992	2011	5 to 27.5
Cranberry Village	Cranberry Township, PA	1974	1986	5 to 27.5
Crestview	Athens, PA	1964	2012	5 to 27.5
Cross Keys Village	Duncansville, PA	1961	1979	5 to 27.5
Crossroads Village	Mount Pleasant, PA	1955/2004	2017	5 to 27.5
D & R Village	Clifton Park, NY	1972	1978	5 to 27.5
Dallas Mobile Home	Toronto, OH	1950-1957	2014	5 to 27.5
Deer Meadows	New Springfield, OH	1973	2014	5 to 27.5
Deer Run	Dothan, AL	1960	2021	5 to 27.5
Duck River Estates	Columbia, TN	2023	2011	5 to 27.5
Evergreen Estates	Lodi, OH	1965	2014	5 to 27.5
Evergreen Manor	Bedford, OH	1960	2014	5 to 27.5
Evergreen Village	Mantua, OH	1960	2014	5 to 27.5
Fairview Manor	Millville, NJ	prior to 1980	1985	5 to 27.5
Fifty-One Estates	Elizabeth, PA	1970's	2019	5 to 27.5
Fohl Village	Canton, OH	1972	2022	5 to 27.5
Forest Creek	Elkhart, IN	1996-1997	2013	5 to 27.5
Forest Park Village	Cranberry Township, PA	prior to 1980	1982	5 to 27.5
Fox Chapel Village	Cheswick, PA	1975	2017	5 to 27.5
Frieden Manor	Schuylkill Haven, PA	1969	2012	5 to 27.5
Friendly Village	Perrysburg, OH	1970	2019	5 to 27.5
Garden View Estates	Orangeburg, SC	1962	2022	5 to 27.5
Green Acres	Chambersburg, PA	1978	2012	5 to 27.5
Gregory Courts	Honey Brook, PA	1970	2013	5 to 27.5
Hayden Heights	Dublin, OH	1973	2014	5 to 27.5
Heather Highlands	Inkerman, PA	1970	1992	5 to 27.5
Hidden Creek	Erie, MI	1993	2022	5 to 27.5
High View Acres	Export, PA	1984	2017	5 to 27.5

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025

Column A		Column G	Column H	Column I
Description				
		Date of	Date	Depreciable
Name	Location	Construction	Acquired	Life
Highland	Elkhart, IN	1969	2013	5 to 27.5
Highland Estates	Kutztown, PA	1971	1979	5 to 27.5
Hillcrest Crossing	Lower Burrell, PA	1971	2017	5 to 27.5
Hillcrest Estates	Marysville, OH	1995	2017	5 to 27.5
Hillside Estates	Greensburg, PA	1980	2014	5 to 27.5
Holiday Village	Nashville, TN	1967	2013	5 to 27.5
Holiday Village	Elkhart, IN	1966	2015	5 to 27.5
Holly Acres Estates	Erie, PA	1977/2007	2015	5 to 27.5
Hudson Estates	Peninsula, OH	1956	2014	5 to 27.5
Huntingdon Pointe	Tarrs, PA	2000	2015	5 to 27.5
Independence Park	Clinton, PA	1987	2014	5 to 27.5
Iris Winds	Sumter, SC	1972	2021	5 to 27.5
Kinnebrook	Monticello, NY	1972	1988	5 to 27.5
Lake Erie Estates	Fredonia, NY	1965-1975	2020	5 to 27.5
Lake Sherman Village	Navarre, OH	prior to 1980	1987	5 to 27.5
Lakeview Meadows	Lakeview, OH	1995	2016	5 to 27.5
Laurel Woods	Cresson, PA	prior to 1980	2001	5 to 27.5
Little Chippewa	Orrville, OH	1968	2013	5 to 27.5
Mandell Trails	Butler, PA	1969	2022	5 to 27.5
Maple Manor	Taylor, PA	1972	2010	5 to 27.5
Maplewood Village	Mantua, NJ	1970's	2025	5 to 27.5
Marysville Estates	Marysville, OH	1960s to 2015	2017	5 to 27.5
Maybelle Manor	Conowingo, MD	1999	2025	5 to 27.5
Meadowood	New Middletown, OH	1957	2012	5 to 27.5
Meadows	Nappanee, IN	1965-1973	2015	5 to 27.5
Meadows of Perrysburg	Perrysburg, OH	1998	2018	5 to 27.5
Melrose Village	Wooster, OH	1970-1978	2013	5 to 27.5
Melrose West	Wooster, OH	1995	2013	5 to 27.5
Memphis Blues	Memphis, TN	1955	1985	5 to 27.5
Mighty Oak	Albany, GA	2023	2023	5 to 27.5
Monroe Valley	Jonestown, PA	1969	2012	5 to 27.5
Moosic Heights	Avoca, PA	1972	2010	5 to 27.5
Mount Pleasant Village	Mount Pleasant, PA	1977-1986	2017	5 to 27.5
Mountaintop	Narvon, PA	1972	2012	5 to 27.5
New Colony	West Mifflin, PA	1975	2019	5 to 27.5
Northtowne Meadows	Erie, MI	1988, 1995, 1999	2019	5 to 27.5
Oak Ridge Estates	Elkhart, IN	1990	2013	5 to 27.5
Oak Tree	Jackson, NJ	1958	2022	5 to 27.5
Oakwood Lake Village	Tunkhannock, PA	1972	2010	5 to 27.5
Olmsted Falls	Olmsted Falls, OH	1953/1970	2012	5 to 27.5
Oxford Village	West Grove, PA	1971	1974	5 to 27.5
Parke Place	Elkhart, IN	1995-1996	2017	5 to 27.5
Perrysburg Estates	Perrysburg, OH	1972	2018	5 to 27.5
Pikewood Manor	Elyria, OH	1962	2018	5 to 27.5
Pine Ridge/Pine Manor	Carlisle, PA	1961	1969	5 to 27.5
Pine Valley Estates	Apollo, PA	prior to 1980	1995	5 to 27.5
Pleasant View Estates	Bloomsburg, PA	1960's	2010	5 to 27.5
Port Royal Village	Belle Vernon, PA	1973	1983	5 to 27.5
Redbud Estates	Anderson, IN	1966/1998/2003	2018	5 to 27.5
River Bluff Estates	Memphis, TN	2024	2013	5 to 27.5
River Valley Estates	Marion, OH	1950	1986	5 to 27.5
Rolling Hills Estates	Carlisle, PA	1972-1975	2013	5 to 27.5
Rostraver Estates	Belle Vernon, PA	1970	2014	5 to 27.5
Saddle Creek	Dothan, AL	1972	2022	5 to 27.5
Sandy Valley Estates	Magnolia, OH	prior to 1980	1985	5 to 27.5
Shady Hills	Nashville, TN	1954	2011	5 to 27.5

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2025

Column A		Column G	Column H	Column I
Description				
		Date of	Date	Depreciable
Name	**Location**	**Construction**	**Acquired**	**Life**
Somerset/Whispering	Somerset, PA	prior to 1980	2004	5 to 27.5
Southern Terrace	Columbiana, OH	1983	2012	5 to 27.5
Southwind Village	Jackson, NJ	1969	1969	5 to 27.5
Spreading Oaks Village	Athens, OH	prior to 1980	1996	5 to 27.5
Springfield Meadows	Springfield, OH	1970	2016	5 to 27.5
Suburban Estates	Greensburg, PA	1968/1980	2010	5 to 27.5
Summit Estates	Ravenna, OH	1969	2014	5 to 27.5
Summit Village	Marion, IN	2000	2018	5 to 27.5
Sunny Acres	Somerset, PA	1970	2010	5 to 27.5
Sunnyside	Eagleville, PA	1960	2013	5 to 27.5
Trailmont	Goodlettsville, TN	1964	2011	5 to 27.5
Twin Oaks I & II	Olmsted Falls, OH	1952/1997	2012	5 to 27.5
Twin Pines	Goshen, IN	1956/1990	2013	5 to 27.5
Valley High	Ruffs Dale, PA	1974	2014	5 to 27.5
Valley Hills	Ravenna, OH	1960-1970	2014	5 to 27.5
Valley Stream	Mountaintop, PA	1970	2015	5 to 27.5
Valley View - HB	Honey Brook, PA	1970	2013	5 to 27.5
Valley View I	Ephrata, PA	1961	2012	5 to 27.5
Valley View II	Ephrata, PA	1999	2012	5 to 27.5
Voyager Estates	West Newton, PA	1968	2015	5 to 27.5
Waterfalls Village	Hamburg, NY	prior to 1980	1997	5 to 27.5
Wayside	Bellefontaine, OH	1960	2016	5 to 27.5
Weatherly Estates	Lebanon, TN	1997	2006	5 to 27.5
Wellington Estates	Export, PA	1970/1996	2017	5 to 27.5
Wood Valley	Caledonia, OH	prior to 1980	1996	5 to 27.5
Woodland Manor	West Monroe, NY	prior to 1980	2003	5 to 27.5
Woodlawn Village	Eatontown, NJ	1964	1978	5 to 27.5
Woods Edge	West Lafayette, IN	1974	2015	5 to 27.5
Worthington Arms	Lewis Center, OH	1968	2015	5 to 27.5
Youngstown Estates	Youngstown, NY	1963	2013	5 to 27.5

(1) Represents one mortgage payable secured by twenty-eight properties and one mortgage payable secured by the rental homes therein.

(2) Represents one mortgage payable secured by ten properties.

(3) Represents one mortgage payable secured by eight properties.

(4) Represents one mortgage payable secured by seven properties.

(5) Represents one mortgage payable secured by six properties.

(6) Represents one mortgage payable secured by four properties and one mortgage payable secured by the rental homes therein.

(7) Represents one mortgage payable secured by two properties.

(8) Represents one mortgage payable secured by two properties.

(9) Represents one mortgage payable secured by two properties.

(10) Reconciliation

| | /----------FIXED ASSETS-----------/ *(in thousands)* | | |
	12/31/25	12/31/24	12/31/23
Balance – Beginning of Year	$1,655,964	$1,527,479	$1,379,527
Additions:			
Acquisitions	39,125	-0-	3,650
Improvements	167,210	139,528	151,495
Total Additions	206,335	139,528	155,145
Deletions	(9,296)	(11,043)	(7,193)
Balance – End of Year	$1,853,003	$1,655,964	$1,527,479

| | /-----ACCUMULATED DEPRECIATION-----/ *(in thousands)* | | |
	12/31/25	12/31/24	12/31/23
Balance – Beginning of Year	$445,077	$391,920	$340,776
Additions:			
Depreciation	63,860	57,765	53,685
Total Additions	63,860	57,765	53,685
Deletions	(4,303)	(4,608)	(2,541)
Balance – End of Year	$504,634	$445,077	$391,920

(11)   The aggregate cost for Federal tax purposes approximates historical cost.

BOARD OF DIRECTORS



AMY L. BUTEWICZ
Doctor of Pharmacy
Realtor of Keller Williams
Princeton Real Estate



MICHAEL P. LANDY
Former President and
Chief Executive Officer
of Monmouth Real Estate
Investment Corporation



JEFFREY A. CARUS
Founder and Managing
Partner of JAC Partners, LLC



SAMUEL A. LANDY
President and Chief
Executive Officer



ANNA T. CHEW
Executive Vice President,
Chief Financial Officer
and Treasurer



STUART LEVY
Senior Vice President
of Arbor Private
Construction Group



TODD J. CLARK
Dean of Widener
University Delaware
Law School



WILLIAM E. MITCHELL
General Partner and
Co-CIO of Strategy Capital



MATTHEW I. HIRSCH
Attorney-at-Law
Partner, Solow, Hartnett
and Galvan, LLC



ANGELA D. PRUITT-MARRIOTT
Senior Executive and
Crisis Communication
Specialist of Sitrick and
Company



EUGENE W. LANDY
Founder and Chairman
of the Board



KENNETH K. QUIGLEY, JR.
Attorney-at-Law
President Emeritus
of Curry College

OFFICERS & EXECUTIVE MANAGEMENT

EUGENE W. LANDY
Founder and Chairman of the Board

SAMUEL A. LANDY
President and Chief Executive Officer

ANNA T. CHEW
Executive Vice President, Chief Financial Officer and Treasurer

CRAIG KOSTER
Executive Vice President, General Counsel and Secretary

BRETT TAFT
Executive Vice President and Chief Operating Officer

DANIEL LANDY
Executive Vice President of UMH and President of UMH OZ Fund, LLC

JEFFREY V. YORICK
Executive Vice President of Engineering

REGINA BEASLEY
Senior Vice President

AYAL DREIFUSS
Senior Vice President of Rental Operations

CHRISTINE LINDSEY
Senior Vice President

T.C. SHEPPARD
Senior Vice President of Sales

ROBERT VAN SCHUYVER
Senior Vice President

JEFFREY WOLFE
Senior Vice President of Field Operations

ABBY KARNOFSKY
Vice President of Marketing

GEORGE KLINE
Vice President of Corporate Security

JEREMY LANDY
Vice President of Community Media Relations

KRISTIN LANGLEY
Vice President and Controller

JAMES O. LYKINS
Vice President of Capital Markets

NELLI MADDEN
Vice President of Investor Relations

AARON POTTER
Vice President of Sustainability and Urban Development

ALAN PATTERSON
Assistant Vice President of Engineering

KATIE RYTTER
Vice President of Strategic Initiatives

BRITTNEE SPERLING
Assistant Controller

JOSE VILLARREAL
Senior Vice President of Consumer Finance of UMH American Dream, LLC

KEVIN MILLER
Chief Financial Officer of UMH OZ Fund, LLC

BECKY COLERIDGE
Vice President of Investor Relations and Controller of UMH OZ Fund, LLC

CORPORATE INFORMATION

CORPORATE OFFICE
3499 US Hwy 9, Suites C & D
Freehold, NJ 07728

TRANSFER AGENT & REGISTRAR
EQ
PO Box 500
Newark, NJ 07101

COMMON STOCK LISTINGS
NYSE: UMH   TASE: UMH

INDEPENDENT AUDITORS
PKF O'Connor Davies, LLP
245 Park Avenue
New York, NY 10167

PRESS CONTACT
amarriott@sitrick.com

IR WEBSITE: *www.umh.reit*
COMPANY WEBSITE: *www.umh.com*

EMAIL ADDRESS
ir@umh.com

Home Sweet Home

UMH PROPERTIES, INC.
Established in 1968
3499 US Hwy 9, Suites C & D | Freehold, NJ 07728
www.umh.reit   732.577.9997   NYSE: UMH   TASE: UMH